  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 1998
                                                     REGISTRATION NO. 333-44491
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                      CAVANAUGHS HOSPITALITY CORPORATION

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      WASHINGTON                     7011                      91-1032187
    (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
    JURISDICTION OF        CLASSIFICATION CODE NUMBER)    IDENTIFICATION NUMBER)
   INCORPORATION OR
     ORGANIZATION)

                           201 W. NORTH RIVER DRIVE,
                                   SUITE 100
                           SPOKANE, WASHINGTON 99201
                                 (509) 459-6100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------
                              DONALD K. BARBIERI
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      CAVANAUGHS HOSPITALITY CORPORATION
                     201 W. NORTH RIVER DRIVE, SUITE 100
                          SPOKANE, WASHINGTON 99201
                                (509) 459-6100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

          BARRY LAWRENCE, ESQ.                       JAY L. BERNSTEIN, ESQ.
            BRIAN HOYE, ESQ.                          ROGERS & WELLS LLP
  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP            200 PARK AVENUE
     1999 AVENUE OF THE STARS, SUITE 1600           NEW YORK, NEW YORK 10166
      LOS ANGELES, CALIFORNIA 90067                       (212) 878-8000
             (310) 788-1000

                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]________.

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]________.

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]________.

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 10, 1998


                                5,175,000 SHARES

                   [LOGO OF CAVANAUGHS HOSPITALITY CORPORATION]
                                  COMMON STOCK

                                  -----------

  All of the shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Cavanaughs Hospitality Corporation (the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. Upon completion of the Offering, the Company's current shareholders as a group will own approximately 57.7% of the outstanding shares of Common Stock. As a result these shareholders will be able to control all corporate matters of the Company that are subject to shareholder approval, including the election of directors. The Company anticipates that the initial public offering price per share will be between $12.00 and $14.00. See "Underwriting" for a discussion of the factors that will be considered in determining the initial public offering price. The Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "CVH," subject to official notice of issuance.

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN MATERIAL RISKS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               PRICE TO UNDERWRITING PROCEEDS TO
                                               PUBLIC   DISCOUNTS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share....................................    $          $            $
Total(3).....................................    $          $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2) Before deducting expenses of the Offering payable by the Company estimated
    to be $     .

(3) The Company has granted an option to the Underwriters, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 776,250 additional shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such over-allotment option in full, the total Price to Public, Underwriting Discounts and Proceeds to
    Company will be $   , $    and $   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the
shares of Common Stock will be made against payment on or about       , 1998 at
the office of CIBC Oppenheimer Corp., CIBC Oppenheimer Tower, World Financial Center, New York, New York 10281.

                                  -----------

CIBC OPPENHEIMER                      NATIONSBANC MONTGOMERY SECURITIES LLC

                  The date of this Prospectus is       , 1998

  [ON THE INSIDE FRONT COVER OF THE PROSPECTUS IS A MAP OF CERTAIN STATES IN THE NORTHWESTERN UNITED STATES HIGHLIGHTING VARIOUS CITIES AND, BELOW, THE LOCATIONS WHERE THE COMPANY HAS PROPERTIES AND PROVIDES ENTERTAINMENT, MANAGEMENT AND SERVICES.]

  [ON THE INSIDE BACK COVER OF THE PROSPECTUS IS A COLLAGE REPRESENTING FEATURES OF THE ENTERTAINMENT, MANAGEMENT AND SERVICES DIVISION AND PHOTOS OF SOME OF THE COMPANY'S HOTELS, OFFICE AND RETAIL BUILDINGS]





                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, THE PURCHASE OF THE COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

  NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF A PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE ADVISED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial data, including the Combined Financial Statements and notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, all references in this Prospectus to the "Company" include Cavanaughs Hospitality Corporation, a Washington corporation, its subsidiaries, including Cavanaughs Hospitality Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), and its predecessors. Unless otherwise indicated, all information in this Prospectus (i) assumes an initial public offering price of $13.00 per share (which is the midpoint of the range set forth on the cover page of this Prospectus), (ii) gives retroactive effect to the merger of Goodale and Barbieri Companies, the Company's predecessor, and Barbieri Investment Company which occurred in November 1997 (the "Merger"), whereby the Company was recapitalized and 7,072,025 shares of common stock, par value $.01 per share (the "Common Stock"), were issued to the existing shareholders and (iii) assumes that the Underwriters' over-allotment option is not exercised. As used herein, the term "Northwest" includes the states of Washington, Oregon, Idaho, Montana, Utah and Alaska, northern California and the Canadian provinces of Alberta and British Columbia.

                                  THE COMPANY

  Cavanaughs Hospitality Corporation is a hotel operating company that owns, operates, acquires, develops, renovates and repositions full service hotels in the Northwest under its proprietary brand name, "Cavanaughs(TM)". The Company's hotel portfolio contains 11 full service hotels (the "Hotels"), with 2,369 guest rooms and approximately 120,000 square feet of meeting space, located in Seattle, Spokane, Yakima and Kennewick, Washington; Idaho Falls and Post Falls, Idaho; and Kalispell, Montana. The Company plans to pursue additional growth opportunities by continuing to acquire and develop full service hotels in the Northwest. The Company has entered into purchase agreements to acquire two additional full service hotels, containing 343 guest rooms and approximately 14,500 square feet of meeting space, located in Kalispell, Montana and Portland, Oregon for an aggregate purchase price of approximately $15.5 million. Substantially all of the Company's assets, including the Hotels, are owned by the Operating Partnership, the day to day operations of which are managed by the Company in its capacity as sole general partner. With more than 20 years of experience in the lodging industry, management believes the Company enjoys an excellent reputation in, and its Cavanaughs brand name is well recognized throughout, the Northwest. The Company also provides entertainment services, including event ticketing and theatrical presentations and other special events, and property management services for third parties and owns and manages retail and office properties.

  The Company is seeking to become the dominant full service hotel company in the Northwest by providing customers with access to a Cavanaughs brand hotel in multiple locations throughout the region. As a result of consolidation among hotel chains, the Company believes there is an absence of a dominant Northwest based, regionally focused hotel company. The Company's growth strategy focuses on: (i) the acquisition and re-branding of full service hotels with the Cavanaughs name, (ii) the acquisition, conversion and redevelopment of non-hotel properties into Cavanaughs brand hotels, (iii) the construction of new Cavanaughs hotels and (iv) the expansion of existing Cavanaughs Hotels.

  The Company's operating strategy is designed to enhance its revenue and operating margins by increasing revenue per available room ("REVPAR"), average daily rates ("ADR"), occupancy and operating efficiencies at the Hotels. This strategy includes: (i) building brand name recognition by maintaining its strategic focus on the Northwest; (ii) promoting a coordinated marketing program utilizing corporate level sales and marketing departments in conjunction with local hotel-based sales and marketing personnel; (iii) controlling operating expenses and achieving cost reductions through operating efficiencies and economies of scale; (iv) enhancing guest satisfaction and loyalty by providing high quality service; (v) utilizing the Company's yield management and proprietary management information systems to enable the general managers of each Hotel to optimize REVPAR, ADR, occupancy and net income; (vi) maintaining a consistent level of quality at the Hotels through its maintenance and capital expenditure programs; (vii) emphasizing the quality of the Company's food and beverage services to attract convention, group and special event business and to create local awareness of the Hotels; (viii) providing valuable guest benefit programs that promote customer loyalty, such as frequent flier mileage and repeat guest programs; and (ix) attracting and retaining qualified employees by providing on going training and stock incentive programs at all levels of employment to enhance productivity and align the efforts of employees with the Company's objectives. For the fiscal year ended October 31, 1997, the Company's revenues were $52.0 million, operating income was $10.6 million, net income was $1.7 million, REVPAR was $45.72 and ADR was $73.43. On a pro forma basis, giving effect to the three Hotels acquired since October 31, 1997, the two hotels under contract to be acquired and the Offering, for the year ended October 31, 1997, the Company's revenues were $77.4 million, operating income was $14.5 million, net income was $6.0 million, REVPAR was $41.21 and ADR was $68.94.

  The Company has received a commitment from U.S. Bank to provide, upon consummation of the Offering, up to $80.0 million under a revolving credit facility (the "Revolving Credit Facility") which will be used by the Company to finance property acquisitions, development and capital improvements and for general corporate purposes. As an alternative to debt financing, the Company may issue shares of Common Stock or units of limited partner interest in the Operating Partnership ("OP Units") as consideration in future hotel acquisitions. The issuance of OP Units in exchange for hotels may allow the current owners of such hotels to achieve certain tax advantages when selling such hotels to the Company.

  In addition to the Hotels, the Company operates two other divisions: (i) entertainment, management and services and (ii) rental operations. The entertainment, management and services division includes computerized event ticketing through G&B Select-a-Seat, which was founded in 1987 and processed in excess of 2.0 million tickets in 1997, and the presentation of shows and special events through G&B Presents, which was also founded in 1987 and has presented over 79 Broadway theatrical presentations and special events in the last ten years. These services generate income from ticket sales and handling fees as well as additional room occupancy at the Hotels. The entertainment, management and services division is supported by the same Company-operated toll-free call center (the "Toll-Free Call Center") used for hotel reservations. The Company's rental operations division includes ownership of three office properties and one retail property containing in excess of 590,000 square feet of leasable space, the majority of which are located near the Hotels, and third-party management of more than 3.1 million square feet of retail and office properties and approximately 2,200 residential units in the Northwest.

  The Company, which was formerly known as Goodale and Barbieri Companies, has been a family-owned enterprise since it was founded in 1937. Between 1937 and 1976, the Company focused on third-party property management services and real estate development in Spokane, Washington. The Company's history of owning and operating hotels commenced in 1976 when it constructed the River Inn in Spokane. In 1980, the Company established its proprietary Cavanaughs brand name. After changing its name in October 1997 to Cavanaughs Hospitality Corporation, the Company merged with Barbieri Investment Company, an affiliated Washington corporation ("BIC"), effective November 3, 1997. In connection with its merger with BIC, the Company contributed certain assets not related to its core hospitality business, including, among other things, a long-term residence inn and a milk processing and distribution business, to a wholly-owned subsidiary and distributed the capital stock of such subsidiary, as well as the capital stock of another wholly-owned subsidiary owning recreation real estate in Priest Lake, Idaho and a retail sales operation, to the shareholders of the Company. Shortly thereafter, the Company contributed substantially all of its assets to the Operating Partnership in exchange for general and limited partner interests therein. The Company is the sole general partner of the Operating Partnership and owns a controlling 98.8% interest therein. All of the Hotels and the other assets of the Company are held by or for the benefit of, and substantially all of the Company's operations are conducted through, the Operating Partnership.

  Since 1968 when Donald Barbieri, the Company's Chairman, President and Chief Executive Officer, joined the Company, the Company has grown from five employees to approximately 1,900 employees. The Company's principal executive offices are located at 201 W. North River Drive, Suite 100, Spokane, Washington 99201 and its telephone number is (509) 459-6100. The Company's website address is www.cavanaughs.com.

                               INDUSTRY OVERVIEW

  The domestic lodging industry completed its third year of record profitability in 1996, during which time it produced record income of $12.5 billion. Coopers & Lybrand L.L.P.'s Hospitality Directions (November 1997) ("Coopers & Lybrand Hospitality Directions") estimates that the industry is expected to again achieve record profitability in 1997. Coopers & Lybrand Hospitality Directions indicates that average U.S. hotel occupancy reached 65.1% in 1996, its highest level in 13 years. U.S. hotel occupancy is expected to decline slightly in 1997 to 64.5% due to supply growth exceeding demand growth. High occupancy during 1995 to 1997 has provided hotel operators with the ability to support increases in ADR without affecting occupancy percentages. Sustained ADR growth has contributed to total lodging industry revenue growth which was 8.6% in 1996 and is expected to be 8.5% in 1997.

  The following table reflects the percentage changes in REVPAR, ADR and occupancy for the twelve months ended October 31, 1996 and 1997, compared to the same periods in 1995 and 1996, respectively, for (i) the Hotels that were open for each of the periods presented, (ii) U.S. full service hotels and
(iii) all U.S. hotels.

                           PERCENTAGE CHANGE VERSUS PRIOR PERIOD
                         -----------------------------------------------
                           REVPAR(1)          ADR          OCCUPANCY
                         --------------  --------------  ---------------
                          1996    1997    1996    1997    1996     1997
                         ------  ------  ------  ------  ------   ------
Cavanaughs Hotels(2)....   8.3%    8.8%    9.3%    9.1%    (1.5)%   (1.6)%
U.S. Full Service Ho-
 tels(3)................   8.4%    7.8%    7.4%    7.8%     0.8 %    0.1 %
U.S. Hotels(3)(4).......   6.4%    5.4%    6.4%    6.4%    (0.1)%   (0.9)%

--------
(1) Determined by dividing annual room revenue by annual available rooms.
(2) Occupancy as a percentage of available rooms declined slightly, primarily because of the addition of new rooms associated with the opening of Cavanaughs on Fifth Avenue, which management believes has not reached stabilized occupancy.
(3) Source: Smith Travel Research.
(4) Includes both full service and limited service hotels.

  Lodging room demand has historically tracked the national economy. In 1997, the U.S. economy's ongoing expansion has been marked by low inflation and unemployment and, in the northwest states of Idaho, Oregon and Washington, employment and population growth has been above national averages. According to U.S. Bank's Economic Update (October 1997), for the twelve months ended July 1997 the metropolitan areas of Seattle, Washington and Portland, Oregon were the second and fourth fastest growing metropolitan economies in the nation, respectively. In addition, according to the 1998 U.S. Bank Regional Economic Review and Forecast, Utah, Washington and Oregon were the second, fifth and eighth most rapidly growing states in the nation, respectively. The western region of the United States is expected to continue to outpace the nation in employment income and population growth through the year 2000, according to the Oregon Economic Review and Forecast (December 1997).

                                HOTEL PROPERTIES

  The Company's hotel portfolio currently contains 11 full service Hotels, with 2,369 guest rooms and approximately 120,000 square feet of meeting space, located in the Northwest. In addition, the Company has entered into purchase agreements to acquire two additional full service hotels. The following table sets forth certain information regarding the Company's hotel portfolio and hotels under contract.

                                                                                YEAR ENDED OCTOBER 31, 1997
                                                                       MEETING  ---------------------------------
                                          YEAR BUILT/   YEAR    GUEST   SPACE                         AVERAGE
                             LOCATION      ACQUIRED   RENOVATED ROOMS (SQ. FT.) REVPAR      ADR      OCCUPANCY
                          --------------- ----------- --------- ----- --------- --------- ---------- ------------
HOTELS OWNED AS OF OCTO-
 BER 31, 1997:
Cavanaughs on Fifth Ave-
 nue....................  Seattle, WA        1996       1996      297   12,500  $   73.55 $   116.24      64.9%
Cavanaughs Inn at the
 Park...................  Spokane, WA        1983       1997      402   26,300      48.61      80.90      61.1
Cavanaughs River Inn....  Spokane, WA        1976       1997      245    3,700      40.17      53.01      74.2
Cavanaughs Fourth Ave-
 nue....................  Spokane, WA        1991       1997      153    2,600      23.63      48.33      51.7
Cavanaughs at Yakima
 Center.................  Yakima, WA         1991       1997      155   11,000      37.13      55.98      63.3
Cavanaughs Gateway Ho-
 tel....................  Yakima, WA         1997(1)    1997      172    8,000      34.16      58.96      57.9
Cavanaughs at Columbia
 Center.................  Kennewick, WA      1978       1997      162    9,700      31.15      55.86      58.9
Cavanaughs at Kalispell
 Center.................  Kalispell, MT      1986       1997      132   10,500      36.89      59.30      63.2
                                                                -----  -------  --------- ----------   -------
 Total/Weighted Average
  for Owned Hotels
  (2)(3)................                                        1,718   84,300  $   45.72 $    73.43      63.5%
HOTELS ACQUIRED SINCE
 OCTOBER 31, 1997:
Cavanaughs Ridpath Ho-
 tel....................  Spokane, WA        1998(4)    1996      342   16,000  $   33.49 $    58.43      57.3%
Cavanaughs on the
 Falls..................  Idaho Falls, ID    1998(5)    1994      142    8,800      34.49      57.38      60.1
Cavanaughs Templins Re-
 sort...................  Post Falls, ID     1998(6)    1996      167   11,000      36.45      62.65      58.2
HOTELS CURRENTLY UNDER
 CONTRACT:
Cavanaughs Outlaw Ho-
 tel....................  Kalispell, MT      1998(7)    1995      220   11,000  $   29.88 $    68.88      43.4%
Cavanaughs Hillsboro Ho-
 tel....................  Portland, OR       1998(8)    1997      123    3,500      50.13      72.38      69.3
                                                                -----  -------  --------- ----------   -------
 Total/Weighted Average
  for Hotels Acquired or
  Under Contract  Since
  October 31, 1997......                                          994   50,300  $   35.40 $    62.99      56.2%
 Total/Weighted Average
  for All Hotels
  (2)(3)................                                        2,712  134,600  $   41.21 $    68.94      59.8%

--------

(1) Leased by the Company effective October 15, 1997. See "Business and Properties--Hotel Properties."
(2) Rooms which were under renovation were excluded from REVPAR and average occupancy percentage. Due to the short duration of renovation, in the opinion of management, excluding these rooms did not have a material impact on REVPAR and average occupancy percentage.
(3) The total/weighted average for owned Hotels includes REVPAR, ADR and average occupancy of Cavanaughs Gateway Hotel for the period from October 15, 1997 through October 31, 1997.
(4) Leased by the Company effective January 1, 1998. See "Business and Properties--Hotel Properties."
(5) Acquired by the Company on January 7, 1998.
(6) Acquired by the Company on February 2, 1998.
(7) The Company has entered into a purchase agreement dated November 19, 1997 to acquire this hotel, subject to the satisfaction of normal closing conditions, for a purchase price of $9.8 million within 60 days of the closing of the Offering. This hotel, which is currently known as the Outlaw Inn, will be re-branded as the "Cavanaughs Outlaw Hotel" upon acquisition.
(8) The Company has entered into a purchase agreement dated January 14, 1998 pursuant to which it intends to acquire this hotel, subject to the satisfaction of normal closing conditions, for a purchase price of $5.7 million on April 1, 1998. This hotel, currently known as the Hallmark Inn, will be re-branded as the "Cavanaughs Hillsboro Hotel" upon acquisition.

                            STRUCTURE OF THE COMPANY

  The Company is the sole general partner of the Operating Partnership and the Company, North River Drive Company, the Barbieri Family Foundation, Donald Barbieri, Thomas Barbieri and Richard Barbieri are currently the limited partners of the Operating Partnership. The Company will conduct substantially all of its business, and will hold substantially all of the Hotels and other assets, through the Operating Partnership. As sole general partner of the Operating Partnership, the Company has exclusive power to manage and conduct the operations of the Operating Partnership. Subject to certain holding period requirements, OP Units will be exchangeable, at the option of the holders thereof, for cash in an amount equal to the market value of an equivalent number of shares of Common Stock. The Company has the right, however, if OP Units are presented for exchange, to deliver to the holder of such OP Units, in lieu of cash, shares of Common Stock, on a one-for-one basis (subject to adjustment in the event of stock splits, stock dividends, combinations and reorganizations). As general partner of the Operating Partnership, whenever the Company shall issue shares of capital stock, such as in the Offering, the Company will contribute the net proceeds therefrom to the Operating Partnership and the Operating Partnership will issue to the Company an equivalent number of OP Units with rights corresponding to the shares of capital stock issued by the Company. See "Partnership Agreement of the Operating Partnership." In addition to the Operating Partnership, the Company holds a 50% general partner interest in Cowley Street Limited Partnership, a Washington limited partnership which owns Cavanaughs Fourth Avenue. Each of G&B Select-a-Seat, G&B Presents and G&B Real Estate Services are fictitious business names of the Company and operate within the Company's entertainment, management and services division which will continue to be operated by the Company following the Offering for the benefit of the Operating Partnership.

  The following diagram depicts the ownership structure of the Company upon completion of the Offering:

                             [CHART APPEARS HERE]

                                  THE OFFERING

Common Stock Offered by the
 Company....................   5,175,000 shares


Common Stock Outstanding
 after the Offering.........  12,270,253 shares(1)


Use of Proceeds.............  The Company expects to use the net proceeds of the Offering to repay certain indebtedness, including indebtedness incurred with respect to certain acquisitions. See "Use of Proceeds."

Proposed NYSE symbol........  "CVH"
--------

(1) Includes 7,084,253 restricted shares owned by David Barbieri, Donald Barbieri, Kathryn Barbieri, Mark Barbieri, Richard Barbieri, Stephen Barbieri, Thomas Barbieri, David Bell and certain family trusts (collectively, the "Barbieri Family") and an aggregate of 11,000 restricted shares to be issued to five of the Company's employees concurrently with the Offering. See "Management--Restricted Stock and Certain Stock Option Grants." Excludes 150,817 shares issuable upon exchange of currently outstanding OP Units, which OP Units may not be exchanged by the holders thereof for one year from the date of this Prospectus. See "Partnership Agreement of the Operating Partnership." Excludes 1,489,000 shares reserved for issuance with respect to options or stock awards to be granted under the Company's 1998 Stock Incentive Plan (the "1998 Plan") and Employee Stock Purchase Plan (the "Employee Stock Purchase Plan" and, together with the 1998 Plan, the "Plans"). See "Management."

                   SUMMARY COMBINED FINANCIAL AND OTHER DATA

  The following table sets forth summary combined financial data of the Company as of and for the five years ended October 31, 1997 and the two months ended December 31, 1996 and 1997. The summary combined statement of operations data for the fiscal years ended October 31, 1993 and 1994 and the two months ended December 31, 1996 and the summary combined balance sheet data as of October 31, 1993, 1994 and 1995 and December 31, 1996 are derived from the Company's unaudited financial statements and reflect all normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation. The summary combined statement of operations data for the fiscal years ended October 31, 1995, 1996 and 1997 and the two months ended December 31, 1997 and the summary combined balance sheet data as of October 31, 1996 and 1997 and December 31, 1997 are derived from the Company's audited financial statements included elsewhere in this Prospectus. The pro forma combined statement of operations data and balance sheet data as of and for the year ended October 31, 1997 are unaudited and are derived from the pro forma financial statements included elsewhere in this Prospectus as adjusted for the Offering.

  The summary combined financial data set forth below should be read in conjunction with, and are qualified in their entirety by, the Historical Combined Financial Statements and related notes, Pro Forma Combined Financial Statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information included elsewhere in this Prospectus.

                                                                                      TWO MONTHS ENDED
                                    FISCAL YEAR ENDED OCTOBER 31,(1)                    DECEMBER 31,
                          ----------------------------------------------------------  ------------------
                                                                              PRO
                                                                             FORMA
                            1993      1994      1995      1996      1997    1997(2)     1996      1997
                          --------  --------  --------  --------  --------  --------  --------  --------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA AND HOTEL STATISTICS)
STATEMENTS OF OPERATIONS
 DATA:
 Revenues:
 Hotels and restau-
  rants.................  $ 28,417  $ 30,573  $ 31,244  $ 35,205  $ 41,662  $ 67,001  $  5,683  $  6,829
 Entertainment, manage-
  ment and services.....     4,468     3,205     3,092     3,168     3,842     3,842       483       840
 Rental operations......     4,572     4,987     6,027     6,790     6,539     6,539     1,191     1,169
                          --------  --------  --------  --------  --------  --------  --------  --------
  Total revenues........    37,457    38,765    40,363    45,163    52,043    77,382     7,357     8,838
                          --------  --------  --------  --------  --------  --------  --------  --------
 Operating income(3)....     8,528     8,165     7,978     8,914    10,635    14,478       924     1,343
 Interest expense.......     5,301     5,649     6,866     7,319     8,817     6,050     1,317     1,422
 Income (loss) before
  taxes and extraordi-
  nary item(3)..........     3,364     2,765     1,583     1,905     2,641     9,141      (274)      --
 Income taxes...........     1,254       574       542       730       932     3,153      (104)       (6)
 Extraordinary item.....       191       --        --        --        --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------  --------
 Net income (loss)
  (3)(4)................  $  2,301  $  2,191  $  1,041  $  1,175  $  1,709  $  5,988  $   (170) $      6
 Pro forma net income
  per share(5)..........       --        --        --        --   $   0.24  $   0.49       --        --
 Shares used in the pro
  forma per share
  calculation(5)........       --        --        --        --      7,072    12,270       --        --
 Net income per share--
  basic and diluted.....       --        --        --        --        --        --        --        --
 Weighted average shares
  outstanding...........       --        --        --        --        --        --        --      7,072
BALANCE SHEET DATA:
 Total assets...........  $ 80,220  $ 86,924  $107,042  $120,087  $124,104  $157,914  $119,941  $125,117
 Long-term debt and
  capital leases
  excluding current
  maturities............    57,100    66,755    77,636    88,799    96,026    70,852    88,769    96,558
 Stockholders'
  equity(6).............     5,318     5,055     8,791     9,613     8,526    69,743     9,089     8,532
OTHER DATA:
 EBITDA(3)(7)...........  $ 11,469  $ 11,763  $ 11,845  $ 13,575  $ 16,174  $ 21,020  $  1,788  $  2,191
 EBITDA as a percentage
  of revenues...........      30.6%     30.3%     29.4%     30.1%     31.1%     27.1%     24.3%     24.8%
 Net cash provided by
  operating
  activities(8).........       --        --      3,586     5,200     6,610     6,610       287     1,094
 Net cash used in
  investing
  activities(8).........       --        --    (24,428)  (13,184)   (6,268)   (6,268)   (1,523)   (3,294)
 Net cash provided by
  (used in) financing
  activities(8).........       --        --     19,178     9,258    (1,102)   (1,102)     (261)      715
HOTEL STATISTICS:
 Hotels open (at end of
  period)...............         6         6         6         7         8        13         7         8
 Available rooms (at end
  of period)............     1,242     1,242     1,242     1,539     1,718     2,712     1,539     1,718
 REVPAR(9)(10)..........  $  38.69  $  38.70  $  38.83  $  42.04  $  45.72  $  41.21  $  31.93  $  36.11
 ADR(11)................  $  56.40  $  60.27  $  61.54  $  67.29  $  73.43  $  68.94  $  64.88  $  71.22
 Average occupancy
  percentage(10)(12)....      70.3%     65.2%     65.5%     64.5%     63.5%     59.8%     50.7%     51.8%

--------

 (1) The summary combined financial and other data has been presented as though
     (i) the predecessor businesses of Cavanaughs Hospitality Corporation, Barbieri Investment Company, G&B: Lincoln Building partnership and their respective subsidiaries and partnerships which they controlled had been combined as of October 31, 1993, 1994, 1995, 1996 and 1997 and (ii) the spin-off of certain subsidiaries engaged in businesses not related to the core hospitality business of the Company had occurred as of October 31, 1993, 1994, 1995, 1996 and 1997.

 (2) Pro forma results reflect the historical financial and other data as of October 31, 1997 after reflecting (i) the Merger which occurred in November 1997, (ii) the acquisitions which occurred or are probable of occurring as of March 10, 1998 as if they occurred on November 1, 1996 for purposes of the statement of income and as of October 31, 1997 for purposes of the balance sheet, and (iii) the Offering and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."


 (3) Operating income, income (loss) before taxes and extraordinary item, net income (loss) and EBITDA reflect a nonrecurring charge of $422,000 related to final settlement of litigation in 1997.

 (4) The Company expects to incur prepayment penalties of $139,000 and to write-off $680,000 of deferred loan fees in connection with the repayment of indebtedness out of the proceeds of the Offering. These non-recurring charges, which total $541,000, net of income taxes, are expected to be charged to operations upon repayment. Such costs have not been included in the pro forma statement of operations data for the year ended October 31, 1997.

 (5) Due to the Merger in November 1997, the historical earnings per share is not relevant or meaningful. Therefore, pro forma earnings per share for the year ended October 31, 1997 has been presented based upon the number of shares of Common Stock of the Company which were outstanding after the Merger. The pro forma net income per share for the pro forma year ended October 31, 1997 excludes non-recurring charges of $541,000, net of income taxes, related to the payment of prepayment penalties and the write-off of deferred loan fees related to indebtedness which is being repaid out of the proceeds of the Offering.

 (6) Changes in stockholders' equity between fiscal years reflect (i) net income (loss), (ii) cash dividends and (iii) distributions to or contributions from shareholders for the activities related to the subsidiaries, investments or divisions which have been excluded from the combined financial statements. See Note 1 to the Historical Combined Financial Statements.

 (7) EBITDA represents income before income taxes and extraordinary item, interest expense, depreciation, amortization and minority interests. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and such information should not be considered as an alternative to net income, cash flow from operations or any other measure of performance prescribed by generally accepted accounting principles. While not all companies calculate EBITDA in the same fashion and therefore EBITDA as presented may not be comparable to similarly titled measures of other companies, EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the Company's ability to service debt. EBITDA is not necessarily available for management's discretionary use due to restrictions to be included in the Revolving Credit Facility and other considerations.
 (8) Cash flows from operating, investing and financing activities have not been provided for the years ended October 31, 1993 and 1994. Due to the mergers of the companies and partnerships described in Note 1 to the Historical Combined Financial Statements, in the opinion of management, the cost of preparing this information outweighs the benefit of providing the data.
 (9) REVPAR represents the total revenues divided by total available rooms, net of rooms out of service due to significant renovations.
(10) Rooms which were under renovation were excluded from REVPAR and average occupancy percentage. Due to the short duration of renovation, in the opinion of management, excluding these rooms did not have a material impact on REVPAR and average occupancy percentage.
(11) ADR represents total room revenues divided by the total number of rooms occupied by hotel guests on a paid basis.
(12) Average occupancy percentage represents total rooms occupied divided by total available rooms. Total available rooms represents the number of rooms available multiplied by the number of days in the reported period.

                                 RISK FACTORS

  An investment in the Common Stock of the Company involves various risks. Prospective investors should carefully consider the following risk factors in conjunction with other information contained in this Prospectus before making a decision to purchase Common Stock in the Offering.

  Operating Risks in the Lodging Industry. The Company's business is subject to the operating risks inherent in the lodging industry. These risks include adverse changes in national or local economic conditions, overbuilding in the lodging industry or a reduction in demand for hotel rooms and related services in the Northwest generally and, in particular, the markets where the Hotels are concentrated, competition from other hotels, changes in travel patterns, extreme weather conditions, cancellation of, or changes in, events scheduled to occur in the Company's markets, changes in governmental regulations which influence or determine wages, prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs and changes in real estate tax rates and other operating expenses. Further, the Hotels are located in the Northwest where a number of major industries, including agriculture, tourism, technology, timber and aerospace, are concentrated. These industries may be affected by changes in governmental regulations and economic conditions, such as the relative strength of national and local economies, the rate of national and local unemployment and the rate of inflation, all of which could materially affect the local economies in which these industries and the Company operate. There is no assurance that downturns or prolonged adverse conditions in these industries or in national or local economies will not have a material adverse impact on the Company's results of operations.

  Competition in the Lodging Industry. The lodging industry is highly competitive. The Company competes with other national limited and full service hotel companies, as well as with various regional and local hotels. Many of the Company's competitors have a larger network of locations and greater financial resources than the Company. Competition in the United States lodging industry is based generally on brand name recognition, convenience of location, price, range of services and guest amenities offered, quality of customer service and overall product. Demographic or other changes in one or more of the Company's markets could impact the convenience or desirability of the sites of certain of the Hotels which would adversely affect the operations of those Hotels. Further, there can be no assurance that new or existing competitors will not offer significantly lower rates or greater convenience, services or amenities or significantly expand or improve facilities in a market in which the Hotels compete, thereby adversely affecting the Company's operations.

  Geographic Concentration. Because all of the Hotels currently are located in the Northwest, the Company's results of operations and financial condition are dependent on the economy of the Northwest. To the extent that general economic or other relevant conditions in the Northwest decline and result in a decrease in consumer demand in this region, the Company's performance and results of operations will be adversely affected. In addition, the Company owns, or has under contract, multiple hotels in the cities of Spokane and Yakima, Washington and Kalispell, Montana. A downturn in general economic or other relevant conditions in these specific markets or in any other market in which the Company operates could adversely impact the Company's results of operations and financial condition.

  Constraints on Growth Opportunities. The Company intends to continue to pursue an aggressive growth strategy for the foreseeable future. Since December 1996, the Company has acquired four Hotels and has entered into agreements to acquire two additional hotels. The Company's ability to successfully pursue new growth opportunities will depend on a number of factors, including, among others, the Company's ability to identify suitable hotels for acquisition or development, to finance acquisitions and renovations and to successfully integrate new hotels into its operations. There is no assurance that suitable hotels for acquisition or development will be available or, if available, will be on terms acceptable to the Company or that capital will be available on terms acceptable to the Company. While the Company believes that it will have sufficient capital following the Offering to fund its growth strategy in the near term, this belief is based on adequate cash being generated from operations and the availability of the Revolving Credit Facility. There is no assurance that the Company will generate adequate cash from operations or that the Company will ultimately be successful in obtaining the Revolving Credit Facility. Even if the Company generates anticipated cash from operations and obtains the

Revolving Credit Facility, the Company may seek to obtain additional debt or equity financing, depending upon the amount of capital required to pursue future growth opportunities or address other liquidity needs. See
"Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Integration of New Hotels. There is no assurance that the Company will be able to successfully integrate new hotels or new hotel products into its operations, that new hotels or new hotel products will achieve revenue and profitability levels comparable to the Hotels or that the combined business will be profitable. Newly acquired, developed or converted hotels typically begin with lower occupancy and room rates. Furthermore, the Company's expansion within its existing markets could adversely affect the financial performance of the Hotels in such markets or the Company's overall results of operations. Expansion into new markets may present operating and marketing challenges that are different from those currently encountered by the Company in its existing markets. There is no assurance that the Company will be able to anticipate all of the changing demands that expanding operations will impose on its management and management information and reservation systems, and the failure to adapt its systems and procedures could have a material adverse effect on the Company's business.

  Competition for Growth Opportunities. The Company intends to pursue a full range of growth opportunities, including acquisitions and new construction. The Company competes for growth opportunities with national and regional hospitality companies, some of which have greater name recognition, marketing support, reservation system capacity and financial resources than the Company. The Company's ability to make acquisitions is dependent upon the Company's relationships with owners of existing hotels and certain major hotel investors. The Company's failure to compete successfully for acquisitions or to attract or maintain relationships with hotel owners and major hotel investors could adversely affect the Company's ability to expand its portfolio of hotels. The Company's inability to implement its external growth strategy would limit its ability to grow its revenue base.

  Acquisition, Development and Redevelopment Risks. The Company intends to acquire additional hotels in the future. Acquisitions entail the risk that investments will fail to perform in accordance with the Company's expectations. The Company also intends to continue the redevelopment and re-branding of other acquired hotels into "Cavanaughs" hotels. In addition, the Company expects to develop new hotels in the future, depending on market conditions. Hotel redevelopment and new project development is subject to a number of risks, including, without limitation, risks of construction delays or cost overruns, risks that the hotels will not achieve anticipated performance levels and new project commencement risks such as receipt of zoning, occupancy and other required governmental permits and authorizations. These and other risks could result in the incurrence of substantial costs for a project that is never completed. There is no assurance that financing for these projects will be available or, if available, will be on terms acceptable to the Company. In addition, the renovation of the Hotels is subject to a number of risks, including, without limitation, construction delays or cost overruns due to various factors. Any unanticipated delays or expenses in connection with the renovation of the Hotels could have an adverse effect on the results of operations and financial condition of the Company.

  Real Estate Ownership Risks. Upon closing of the Offering, the Company's portfolio will contain 15 properties, including the 11 Hotels, three office properties and one retail property. Accordingly, the Company is subject to varying degrees of risk generally related to owning real estate. These risks, many of which are beyond the control of the Company, include, among others, changes in national, regional and local economic conditions, local real estate market conditions, changes in interest rates, the availability, cost and terms of financing, lease obligations, the potential for uninsured casualty and other losses, the impact of present or future environmental legislation and compliance with environmental laws, and adverse changes in zoning laws and other regulations. In addition, real estate investments are relatively illiquid; therefore the ability of the Company to vary its portfolio in response to changes in economic and other conditions may be limited.

  Control By Principal Shareholders. Upon completion of the Offering, members of the Barbieri Family will beneficially own, in the aggregate, 57.7% of the outstanding shares of Common Stock. Donald Barbieri,

Chairman, President and Chief Executive Officer of the Company, will have sole voting and investment power with respect to 21.5% of the outstanding shares of Common Stock. So long as the Barbieri Family owns a substantial portion of the outstanding Common Stock, it will have the ability to control the management and affairs of the Company and will have the power to approve or block most actions requiring the approval of the shareholders of the Company, including the sale of all the assets of the Company. See "Ownership of Common Stock."

  Environmental Matters. The Company's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of compliance with future legislation. Under current federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the ability of the owner of the property to borrow using such property as collateral for a loan or to sell such property. Environmental laws also may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and may impose remedial or compliance costs. The costs of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect the Company's results of operations and financial condition.

  In connection with the Company's acquisition of a property, a Phase I environmental assessment is conducted by a qualified independent environmental engineer. Phase I environmental assessments have been performed on all of the Company's properties and it is expected that all future hotel acquisitions will be subject to a Phase I environmental assessment. A Phase I environmental assessment involves researching historical usages of a property, databases containing registered underground storage tanks and other matters, including an on-site inspection, to determine whether an environmental issue exists with respect to the property which needs to be addressed. If the results of a Phase I environmental assessment reveal potential issues, a Phase II environmental assessment, which may include soil testing, ground water monitoring or borings to locate underground storage tanks, may, depending upon the circumstances, be ordered for further evaluation.

  A Phase I environmental assessment conducted with respect to the Kalispell Center Mall has revealed a potential environmental concern. Specifically, the report determined that underground storage tanks ("USTs") had been located on the site prior to both the acquisition of the land in 1984 and the construction of the mall in 1985 and due to lack of documentation regarding their removal, there exists a possibility that USTs may still exist on the site and that soils and/or groundwater below the site could have been contaminated due to leakage. While the Phase I assessment recommended further analysis, the Company has determined that such action is unwarranted at this time. The Company determined that further investigation was not warranted because the environmental survey revealed no evidence of any contamination, the inaccessibility of the land under the mall and its adjacent parking lots and the high probability that any existing USTs would have been located and removed during the extensive site excavation work which was performed for utilities and building foundations during the facility's construction in 1985. Based on the information provided by the Phase I environmental assessments, the Company is not aware of any environmental liability or compliance concern at the properties that the Company believes would have a material adverse effect on the Company's business, assets, results of operations or liquidity.

  It is possible that Phase I environmental assessments will not reveal all environmental liabilities or compliance concerns or that there will be material environmental liabilities or compliance concerns of which the Company will not be aware. While the Company has not been notified by any governmental authority and has no other knowledge of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of its properties, no assurances can be given that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Company's existing and future properties will not be affected by the condition of neighboring properties (such as the presence of leaking USTs) or by third parties (whether neighbors such as dry cleaners or others) unrelated to the Company.

  Regulatory Risks. The lodging industry is subject to numerous federal, state and local government regulations, including building and zoning requirements. Also, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect the Company. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Although the Company believes it is in compliance with the ADA, there is no assurance that a material ADA claim will not be asserted against the Company.

  Seasonal Fluctuations in the Company's Operating Results. The lodging industry is seasonal in nature, with the months from May through October generally accounting for a greater portion of annual revenues than the months from November through April. For example, for the year ended December 31, 1997, the Company's revenues in the first through fourth quarters were 19.7%, 25.7%, 29.1% and 25.5%, respectively, of its total revenue for such year and the Company's net income (loss) for the first through fourth quarters was (17.4)%, 43.5%, 81.7% and (7.8)%, respectively, of its total net income for such year. Quarterly earnings also may be adversely affected by events beyond the Company's control such as extreme weather conditions, economic factors and other considerations affecting travel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."

  Dependence on Senior Management. The Company will place substantial reliance on the lodging industry experience and the continued availability of its senior management led by Donald Barbieri, Chairman, President and Chief Executive Officer, Arthur Coffey, Executive Vice President and Chief Financial Officer, Richard Barbieri, Senior Vice President and General Counsel, Thomas Barbieri, Senior Vice President-Acquisitions and Commercial Operations, and David Bell, Senior Vice President-Project Design, Development and Construction. The Company believes that its future success and its ability to manage future growth depend in large part upon the efforts of the senior management and on the Company's ability to attract and retain other highly qualified personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The Company intends to enter into employment agreements with Donald Barbieri, Arthur Coffey, Richard Barbieri, Thomas Barbieri and David Bell for terms which expire on December 31, 1999. See "Management--Employment Agreements." The Company does not carry key man insurance on any of its senior management.

  Rental Income Risks. The Company owns approximately 590,000 square feet of office and retail space in Spokane, Washington and Kalispell, Montana. The Company will be subject to the risk that upon expiration, leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. There is no assurance that the Company will be able to locate tenants for rental spaces vacated in the future or receive satisfactory rents from tenants. Delays or difficulties in attracting tenants and costs incurred by the Company in preparing for tenants could reduce cash flow, decrease the value of a property or jeopardize the Company's ability to pay its expenses. Vacancies could subsequently result due to termination of a tenant's tenancy, the tenant's financial failure or a breach of the tenant's obligations.

  Risks Associated with Termination of Management and Leasing Contracts. The Company expects to continue to manage and lease properties owned by third parties. For the year ended December 31, 1997, revenue from management and third-party leasing was $1.4 million and $0.3 million, respectively. Risks associated with these activities include the risk that the related contracts (which are typically cancelable upon 30-days' notice or upon certain events, including sale of the property) will be terminated by the property owner or will be lost in connection with a sale of such property, that contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms and that the rental revenues upon which management and leasing fees are based will decline as a result of general real estate market conditions or specific market factors affecting properties managed or leased by the Company, resulting in decreased management or leasing fee income.

  Risk Associated with Entertainment, Management and Services Division. The Company's entertainment services include computerized event ticketing and the presentation of touring Broadway shows. In addition, the Company attracts additional hotel guests through cross-selling the products of its entertainment, management and services division. This division is vulnerable to risks associated with changes in general regional and economic conditions, the potential for significant competition and a change in consumer trends, among others. In addition, there is no assurance that Broadway shows will continue to tour the Northwest or that such productions will use the Company as a promoter.

  Certain Types of Losses May Exceed Insurance Coverage. The Company carries comprehensive liability, public area liability, fire, flood, boiler and machinery, extended coverage and rental loss insurance covering its properties. There are, however, certain types of losses that are not generally insured because it is not economically feasible to insure against such losses. Should an uninsured loss or a loss in excess of insured limits occur with respect to any particular property, the Company could lose its capital invested in the property, as well as the anticipated future revenue from the property and, in the case of debt which is with recourse to the Company, would remain obligated for any mortgage debt or other financial obligations related to the property. Although the Company believes that its properties are adequately insured, any such loss would adversely affect the Company. There is no assurance that material losses in excess of insurance proceeds will not occur in the future.

  Risk of Debt Financing; No Limit on Indebtedness. As described under "Use of Proceeds," the Company will use all of the net proceeds of the Offering to repay a portion of its outstanding indebtedness. After giving effect to such repayment and the acquisition of the five hotels acquired, or contracted for, by the Company since December 31, 1997, the Company's outstanding indebtedness will be approximately $73.1 million. Substantially all of the Company's outstanding indebtedness is secured by individual properties, including the Hotels. Borrowings under the Revolving Credit Facility, if obtained, will be used by the Company to repay existing indebtedness, to fund the acquisition of hotels, to fund renovations and capital improvements to hotels and for general working capital needs. The Revolving Credit Facility will be secured by deeds of trust on certain of the Company's properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." There is no assurance that the Company will ultimately enter into an agreement with U.S. Bank regarding the Revolving Credit Agreement. Failure to enter into the Revolving Credit Facility or to obtain other financing required to repay the Company's indebtedness could have a material adverse effect on the Company. At December 31, 1997, the Company's outstanding indebtedness had a weighted average annual interest rate of 8.6% and weighted average remaining maturity of eight years and eight months. At December 31, 1997, the Company's ratio of long-term debt (including capital lease obligations) to equity was 11.8 to 1. After giving effect to the acquisition of the five hotels acquired, or contracted for, by the Company and the application of net proceeds from the Offering, the Company's ratio of long-term debt (including capital lease obligations) to equity will be approximately 1.1 to 1 and the amount of cash required to service the Company's existing indebtedness during 1998 will be approximately $6.7 million.

  Neither the Company's Amended and Restated Articles of Incorporation (the "Articles") nor its Amended and Restated By-Laws (the "By-Laws") limit the amount of indebtedness that the Company may incur. Subject to limitations in its debt instruments, including those expected to be included in the Revolving Credit Facility, the Company expects to incur additional debt in the future to finance acquisitions and renovations and for general corporate purposes. The Company's continuing indebtedness could increase its vulnerability to general economic and lodging industry conditions (including increases in interest rates) and could impair the Company's ability to obtain additional financing in the future and to take advantage of significant business opportunities that may arise. The Company's indebtedness is, and will likely continue to be, secured by mortgages on the Hotels. There is no assurance that the Company will be able to meet its debt service obligations and, to the extent that it cannot, the Company risks the loss of some or all of its assets, including the Hotels, to foreclosure. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in Hotels at times which may not permit realization of the maximum return on such investments.

  Upon completion of the Offering, most of the Company's outstanding indebtedness, including the Revolving Credit Facility, if obtained, will bear interest at a variable rate. Economic conditions could result in higher interest rates, which would increase debt service requirements on variable rate debt and could reduce the amount of cash available for various corporate purposes. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Immediate and Substantial Dilution. As set forth more fully under "Dilution," the pro forma net tangible book value per share of the Company after the Offering will be substantially less than the initial public offering price per share in the Offering. Accordingly, purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution of $7.43 per share (based on an assumed initial public offering price of $13 per share) in the net tangible book value of the Common Stock. See "Dilution."

  Absence of Public Market. Prior to the Offering, there has been no public market for the Common Stock. There is no assurance that an active public market will develop or continue after the Offering. The initial public offering price of the Common Stock was determined through negotiations between the Company and representatives of the Underwriters and there is no assurance that the Common Stock will trade at or in excess of the initial public offering price. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

  Price Volatility. The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Common Stock.

  Shares Available for Future Sale. Upon completion of the Offering, the Company will have 12,270,253 shares of Common Stock outstanding (13,046,503 shares if the Underwriters' over-allotment option is exercised in full). Of the shares outstanding after the Offering, 7,095,253 of such shares will be shares of "restricted" common stock as such term is defined under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). In addition to shares of Common Stock sold by the Company in the Offering, the Company will issue an aggregate of 55,000 shares of "restricted" Common Stock over four years to certain members of management, of which 11,000 shares will be issued upon closing of the Offering. In addition, concurrently with the Offering, options to purchase up to 900,000 shares of Common Stock may be granted to certain officers, directors and employees of the Company at an exercise price equal to the initial public offering price. Sales of a substantial number of shares of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. No prediction can be made about the effect that future sales of Common Stock will have on the market prices of shares.

  No Dividends on Common Stock. The Company anticipates that for the foreseeable future, all earnings, if any, will be retained for the operation and expansion of its business and that it will not pay cash dividends on Common Stock. See "Dividend Policy."

  Anti-Takeover Matters. The Articles and By-Laws contain provisions that may have the effect of delaying, deterring or preventing a takeover of the Company that shareholders purchasing shares in the Offering may consider to be in their best interest. The Articles and By-Laws provide for a classified board of directors serving staggered terms of three years and the By-Laws provide for advance notice requirements for director nominations. The Articles also grant the Board of Directors (the "Board") the authority to issue up to 5,000,000 shares of preferred stock, having such rights, preferences and privileges as designated by the Board without shareholder approval. In addition, Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a takeover or change in control of the Company. Chapter 23B.19 of the Washington Business Corporation Act (the "Washington Act") prohibits the Company, with certain exceptions, from engaging in certain significant business transactions with an "acquiring person" (defined as a person who acquires 10% or more of the Company's voting securities without the prior approval of the Board) for a period of five years after such acquisition. See "Description of Capital Stock."

                                  THE COMPANY

  The Company, which was formerly known as Goodale and Barbieri Companies, has been a family-owned enterprise since it was founded in 1937 by Louis Barbieri and Frank Goodale. Between 1937 and 1976, the Company focused on third-party property management services and real estate development in Spokane, Washington. The Company's history of owning and operating hotels commenced in 1976 when it constructed the River Inn in Spokane. In 1980, the Company established its proprietary Cavanaughs brand name. After changing its name in October 1997 to Cavanaughs Hospitality Corporation, the Company merged with BIC effective November 3, 1997. In connection with its merger with BIC, the Company contributed certain assets not related to its core hospitality business, including, among other things, a long-term residence inn and a milk processing and distribution business, to a wholly-owned subsidiary and distributed the capital stock of such subsidiary, as well as the capital stock of another wholly-owned subsidiary owning recreational real estate in Priest Lake, Idaho and a retail sales operation, to the shareholders of the Company. Shortly thereafter, the Company contributed substantially all of its assets to the Operating Partnership in exchange for general and limited partner interests therein. The Company is the sole general partner of the Operating Partnership and owns a controlling 98.8% interest therein. All of the Hotels and the other assets of the Company are held by or for the benefit of, and substantially all of the Company's operations are conducted through, the Operating Partnership. As sole general partner of the Operating Partnership, the Company has exclusive power to manage and conduct the operations of the Operating Partnership. See "Partnership Agreement of the Operating Partnership." In addition to the Operating Partnership, the Company holds a 50% general partner interest in Cowley Street Limited Partnership, a Washington limited partnership which owns Cavanaughs Fourth Avenue.

  The Company's principal executive offices are located at 201 W. North River Drive, Suite 100, Spokane, Washington 99201 and its telephone number is (509) 459-6100. The Company's website address is www.cavanaughs.com.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering, after giving effect to underwriting discounts and estimated expenses, are expected to be approximately $61.7 million (approximately $71.1 million if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds from the Offering to repay approximately $61.7 million of indebtedness outstanding, of which $850,000 was incurred on January 7, 1998 in connection with the purchase of the Cavanaughs on the Falls hotel. Any remaining proceeds will be used by the Company for future investments in, or acquisitions of, hotel properties and for other general corporate purposes. Of the indebtedness to be repaid with the net proceeds of the Offering, an aggregate of approximately $1.5 million will be used by the Company to repay a note payable to Inland Northwest Corporation, an entity owned by certain members of the Barbieri Family, in the amount of $933,333 and an obligation owed to the Barbieri Family Foundation, Inc. in the amount of $600,000. Pending such uses, the Company intends to invest the net proceeds in short-term investment grade, interest-bearing securities, certificates of deposit or guaranteed obligations of the United States of America. At December 31, 1997 the indebtedness to be repaid bore interest at fixed and variable rates, with a weighted average annual rate of 8.8% and a weighted average remaining maturity of six years and six months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company intends to retain earnings to provide funds for the continued growth and development of its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Any determination to pay cash dividends in the future will be at the discretion of the Board and will depend upon, among other things, the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board. In addition, it is anticipated that the Revolving Credit Facility will include restrictions on the payment of dividends.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1997 (i) on a combined historical basis and (ii) on a pro forma basis, giving effect to (a) the Offering and the application of the net proceeds therefrom and (b) the five hotels acquired, or contracted for, since December 31, 1997. The information set forth in the following table should be read in conjunction with the Historical Combined Financial Statements and related notes, Pro Forma Combined Financial Statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information included elsewhere in this Prospectus.

                                                      AS OF DECEMBER 31, 1997
                                                      -------------------------
                                                       HISTORICAL
                                                        COMBINED     PRO FORMA
                                                      ------------  -----------
                                                           (IN THOUSANDS)
Debt, including current portion:
  Existing long-term debt............................  $    98,009  $    42,735
  Existing capital lease obligations.................        2,641        2,641
  Borrowings under Revolving Credit Facility(1)......          --        27,696
                                                       -----------  -----------
    Total debt.......................................      100,650       73,072
                                                       -----------  -----------
Stockholders' equity:
  Preferred Stock, $.01 par value, 5,000,000 shares
   authorized; no shares issued and outstanding......          --           --
  Common Stock, $.01 par value, 50,000,000 shares
   authorized; 7,095,253 shares issued and
   outstanding(2); 12,270,253 shares issued and
   outstanding as adjusted(2)........................           71          123
  Partners' deficit..................................         (879)         --
  Additional paid-in capital.........................        3,935       64,670
  Retained earnings..................................        5,405        4,956
                                                       -----------  -----------
    Total stockholders' equity.......................        8,532       69,749
                                                       -----------  -----------
    Total capitalization.............................  $   109,182  $   142,821
                                                       ===========  ===========

--------

(1) The Company has obtained a commitment for the Revolving Credit Facility for up to $80.0 million. The Revolving Credit Facility is contingent upon the satisfaction of certain conditions, including the successful completion of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(2) Includes 7,084,253 restricted shares owned by the Barbieri Family and an aggregate of 11,000 restricted shares to be issued to five of the Company's employees concurrently with the Offering. Excludes 150,817 shares issuable upon exchange of currently outstanding OP Units, which OP Units may not be exchanged by the holders thereof for one year from the date of this Prospectus. See "Partnership Agreement of the Operating Partnership." Excludes 1,489,000 shares reserved for issuance with respect to options or stock awards to be granted under the Plans. See "Management."

                                   DILUTION

  The net tangible book value of the Company at December 31, 1997 was approximately $6,581,000, or approximately $0.93 per share of Common Stock. Net tangible book value per share is equal to the Company's total tangible assets less its total liabilities divided by the number of outstanding shares of Common Stock. After giving pro forma effect to the sale by the Company of the 5,175,000 shares offered hereby (at an assumed initial public offering price of $13 per share) and the application of the net proceeds from the Offering, the pro forma net tangible book value of the Company at December 31, 1997 would have been approximately $68.3 million, or approximately $5.57 per share of Common Stock. This amount represents an immediate increase in the pro forma net tangible book value per share of $4.64 per share to the existing shareholders and an immediate dilution in pro forma net tangible book value per share to new investors of approximately $7.43 per share. The following table illustrates this per share dilution.

   Assumed initial public offering price per share...............       $13.00
     Net tangible book value per share before the Offering....... $0.93
     Pro forma net tangible book value increase per share
      attributable to the Offering...............................  4.64
                                                                  -----
   Pro forma net tangible book value per share after the
    Offering.....................................................         5.57
                                                                        ------
   Pro forma net tangible book value dilution per share to new
    investors....................................................       $ 7.43
                                                                        ======

  The following table sets forth: (i) the number of shares of Common Stock held by the existing shareholders and the number of shares of Common Stock purchased by new investors in this Offering, (ii) the net book value on a pro forma basis as of December 31, 1997 of the consideration received by the Company from the existing shareholders and (iii) the net tangible book value of the consideration received by the Company in this Offering (assuming the sale of 5,175,000 shares of Common Stock by the Company at an initial public offering price of $13.00 per share).

                                                 TOTAL
                           SHARES ACQUIRED   CONTRIBUTION       BOOK VALUE OF
                          ----------------- --------------- CONSIDERATION RECEIVED
                          NUMBER(1) PERCENT AMOUNT  PERCENT  BY COMPANY PER SHARE
                          --------- ------- ------- ------- ----------------------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Existing shareholders...    7,072     57.7% $ 8,532   11.3%         $ 1.21
Common Stock purchased
 by new investors in the
 Offering...............    5,175     42.3   67,275   88.7           13.00
                           ------    -----  -------  -----
  Total.................   12,247    100.0% $75,807  100.0%
                           ======    =====  =======  =====

--------

(1) Includes 7,072,025 restricted shares owned by the Barbieri Family. Excludes 150,817 shares issuable upon exchange of currently outstanding OP Units, which OP Units may not be exchanged by the holders thereof for one year from the date of this Prospectus, and an aggregate of 11,000 restricted shares to be issued to five of the Company's employees concurrently with the Offering. See "Partnership Agreement of the Operating Partnership." Excludes 1,489,000 shares reserved for issuance with respect to options or stock awards to be granted under the Plans. See "Management."

                  SELECTED COMBINED FINANCIAL AND OTHER DATA

  The following table sets forth selected combined financial data of the Company as of and for the five years ended October 31, 1997 and the two months ended December 31, 1996 and 1997. The selected combined statement of operations data for the fiscal years ended October 31, 1993 and 1994 and the two months ended December 31, 1996 and the selected combined balance sheet data as of October 31, 1993, 1994 and 1995 and December 31, 1996 are derived from the Company's unaudited financial statements and reflect all normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation. The selected combined statement of operations data for the fiscal years ended October 31, 1995, 1996 and 1997 and the two months ended December 31, 1997 and the selected combined balance sheet data as of October 31, 1996 and 1997 and December 31, 1997 are derived from the Company's audited financial statements included elsewhere in this Prospectus. The pro forma combined statement of operations data and balance sheet data as of and for the year ended October 31, 1997 are unaudited and are derived from the pro forma financial statements included elsewhere in this Prospectus as adjusted for the Offering.

  The selected combined financial data set forth below should be read in conjunction with, and are qualified in their entirety by, the Historical Combined Financial Statements and related notes, Pro Forma Combined Financial Statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus.

                                                                                 TWO MONTHS ENDED
                                     FISCAL YEAR ENDED OCTOBER 31,(1)              DECEMBER 31,
                          ------------------------------------------------------ -----------------
                                                                       PRO FORMA
                            1993     1994     1995     1996     1997    1997(2)    1996     1997
                          -------- -------- -------- -------- -------- --------- -------- --------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND HOTEL STATISTICS)
STATEMENTS OF OPERATIONS
 DATA:
Revenues:
 Hotels and restaurants:
  Rooms.................  $ 16,276 $ 17,531 $ 17,587 $ 20,972 $ 25,147 $ 39,809  $  2,998 $  3,626
  Food and beverage.....    11,469   12,027   12,397   12,141   13,926   23,547     2,271    2,756
  Other.................       672    1,015    1,260    2,092    2,589    3,645       414      447
                          -------- -------- -------- -------- -------- --------  -------- --------
    Total hotels and
     restaurants........    28,417   30,573   31,244   35,205   41,662   67,001     5,683    6,829
 Entertainment,
  management and
  services..............     4,468    3,205    3,092    3,168    3,842    3,842       483      840
 Rental operations......     4,572    4,987    6,027    6,790    6,539    6,539     1,191    1,169
                          -------- -------- -------- -------- -------- --------  -------- --------
    Total revenues......    37,457   38,765   40,363   45,163   52,043   77,382     7,357    8,838
                          -------- -------- -------- -------- -------- --------  -------- --------
OPERATING EXPENSES:
Direct:
 Hotels and restaurants:
  Rooms.................     4,822    4,868    4,931    5,719    6,820   11,420       958    1,167
  Food and beverage.....     9,193    9,657   10,034   10,181   11,483   19,312     1,822    2,208
  Other.................       503      808      716    1,008    1,066    1,409       149      170
                          -------- -------- -------- -------- -------- --------  -------- --------
    Total hotels and
     restaurants........    14,518   15,333   15,681   16,908   19,369   32,141     2,929    3,545
 Entertainment,
  management and
  services..............     2,310    1,519    1,802    2,204    2,052    2,052       397      602
 Rental operations......       364      783    1,026    1,464    1,506    1,506       243      303
                          -------- -------- -------- -------- -------- --------  -------- --------
    Total direct
     operating
     expenses...........    17,192   17,635   18,509   20,576   22,927   35,699     3,569    4,450
                          -------- -------- -------- -------- -------- --------  -------- --------

                                                                                       TWO MONTHS ENDED
                                     FISCAL YEAR ENDED OCTOBER 31,(1)                    DECEMBER 31,
                          -----------------------------------------------------------  ------------------
                                                                            PRO FORMA
                            1993      1994      1995      1996      1997     1997(2)     1996      1997
                          --------  --------  --------  --------  --------  ---------  --------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND HOTEL STATISTICS)
Undistributed operating
 expenses:
 Selling, general and
  administrative........  $  4,909  $  3,966  $  5,426  $  6,461  $  8,188  $ 12,244   $  1,161  $  1,225
 Property operating
  costs(3)..............     4,023     5,554     5,022     4,997     5,518     9,183        944     1,022
 Depreciation and
  amortization..........     2,805     3,419     3,428     4,215     4,775     5,778        759       798
                          --------  --------  --------  --------  --------  --------   --------  --------
    Total undistributed
     operating
     expenses...........    11,737    12,939    13,876    15,673    18,481    27,205      2,864     3,045
                          --------  --------  --------  --------  --------  --------   --------  --------
    Total expenses......    28,929    30,574    32,385    36,249    41,408    62,904      6,433     7,495
                          --------  --------  --------  --------  --------  --------   --------  --------
Operating income(3).....     8,528     8,165     7,978     8,914    10,635    14,478        924     1,343
Interest expense........     5,301     5,649     6,866     7,319     8,817     6,050      1,317     1,422
Other...................       137       249       471       310       823       713        119        79
Income (loss) before
 income taxes and
 extraordinary item(3)..     3,364     2,765     1,583     1,905     2,641     9,141       (274)      --
Income taxes............     1,254       574       542       730       932     3,153       (104)       (6)
Extraordinary item......       191       --        --        --        --        --         --        --
                          --------  --------  --------  --------  --------  --------   --------  --------
Net income
 (loss)(3)(4)...........  $  2,301  $  2,191  $  1,041  $  1,175  $  1,709  $  5,988   $   (170) $      6
Pro forma net income per
 share(5)...............       --        --        --        --   $   0.24  $   0.49        --        --
Shares used in the pro
 forma per share
 calculation(5).........       --        --        --        --      7,072    12,270        --        --
Dividends per share(6)..       --        --        --        --        --        --         --        --
Net income per share-
 basic and diluted......       --        --        --        --        --        --         --        --
Weighted average shares
 outstanding............       --        --        --        --        --        --         --      7,072
BALANCE SHEET DATA:
Total assets............  $ 80,220  $ 86,924  $107,042  $120,087  $124,104  $157,914   $119,941  $125,117
Current maturities of
 long-term debt and
 capital leases.........     2,652     2,458    10,306    10,509     4,784     1,305     10,753     4,092
Long-term debt and
 capital leases
 excluding current
 maturities.............    57,100    66,755    77,636    88,799    96,026    70,852     88,769    96,558
Stockholders'
 equity(7)..............     5,318     5,055     8,791     9,613     8,526    69,743      9,089     8,532
OTHER DATA:
EBITDA(3)(8)............  $ 11,469  $ 11,763  $ 11,845  $ 13,575  $ 16,174  $ 21,020   $  1,788  $  2,191
EBITDA as a percentage
 of revenues............      30.6%     30.3%     29.4%     30.1%     31.1%     27.1%      24.3%     24.8%
Net cash provided by
 operating
 activities(9)..........       --        --      3,586     5,200     6,610     6,610        287     1,094
Net cash used in
 investing
 activities(9)..........       --        --    (24,428)  (13,184)   (6,268)   (6,268)    (1,523)   (3,294)
Net cash provided by
 (used in) financing
 activities(9)..........       --        --     19,178     9,258    (1,102)   (1,102)      (261)      715
HOTEL STATISTICS:
Hotels open (at end of
 period)................         6         6         6         7         8        13          7         8
Available rooms (at end
 of period).............     1,242     1,242     1,242     1,539     1,718     2,712      1,539     1,718
REVPAR(10)(11)..........  $  38.69  $  38.70  $  38.83  $  42.04  $  45.72  $  41.21   $  31.93  $  36.11
ADR(12).................  $  56.40  $  60.27  $  61.54  $  67.29  $  73.43  $  68.94   $  64.88  $  71.22
Average occupancy
 percentage(11)(13).....      70.3%     65.2%     65.5%     64.5%     63.5%     59.8%      50.7%     51.8%

--------

 (1) The summary combined financial and other data has been presented as though (i) the predecessor businesses of Cavanaughs Hospitality Corporation, Barbieri Investment Company, G&B: Lincoln Building partnership and their respective subsidiaries and partnerships which they controlled had been combined as of October 31, 1993, 1994, 1995, 1996 and 1997 and (ii) the spin-off of certain subsidiaries engaged in businesses not related to the core hospitality business of the Company had occurred as of October 31, 1993, 1994, 1995, 1996 and 1997.

 (2) Pro forma results reflect the historical financial and other data as of October 31, 1997 after reflecting (i) the Merger which occurred in November 1997, (ii) the acquisitions which occurred or are probable of occurring as of March 10, 1998 as if they occurred on November 1, 1996 for purposes of the statement of income and as of October 31, 1997 for purposes of the balance sheet, and (iii) the Offering and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

 (3) Property operating costs, operating income, income (loss) before taxes and extraordinary item, net income (loss) and EBITDA reflect a nonrecurring charge of $422,000 related to final settlement of litigation in 1997.

 (4) The Company expects to incur prepayment penalties of $139,000 and to write-off $680,000 of deferred loan fees in connection with the repayment of indebtedness out of the proceeds of the Offering. These non-recurring charges, which total $541,000, net of income taxes, are expected to be charged to operations upon repayment. Such costs have not been included in the pro forma statement of operations data for the year ended October 31, 1997.

 (5) Due to the Merger, which was consummated in November 1997, the historical earnings per share is not relevant or meaningful. Therefore, pro forma earnings per share for the year ended October 31, 1997 has been presented based upon the number of shares of Common Stock of the Company which were outstanding after the Merger. The pro forma net income per share for the pro forma year ended October 31, 1997 excludes non-recurring charges of $541,000, net of income taxes, related to the payment of prepayment penalties and the write-off of deferred loan fees related to indebtedness which is being repaid out of the proceeds of the Offering.

 (6) Due to the Merger in November 1997, historical dividends per share is not relevant or meaningful and therefore is not presented. Dividends historically have been paid to the stockholders of Cavanaughs Hospitality Corporation and BIC. See Combined Statement of Changes in Stockholders' Equity in the historical financial statements included elsewhere herein.

 (7) Changes in stockholders' equity between fiscal years reflect (i) net income (loss), (ii) cash dividends and (iii) distributions to or contributions from shareholders for the activities related to the subsidiaries, investments or divisions which have been excluded from the combined financial statements. See Note 1 to the Historical Combined Financial Statements.

 (8) EBITDA represents income before income taxes and extraordinary item, interest expense, depreciation, amortization and minority interests. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and such information should not be considered as an alternative to net income, cash flow from operations or any other measure of performance prescribed by generally accepted accounting principles. While not all companies calculate EBITDA in the same fashion and therefore EBITDA as presented may not be comparable to similarly titled measures of other companies, EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the Company's ability to service debt. EBITDA is not necessarily available for management's discretionary use due to restrictions to be included in the Revolving Credit Facility and other considerations.
 (9) Cash flow from operating, investing and financing activities has not been provided for the years ended October 31, 1993 and 1994. Due to the mergers of the companies and partnerships described in Note 1 to the Historical Combined Financial Statements, in the opinion of management, the cost of preparing this information outweighs the benefit of providing the data.
(10) REVPAR represents the total revenues divided by total available rooms, net of rooms out of service due to significant renovations.
(11) Rooms which were under renovation were excluded from REVPAR and average occupancy percentage. Due to the short duration of renovation, in the opinion of management, excluding these rooms did not have a material impact on REVPAR and average occupancy percentage.
(12) ADR represents total room revenues divided by the total number of rooms occupied by hotel guests on a paid basis.
(13) Average occupancy percentage represents total rooms occupied divided by total available rooms. Total available rooms represents the number of rooms available multiplied by the number of days in the reported period.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The following discussion and analysis addresses the results of operations for the Company for the fiscal years ended October 31, 1995, 1996, and 1997 and the two months ended December 31, 1996 and 1997. The following should be read in conjunction with the Historical Combined Financial Statements and the notes thereto and "Selected Combined Financial and Other Data" included elsewhere in this Prospectus. In addition to historical information, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and elsewhere in this Prospectus.

  The financial statements of the Company, which have been audited by Coopers & Lybrand L.L.P., have been presented as though the predecessor businesses of Cavanaughs Hospitality Corporation (formerly known as Goodale and Barbieri Companies), BIC and their respective subsidiaries and partnerships which they controlled had been combined as of October 31, 1995, 1996 and 1997. These companies were merged on November 3, 1997. The audited financial statements also include G&B: Lincoln Building partnership, a partnership previously controlled by the Barbieri Family. See Note 1 to the Combined Financial Statements. Income or loss attributed to the minority interests of partners in Cowley Street Limited Partnership is reported as minority interest in partnerships. The Company has changed its fiscal year end from October 31 to December 31, which change shall take effect with the fiscal year beginning on January 1, 1998.

  The Company's revenues are derived primarily from the Hotels and reflect revenue from rooms, food and beverage and other sources, including telephone, guest services, banquet room rentals, gift shops and other amenities. Hotel revenues accounted for 80.0% of total revenue in 1997 and increased at a compound annual rate of 15.5% from $31.2 million in 1995 to $41.7 million in 1997. This increase was primarily the result of the addition of Cavanaughs on Fifth Avenue and an increase in REVPAR from $38.83 in 1995 to $45.72 in 1997. The balance of the Company's revenues are derived from its entertainment, management and services and rental operations divisions. These revenues are generated from ticket distribution handling fees, real estate management fees, sales commissions and rents. In 1997, entertainment, management and services accounted for 7.4% of total revenues and rental operations accounted for 12.6% of total revenues. These two divisions are expected to represent a smaller percent of total revenues in the future as the Company continues to pursue its hotel growth strategy.

  As is typical in the hospitality industry, REVPAR, ADR and occupancy levels are important performance measures. The Company's operating strategy is focused on enhancing revenue and operating margins by increasing REVPAR, ADR, occupancy and operating efficiencies of the Hotels. These performance measures are impacted by a variety of factors, including national, regional and local economic conditions, degree of competition with other hotels in their respective market areas and, in the case of occupancy levels, changes in travel patterns.

  The following table sets forth selected items from the combined statements of income as a percent of total revenues and certain other selected data:

                                                           TWO MONTHS ENDED
                          FISCAL YEAR ENDED OCTOBER 31,      DECEMBER 31,
                          -------------------------------  -------------------
                            1995       1996       1997       1996       1997
                          ---------  ---------  ---------  --------   --------
Revenues:
  Hotels and restau-
   rants.................      77.4%      78.0%      80.0%     77.2%      77.3%
  Entertainment, manage-
   ment and services.....       7.7        7.0        7.4       6.6        9.5
  Rental operations......      14.9       15.0       12.6      16.2       13.2
                          ---------  ---------  ---------  --------   --------
    Total revenues.......     100.0%     100.0%     100.0%    100.0%     100.0%
                          =========  =========  =========  ========   ========
Direct operating ex-
 penses..................      45.9%      45.6%      44.0%     48.5%      50.4%
Undistributed operating
 expenses:
  Selling, general and
   administrative........      13.4       14.3       15.7      15.8       13.9
  Property operating
   costs.................      12.5       11.1       10.6      12.8       11.6
  Depreciation and amor-
   tization..............       8.5        9.3        9.2      10.3        9.0
                          ---------  ---------  ---------  --------   --------
    Total undistributed
     operating expenses:       34.4       34.7       35.5      38.9       34.5
Operating income.........      19.8       19.7       20.4      12.6       15.2
Interest expense (net)...      17.0       16.2       16.9      17.9       16.1
Income (loss) before in-
 come taxes..............       3.9        4.2        5.1      (3.7)        --
Income tax provision
 (benefit)...............       1.3        1.6        1.8      (1.4)      (0.1)
                          ---------  ---------  ---------  --------   --------
  Net income (loss)......       2.6%       2.6%       3.3%     (2.3)%      0.1%
                          =========  =========  =========  ========   ========
REVPAR................... $   38.83  $   42.04  $   45.72  $  31.93   $  36.11
ADR...................... $   61.54  $   67.29  $   73.43  $  64.88   $  71.22
Occupancy................      65.5%      64.5%      63.5%     50.7%      51.8%

RESULTS OF OPERATIONS

COMPARISON OF TWO MONTHS ENDED DECEMBER 31, 1997 TO TWO MONTHS ENDED DECEMBER 31, 1996

  Total revenues increased $1.5 million, or 20.1%, from $7.4 million in the last two months of 1996 to $8.8 million in the comparable period of 1997. This increase is attributed primarily to revenue generated from increases in total rooms occupied, ADR and REVPAR, and the addition of Cavanaughs Gateway Hotel in Yakima, Washington.

  Total hotel and restaurant revenues increased $1.1 million, or 20.2%, from $5.7 million in the last two months of 1996 to $6.8 million in the comparable period of 1997. ADR increased $6.34, or 9.8%, from $64.88 in the last two months of 1996 to $71.22 in the comparable period of 1997. Available room nights increased 7.0% in the last two months of 1997. REVPAR increased $4.18, or 13.1% from $31.93 in the last two months of 1996 to $36.11 in the comparable period of 1997. The Company's hotel and restaurant revenues increased primarily due to an increase in its ADR and total rooms occupied. In addition, Cavanaughs Gateway Hotel was acquired in October 1997. November and December of 1997 were the first two full months of operation for this 172-room property which also contributed to this increase in revenues.

  Entertainment, management and services revenues increased $0.4 million, or 74.0%, from $0.5 million in the last two months of 1996 to $0.8 million in the comparable period of 1997. Entertainment revenue increased due to the greater number of Company-presented shows and attendance at such shows. Management and services revenue increased from the addition of new third-party management contracts.

  Rental income remained relatively stable at $1.2 million in the last two months of 1996 and the comparable period of 1997.

  Direct operating expenses increased $0.9 million, or 24.7%, from $3.6 million in the last two months of 1996 to $4.5 million in the comparable period of 1997, primarily due to the increase in the number of hotel guests served and the Broadway shows presented by the Company. This represents an increase in direct operating expenses as a percentage of total revenues from 48.5% in the last two months of 1996 to 50.4% in the comparable period of 1997 which is primarily attributable to the higher variable costs associated with the Broadway shows.

  Total undistributed operating expenses increased $0.2 million, or 6.3%, from $2.9 million in the last two months of 1996 to $3.0 million in the comparable period of 1997. Total undistributed operating expenses include selling, general and administrative expenses, which increased 5.5% from the last two months of 1996 to the comparable period of 1997, and depreciation and amortization, which increased 5.1%. Total undistributed operating expenses as a percentage of total revenues decreased 4.4% from 38.9% in the last two months of 1996 to 34.5% in the comparable period of 1997. The decrease in undistributed operating expenses as a percentage of total revenues is primarily attributed to the Company's ability to increase REVPAR of the Hotels while effectively controlling its selling, general and administrative expenses.

  Operating income increased $0.4 million, or 45.3%, from $0.9 million in the last two months of 1996 to $1.3 million in the comparable period of 1997. As a percentage of total revenues, operating income increased from 12.6% in the last two months of 1996 to 15.2% in the comparable period of 1997. This increase is due primarily to an increase in REVPAR.

  Interest expense increased $0.1 million, or 8.0%, from $1.3 million in the last two months of 1996 to $1.4 million in the comparable period of 1997. This increase is primarily related to the incurrence of additional debt used for completion of the conversion of Cavanaughs on Fifth Avenue and other corporate purposes.

  The income tax benefit changed as a result of the change in the pre-tax loss. The effective income tax rate for both periods was 34%.

  The Company incurred a net loss of $170,000 in the last two months of 1996 compared to a net income of $6,000 in the comparable period of 1997.

COMPARISON OF YEAR ENDED OCTOBER 31, 1997 TO YEAR ENDED OCTOBER 31, 1996

  Total revenues increased $6.9 million, or 15.2%, from $45.2 million in 1996 to $52.0 million in 1997. This increase is attributed primarily to revenue generated from increases in total rooms occupied and REVPAR and the addition of Cavanaughs on Fifth Avenue in Seattle, Washington.

  Total hotel and restaurant revenues increased $6.5 million, or 18.3%, from $35.2 million in 1996 to $41.7 million in 1997. ADR increased $6.14, or 9.1%, from $67.29 in 1996 to $73.43 in 1997. Available room nights increased 10.3% in 1997, REVPAR increased $3.68, or 8.8%, from $42.04 in 1996 to $45.72 in
1997. Cavanaughs on Fifth Avenue opened in May 1996; therefore, 1997 was the first full fiscal year of operation for this 297-room property which contributed, in part, to this increase in revenues.

  Entertainment, management and services revenues increased $0.7 million, or 21.3%, from $3.2 million in 1996 to $3.8 million in 1997. Entertainment revenue increased from the addition of new third-party management contracts.

  Rental income decreased $0.3 million, or 3.7%, from $6.8 million in 1996 to $6.5 million in 1997 primarily as a result of the Company's need to occupy additional space in the CHC Building, its corporate headquarters, which had previously been rented to third parties, and the receipt of a one-time settlement for a lease termination which occurred in 1996.

  Direct operating expenses increased $2.4 million, or 11.4%, from $20.6 million in 1996 to $22.9 million in 1997, primarily due to the increase in the number of hotel guests served. This represents a decline in direct operating expenses as a percentage of total revenues from 45.6% in 1996 to 44.0% in 1997. The improvement in direct operating expense percentages is attributed to the increase in REVPAR while the Company was able to effectively control expenses and gain volume efficiencies.

  Total undistributed operating expenses increased $2.8 million, or 17.9%, from $15.7 million in 1996 to $18.5 million in 1997. Total undistributed operating expenses include selling, general and administrative expenses, which increased 26.7% from $6.5 million in 1996 to $8.2 million in 1997, and depreciation and amortization, which increased 13.3% from $4.2 million in 1996 to $4.8 million in 1997. Total undistributed operating expenses as a percentage of total revenues increased 0.8% from 34.7% in 1996 to 35.5% in 1997. The increase in undistributed operating expenses as a percentage of total revenues is primarily attributed to the addition of Cavanaughs on Fifth Avenue (which management believes had not attained stabilized occupancy) and the additional administrative expenses related to preparing the Company for future growth and the Offering.

  Operating income increased $1.7 million, or 19.3%, from $8.9 million in 1996 to $10.6 million in 1997. As a percentage of total revenues, operating income increased from 19.7% in 1996 to 20.4 % in 1997. This increase is due primarily to an increase in REVPAR, the addition of Cavanaughs on Fifth Avenue and improvements in the hotel departmental margins.

  Interest expense increased $1.5 million, or 20.5%, from $7.3 million in 1996 to $8.8 million in 1997. This increase is primarily related to the incurrence of additional debt used for funding the acquisition and conversion of Cavanaughs on Fifth Avenue and other corporate purposes. Interest expense is initially anticipated to decline as a result of the application of the net proceeds of the Offering to repay certain indebtedness, but is expected to increase in the future due to the funding of hotel acquisitions with additional debt.

  Income tax provision increased 27.7%, from $0.7 million in 1996 to $0.9 million in 1997, due to the increase in income before taxes. The effective income tax rate for both years was 34%.

  Net income increased $0.5 million, or 45.4%, from $1.2 million in 1996 to $1.7 million in 1997.

COMPARISON OF YEAR ENDED OCTOBER 31, 1996 TO YEAR ENDED OCTOBER 31, 1995

  Total revenues increased $4.8 million, or 11.9%, from $40.4 million in 1995 to $45.2 million in 1996. The increase is attributed primarily to the addition of Cavanaughs on Fifth Avenue which opened in May 1996 and additional rental income from increased occupancy in the rental properties.

  Total hotel and restaurant revenues increased $4.0 million, or 12.7%, from $31.2 million in 1995 to $35.2 million in 1996. ADR increased 9.3% from $61.54 in 1995 to $67.29 in 1996. Available room nights increased 10.1% in 1996. The increase is primarily attributed to the addition of Cavanaughs on Fifth Avenue.

  Entertainment, management and services revenues increased 2.5% from $3.1 million in 1995 to $3.2 million in 1996.

  Rental income increased $0.8 million, or 12.7%, from $6.0 million in 1995 to $6.8 million in 1996. The increase is primarily attributed to increased occupancy and lease payments for the Company's office buildings.

  Direct operating expenses increased $2.1 million, or 11.2%, from $18.5 million in 1995 to $20.6 million in 1996. Direct operating expenses as a percentage of total revenues decreased from 45.9% in 1995 to 45.6% in 1996. This improvement is attributed primarily to the increase in REVPAR while controlling expenses.

  Total undistributed operating expenses increased $1.8 million, or 12.9%, from $13.9 million in 1995 to $15.7 million in 1996. Total undistributed operating expenses include selling, general and administrative expenses, which increased 19.1% from $5.4 million in 1995 to $6.5 million in 1996, and depreciation and amortization, which increased 23.0% from $3.4 million in 1995 to $4.2 million in 1996. Total undistributed operating expenses as a percentage of total revenues increased from 34.4% in 1995 to 34.7% in 1996. Increased expenses are attributed primarily to the addition of Cavanaughs on Fifth Avenue which management believes has not attained stabilized occupancy.

  Operating income increased $0.9 million, or 11.7%, from $8.0 million in 1995 to $8.9 million in 1996. This increase was primarily caused by an increase in hotel guests served and an increase in REVPAR coupled with the Company controlling operating expenses.

  Interest expense increased $0.5 million, or 6.6%, from $6.9 million in 1995 to $7.3 million in 1996 primarily as a result of the additional indebtedness incurred by the Company in connection with the acquisition and conversion of Cavanaughs on Fifth Avenue.

  Income tax provision increased 34.7%, from $0.5 million in 1995 to $0.7 million in 1996 due to the increase in income before taxes. The effective income tax rate for both years was 34%.

  Net income increased $0.1 million, or 12.9%, from $1.0 million in 1995 to $1.2 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company's principal sources of liquidity have been cash on hand, cash generated by operations and borrowings under a $3.0 million working capital credit facility. Cash generated by operations in excess of operating expenses is used for capital expenditures and to reduce amounts outstanding under the working capital credit facility. Hotel acquisitions, development and expansion have been and will be financed through a combination of internally generated cash, borrowing under credit facilities, and the issuance of Common Stock or OP Units.

  The Company's short-term capital needs include food and beverage inventory, payroll and the repayment of interest expense on outstanding mortgage indebtedness. Historically, the Company has met these needs through internally generated cash.

  The Company's long-term capital needs include funds for property acquisitions, scheduled debt maturities and renovations and other non-recurring capital improvements. The Company anticipates meeting its future long-term capital needs through the borrowing of additional debt financing secured by the Hotels, by unsecured private or public debt offerings or by additional equity offerings or the issuances of OP Units, along with cash generated from internal operations. The Company intends to repay approximately $61.7 million of its outstanding indebtedness with the estimated net proceeds of the Offering. On a pro forma basis as of December 31, 1997, after giving effect to the Offering, the application of the net proceeds thereof and the acquisition of the five hotels acquired, or contracted for, since December 31, 1997, total outstanding indebtedness decreased from approximately $100.7 million to approximately $73.1 million. See "Use of Proceeds" and "Capitalization."

  At December 31, 1997, the Company had $5.0 million in cash and cash equivalents. The Company has made extensive capital expenditures over the last three years, investing $24.1 million, $13.5 million and $6.2 million in owned and joint venture properties in 1995, 1996 and 1997, respectively. These expenditures included guest room, lounge and restaurant renovations, public area refurbishment, telephone and computer system upgrades, tenant improvements, property acquisitions, construction, and corporate expenditures and were funded from operating cash flow and debt. The Company establishes reserves for capital replacement in the amount of 4.0% of the prior year's actual gross hotel income to maintain the Hotels at acceptable levels. Acquired hotel properties have a separate capital budget for purchase, construction, renovation, and branding costs. Capital expenditures planned for Hotels in 1998 are expected to be approximately $3.0 million. Management believes the consistent renovation and upgrading of the Hotels and other properties is imperative to its long-term reputation and customer satisfaction.

  To fund its acquisition program and meet its working capital needs, the Company has received a commitment from U.S. Bank to provide the Revolving Credit Facility. The commitment letter, which contains a number of conditions to the initial funding by the lender, provides that the amount available thereunder will be equal to the lesser of $80.0 million or the gross proceeds (including the gross proceeds if the Underwriters' over-allotment option is exercised) of the Offering. During the initial 12 months following the Offering, subject to the satisfaction of certain conditions contained in the definitive credit agreement, the Company will have approximately $50.0 million available to be drawn under the Revolving Credit Facility at an interest rate of 185 basis points over LIBOR and declining to 165 basis points after six months if the Company maintains certain EBITDA to debt ratios. The Revolving Credit Facility will have an initial term of five years and an annualized fee for the unutilized portion of the facility. The Company will be able to select from four different interest rates when it draws funds: the lender's prime rate or one, three, or six month LIBOR plus the applicable margin of 165 to 210 basis points, depending on the Company's ratio of EBITDA-to-total funded debt. It is anticipated that the Revolving Credit Facility will allow for the Company to draw funds based on the trailing 12 months performance on a pro forma basis for both acquired and owned properties. Funds from the Revolving Credit Facility may be used for acquisitions, renovations, construction and general corporate purposes. The Company believes the funds available under the Revolving Credit Facility will be sufficient to meet the Company's near term growth plans. The Operating Partnership will be the borrower under the Revolving Credit Facility. The obligations of the Operating Partnership under the Revolving Credit Facility will be fully guaranteed by the Company. Under the Revolving Credit Facility, the Company will be permitted to grant new deeds of trust on any future acquired properties. Mandatory prepayments will be required to be made in various circumstances including the disposition of any property, or future acquired property, by the Operating Partnership.

  The Revolving Credit Facility will contain various representations, warranties, covenants and events of default deemed appropriate for financing of a similar size and nature. Covenants and provisions in the definitive credit agreement governing the Revolving Credit Facility will include, among other things, limitations on: (i) substantive changes in the Company's and Operating Partnership's current business activities, (ii) liquidation, dissolution, mergers, consolidations, dispositions of material property or assets involving the Company and its affiliates or their assets, as the case may be, and acquisitions of property or assets of others, (iii) the creation or existence of deeds of trust or other liens on property or assets, (iv) the addition or existence of indebtedness, including guarantees and other contingent obligations, (v) loans and advances to others and investments in others, (vi) redemption of subordinated debt, (vii) amendment or modification of certain material documents or of the Articles in a manner adverse to the interests of the lenders under the Revolving Credit Facility, (viii) payment of dividends or distributions on the Company's capital stock, and (ix) maintenance of certain financial ratios. Each of the covenants described above will provide for certain ordinary course of business and other exceptions. If the Company breaches any of these covenants and does not obtain a waiver of that breach, the breach will constitute an event of default under the Revolving Credit Facility.

  As of December 31, 1997, the Company had debt and capital leases outstanding of $100.7 million consisting of primarily variable and fixed rate debt secured by individual properties. The Company had a working capital credit facility of $3.0 million with $1.1 million drawn as of December 31, 1997.

  The Company believes that cash generated by operations will be sufficient to fund the Company's operating strategy for the foreseeable future, and that any remaining cash generated by operations, together with capital available under the Revolving Credit Facility (subject to the terms and covenants to be included therein) and the remaining proceeds from the Offering, will be adequate to fund the Company's growth strategy in the near term. Thereafter, the Company expects that future capital needs, including those for property acquisitions, will be met through a combination of net cash provided by operations, borrowings and additional issuances of Common Stock or OP Units.

SEASONALITY

  The lodging industry is affected by normally recurring seasonal patterns. At most of the Hotels, demand is higher in the late spring through early fall (May through October) than during the balance of the year. For example, for the year ended December 31, 1997, the Company's revenues in the first through fourth quarters were 19.7%, 25.7%, 29.1% and 25.5%, respectively, of its total revenue for such year and the Company's net income (loss) for the first through fourth quarters was (17.4)%, 43.5%, 81.7% and (7.8)%, respectively, of its total net income for such year. Demand also changes on different days of the week, with Sunday generally having the lowest occupancy. Accordingly, the Company's revenue, operating profit and cash flow are lower during the first and fourth calendar quarters and higher during the second and third calendar quarters.

INFLATION

  The effect of inflation, as measured by fluctuations in the Consumer Price Index, has not had a material impact on the Company's revenues or net income during the periods under review.

YEAR 2000

  The Company does not believe that the costs of converting its computer systems to address the advent of the year 2000 will be material.

NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," was issued. SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and simplifies the existing standards. This standard replaces the presentation of primary EPS with a presentation of basic EPS. It also requires the dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and requires restatement of all prior-period EPS data presented. The adoption of SFAS No. 128 did not have a material effect on the presentation of the Company's EPS.

  In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. This statement requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement does not require a specific format for the financial statement, but requires that an enterprise display net income as a component of comprehensive income in the financial statement. Comprehensive income is defined as the change in equity of a business enterprise arising from non-owner sources. The classifications of comprehensive income under current accounting standards include foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. This statement is effective for fiscal years beginning after December 15, 1997. Management does not believe that the implementation of SFAS No. 130 will have a material impact on the presentation of its combined financial statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments for an Enterprise and Related Information." This statement will change the way public companies report information about segments of their business in their annual financial statements and requires them to report segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, and its major customers. The statement is effective for fiscal years beginning after December 15, 1997. Management of the Company does not believe that the implementation of SFAS No. 131 will have a material impact on the combined financial statements.

                            BUSINESS AND PROPERTIES

GENERAL

  Cavanaughs Hospitality Corporation is a hotel operating company that owns, operates, acquires, develops, renovates and repositions full service hotels in the Northwest under its proprietary brand name, "Cavanaughs(TM)". The Company's hotel portfolio contains 11 full service Hotels, with 2,369 guest rooms and approximately 120,000 square feet of meeting space, located in Seattle, Spokane, Yakima and Kennewick, Washington; Idaho Falls and Post Falls, Idaho; and Kalispell, Montana. The Company plans to pursue additional growth opportunities by continuing to acquire and develop full service hotels in the Northwest. The Company has entered into purchase agreements to acquire two additional full service hotels, containing 343 guest rooms and approximately 14,500 square feet of meeting space, located in Kalispell, Montana and Portland, Oregon for an aggregate purchase price of approximately $15.5 million. Substantially all of the Company's assets, including the Hotels, are owned by the Operating Partnership, the day to day operations of which are managed by the Company in its capacity as sole general partner. With more than 20 years of experience in the lodging industry, management believes the Company enjoys an excellent reputation in, and its Cavanaughs brand name is well recognized throughout, the Northwest. The Company also provides entertainment services, including event ticketing and theatrical presentations and other special events, and property management services for third parties and owns and manages retail and office properties.

  The Company is seeking to become the dominant full service hotel company in the Northwest by providing customers with access to a Cavanaughs brand hotel in multiple locations throughout the region. As a result of consolidation among hotel chains, the Company believes there is an absence of a dominant Northwest based, regionally focused hotel company. The Company's growth strategy focuses on: (i) the acquisition and re-branding of full service hotels with the Cavanaughs name, (ii) the acquisition, conversion and redevelopment of non-hotel properties into Cavanaughs brand hotels, (iii) the construction of new Cavanaughs hotels and (iv) the expansion of existing Cavanaughs Hotels.

  The Company's operating strategy is designed to enhance its revenue and operating margins by increasing REVPAR, ADR, occupancy and operating efficiencies at the Hotels. This strategy includes: (i) building brand name recognition by maintaining its strategic focus on the Northwest; (ii) promoting a coordinated marketing program utilizing corporate level sales and marketing departments in conjunction with local hotel-based sales and marketing personnel; (iii) controlling operating expenses and achieving cost reductions through operating efficiencies and economies of scale; (iv) enhancing guest satisfaction and loyalty by providing high quality service;
(v) utilizing the Company's yield management and proprietary management information systems to enable the general managers of each Hotel to optimize REVPAR, ADR, occupancy and net income; (vi) maintaining a consistent level of quality at the Hotels through its maintenance and capital expenditure programs; (vii) emphasizing the quality of the Company's food and beverage services to attract convention, group and special event business and to create local awareness of the Hotels; (viii) providing valuable guest benefit programs that promote customer loyalty, such as frequent flier mileage and repeat guest programs; and (ix) attracting and retaining qualified employees by providing on going training and stock incentive programs at all levels of employment to enhance productivity and align the efforts of employees with the Company's objectives. For the fiscal year ended October 31, 1997, the Company's revenues were $52.0 million, operating income was $10.6 million, net income was $1.7 million, REVPAR was $45.72 and ADR was $73.43. On a pro forma basis, giving effect to the three Hotels acquired since October 31, 1997, the two hotels under contract to be acquired and the Offering, for the year ended October 31, 1997, the Company's revenues were $77.4 million, operating income was $14.5 million, net income was $6.0 million, REVPAR was $41.21 and ADR was $68.94.

  In addition to the Hotels, the Company operates two other divisions: (i) entertainment, management and services and (ii) rental operations. The entertainment, management and services division includes computerized event ticketing through G&B Select-a-Seat, which was founded in 1987 and processed in excess of 2.0 million tickets in 1997, and the presentation of shows and special events through G&B Presents, which was also founded in 1987 and has presented over 79 Broadway theatrical presentations and special events in the last ten years. These services generate income from ticket sales and handling fees as well as additional room occupancy at the Hotels. The entertainment, management and services division is supported by the same Toll-Free Call Center used for hotel reservations. The Company's rental operations division includes ownership of three office properties and one retail property containing in excess of 590,000 square feet of leasable space, the majority of which are located near the Hotels, and third-party management of more than 3.1 million square feet of retail and office properties and approximately 2,200 residential units in the Northwest.

INDUSTRY OVERVIEW

  The domestic lodging industry completed its third year of record profitability in 1996, during which time it produced record income of $12.5 billion. Coopers & Lybrand Hospitality Directions estimates that the industry is expected to again achieve record profitability in 1997. Coopers & Lybrand Hospitality Directions indicates that average U.S. hotel occupancy reached 65.1% in 1996, its highest level in 13 years. U.S. hotel occupancy is expected to decline slightly in 1997 to 64.5% due to supply growth exceeding demand growth. High occupancy during 1995 to 1997 has provided hotel operators with the ability to support increases in ADR without affecting occupancy percentages. Sustained ADR growth has contributed to total lodging industry revenue growth which was 8.6% in 1996 and is expected to be 8.5% in 1997.

  The following table reflects the percentage changes in REVPAR, ADR and occupancy for the twelve months ended October 31, 1996 and 1997, compared to the same periods in 1995 and 1996, respectively, for (i) the Hotels that were open for each of the periods presented, (ii) U.S. full service hotels and
(iii) all U.S. hotels.

                           PERCENTAGE CHANGE VERSUS PRIOR PERIOD
                         -----------------------------------------------
                           REVPAR(1)          ADR          OCCUPANCY
                         --------------  --------------  ---------------
                          1996    1997    1996    1997    1996     1997
                         ------  ------  ------  ------  ------   ------
Cavanaughs Hotels(2)....   8.3%    8.8%    9.3%    9.1%    (1.5)%   (1.6)%
U.S. Full Service Ho-
 tels(3)................   8.4%    7.8%    7.4%    7.8%     0.8 %    0.1 %
U.S. Hotels(3)(4).......   6.4%    5.4%    6.4%    6.4%    (0.1)%   (0.9)%

--------

(1) Determined by dividing annual room revenue by annual available rooms.

(2) Occupancy as a percentage of available rooms declined slightly, primarily because of the addition of new rooms associated with the opening of Cavanaughs on Fifth Avenue, which management believes has not reached stabilized occupancy.

(3) Source: Smith Travel Research.

(4)Includes both full service and limited service hotels.

  Lodging room demand has historically tracked the national economy. In 1997, the U.S. economy's ongoing expansion has been marked by low inflation and unemployment and, in the northwest states of Idaho, Oregon and Washington, employment and population growth has been above national averages. According to U.S. Bank's Economic Update (October 1997), for the twelve months ended July 1997 the metropolitan areas of Seattle, Washington and Portland, Oregon were the second and fourth fastest growing metropolitan economies in the nation, respectively. In addition, according to the 1998 US Bank Regional Economic Review and Forecast, Utah, Washington and Oregon were the second, fifth and eighth most rapidly growing states in the nation, respectively. The western region of the United States is expected to continue to outpace the nation in employment income and population growth through the year 2000, according to the Oregon Economic Review and Forecast (December 1997).

GROWTH STRATEGY

  The Company is presently seeking growth opportunities in markets located throughout the Northwest. The Company will consider the following factors in evaluating acquisitions, conversions and redevelopments, construction of new hotels and expansion of existing hotels: (i) the location of the property,
(ii) the construction quality, condition and design of the property, (iii) the current and projected REVPAR, ADR and occupancy of the property and the anticipated ability of the Company to increase REVPAR, ADR and occupancy through management of the property by the Company and (iv) the potential for economic growth in the communities in which the hotels are located. The Company expects that future acquisitions will be based on these factors or such other similar factors or criteria as are established from time to time by the Board. The Company has successfully utilized each of these strategies and, since December 1996, has increased its room count from 1,546 to 2,712.

  Following the Offering, the Company expects to have improved access to equity and debt financing sources with which to implement its growth strategy. The Company has received a commitment from U.S. Bank which has agreed to provide, upon consummation of the Offering, the Revolving Credit Facility in an amount up to $80.0 million which will be used by the Company to finance property acquisitions, development and capital improvements and for general corporate purposes. As an alternative to debt financing, the Company may issue shares of Common Stock or OP Units as consideration in future acquisitions. The issuance of OP Units in exchange for hotels may allow the current owners of such hotels to achieve certain tax advantages when selling such hotels to the Company.

  Summarized below are the key elements of the Company's growth strategy:

  Acquisition. The Company is presently seeking to acquire full service hotels in locations where the Company currently operates properties, as well as in new markets where the Company believes the potential exists to acquire hotel properties suitable for conversion to a Cavanaughs brand hotel. Acquisitions are contemplated by the Company when the cost of acquiring an existing hotel property is less than replacement cost or where construction and development opportunities no longer exist in a target market. The Company generally targets for acquisition hotels with certain physical characteristics that guests associate with a Cavanaughs brand hotel, including full service hotels with interior hallways, conference and banquet facilities, restaurants, lounges, recreational amenities and on-site parking. The Company generally focuses on acquiring hotels containing 150 to 400 rooms. The Company re-brands an acquired hotel as soon as practicable after acquisition with the installation of "Cavanaughs" signage and amenities. In addition, as part of its repositioning process, a dedicated management team is made responsible for integrating the acquired hotel into the Company's reservations, information, accounting, budgeting and management systems and, if necessary, upgrading and renovating the hotel.

  The Company utilizes senior management's knowledge of the Northwest and long-standing relationships with the other hotel owners and operators to identify potential acquisitions. These relationships have enabled the Company to acquire certain of the Hotels before they became generally available for purchase on the open market. Since December 1996, the Company has acquired four Hotels (Cavanaughs Gateway Hotel, Cavanaughs Ridpath Hotel, Cavanaughs on the Falls and Cavanaughs Templin's Resort), containing 823 guest rooms and approximately 43,800 square feet of meeting space. The total purchase and option price of these Hotels was approximately $31.1 million (including a $6.3 million option purchase price payable with respect to Cavanaughs Gateway Hotel which the Company is not required to pay until 2003). This total purchase and option price is comprised of a combination of cash and assumed indebtedness and, in the case of Cavanaughs Ridpath Hotel, a combination of cash and OP Units. In addition, the Company has entered into purchase agreements to acquire two hotels (Cavanaughs Outlaw Hotel and Cavanaughs Hillsboro Hotel) containing 343 guest rooms and approximately 14,500 square feet of meeting space. The total purchase price for these hotels is approximately $15.5 million.

  Conversion. Based on management's experience in developing hotel, retail and office properties, the Company believes that it has the ability to convert non-hotel properties, such as office buildings, into full service hotels. In completing the conversion process, the Company uses an in-house design and development staff, combined with third-party architectural and construction expertise. The Company believes that this in-house capability allows certain conversion opportunities to be economically feasible for the Company and at a cost advantage in comparison to its competitors. The Company intends to target conversion opportunities in markets that do not have hotel properties suitable for acquisition or where acquisition and conversion of a non-hotel property offers significant cost saving advantages as compared to new construction.

  The Company recently completed the conversion of a non-hotel property into the Cavanaughs on Fifth Avenue, a full service hotel located in Seattle's central business and retail district. Prior to its conversion to a Cavanaughs brand hotel, the property was used by U.S. Bank of Washington as its regional headquarters. The Company acquired the property in June 1995 for approximately $18.3 million and in less than eleven months completed the design, zoning, permitting and construction required to convert the building into a 297-room, full service Cavanaughs brand hotel, containing two restaurants and 12,500 square feet of banquet and meeting space. The total conversion cost, including acquisition costs, was approximately $36.8 million. The Hotel, which opened in May 1996, achieved average REVPAR of $73.55, ADR of $116.24 and occupancy of 64.9% during the Company's fiscal year ended October 31, 1997. The Company believes the Hotel has not yet reached stabilized operating performance.

  Construction. The Company intends to construct new hotels when it believes room demand and local ADR will support the cost of new construction, a well positioned building site is available and no viable acquisition or conversion opportunities exist.

  Expansion. As part of its growth strategy, the Company seeks to acquire hotel properties with sufficient excess land to allow for potential future expansion. The Company's current hotel portfolio includes seven Hotels which the Company believes can be expanded to include additional hotel rooms and meeting space although there is no assurance that such expansion will be accomplished. The Company's expansion criteria focus on the demand for additional rooms in a given area, the costs related to such expansion and the potential return on investment to the Company. Through the use of its in-house development staff, in most cases, an expansion is completed within one year from the beginning of construction, with little or no disruption of existing hotel operations. Expansion of an existing hotel allows the Company to obtain economies of scale in operating its hotels and increase operating margins because it can leverage existing staff resources, common areas, restaurants and meeting facilities and guest amenities, such as pools and fitness facilities.

OPERATING STRATEGY

  The Company's operating strategy focuses on increasing REVPAR, ADR and occupancy and improving operating efficiencies at the Hotels. Summarized below are the key elements of the Company's operating strategy:

  Utilization of Proprietary Cavanaughs(TM) Brand. The Company is focused on enhancing its Cavanaughs brand name, which is synonymous with quality and value throughout the Northwest, thereby earning the loyalty and repeat patronage of business and leisure travelers. By owning its own proprietary brand, the Company both retains control over the Hotels and avoids certain operating or marketing restrictions that a competitor might face being affiliated with a third-party brand or franchise. The Company believes that the Cavanaughs brand name provides it with a competitive advantage in its operating profitability over competitors that do not own a hotel brand and are required to pay third-party franchise fees which typically can range from 6% to 10% of revenue. As a result of owning its own Cavanaughs brand name, the Company has the flexibility to freely market as well as cross-sell hotel rooms with any of its other marketing efforts or promotions, such as ticketing events or promotional campaigns. These cross-marketing efforts also serve to strengthen the Cavanaughs brand name. The Company will use the Cavanaughs brand name on its newly acquired, converted and developed hotels in order to maximize the long-term value of each of its hotels.

  Sales and Marketing. The Company develops sales and marketing programs that target key segments of the hotel user market, including convention, corporate, government, tour and travel, team, education, promotion, leisure, transient and contract. Members of the Company's centrally located sales and marketing department are assigned to each market segment in which the Company operates and are responsible for communicating with hotel personnel in those markets regarding the specific hotel needs of such hotel's guests. In addition, each Hotel has (or shares with an adjacent Cavanaughs Hotel) sales and banquet and catering personnel responsible for promoting that property as well as personnel responsible for the creation of promotional packages designed to attract individual guests. As a result of the corporate level and hotel level marketing efforts, the Company believes that it is able to more effectively meet customers' needs and enhance loyalty. The Company also expects that its corporate level marketing program will allow it to more easily direct those customers to other Cavanaughs brand Hotels located throughout the Northwest as their hospitality needs require.

  Operating Efficiencies. As a result of owning and operating a portfolio of hotels, the Company is able to achieve operating efficiencies and economies of scale. By operating more than one hotel in a specific market, the Company believes that it can better manage its occupancy levels, match customer needs with a greater variety of price-points, locations and amenities and achieve economies of scale. For example, during periods when one of the Hotels is fully booked, customers can be accommodated at one of the Company's other Hotels, capturing what would otherwise be lost occupancy. Additionally, the Company is able to reduce costs through the allocation of fixed costs over a greater number of rooms. Regional management staff oversees the operations of all Hotels and certain departments, such as accounting and sales, and operates in these regions with reduced independent staffs through shared accounting and sales personnel with the Company's corporate headquarters. The Company utilizes centralized control for the purchase of property, casualty and liability insurance policies, telephone and cable contracts as well as other goods and services.

  Control Over Hotel Operations. The Company believes that it is able to effectively manage the relationship between occupancy and ADR of the Hotels through the delegation of authority to the general manager of each Hotel. The Company continuously invests in the development of its yield management and proprietary information reporting systems that enable general managers to analyze daily Hotel performance statistics and to use this information to adjust pricing, staffing and customer mix in an effort to maximize their Hotel's REVPAR. In addition, management believes that the use of centralized systems and regional support services allow general managers to control costs, allocate resources efficiently and maintain consistently high product quality and services.

  Policy of Reinvestment. It is the Company's policy to continuously reinvest capital in the Hotels in order to maintain their quality. The Company allocates 4.0% of each Hotel's prior year's gross revenues for reinvestment in the Hotels. During 1997, the Company reinvested approximately $5.0 million for renovation of rooms and related Hotel facilities. The Company's reinvestment program is designed to maintain attractive accommodations, common areas, update restaurants, lounges and meeting and banquet space and to modernize equipment. The Company believes that its reinvestment program helps to enhance the Company's competitive position and the value of the Hotels.

  Emphasis on Food and Beverage Services. The Company emphasizes its food and beverage operations (restaurant and lounge, room service, banquet facilities and catering) in an effort to strengthen its group and convention business as well as to establish a positive reputation among its local clientele. The restaurant and catering business serves to establish each Hotel's reputation and name recognition in their respective markets. In order to ensure consistency of food and beverage service throughout the Hotels, a new menu and customer marketing program, Northwest Signatures, has been introduced to all of the Hotels.

  Guest Benefit Programs. The Company has established several incentive programs to encourage and reward repeat visits by guests at the Hotels. The incentive programs include: (i) Cavanaughs Constant Traveler and Cavanaughs Gold Club, a corporate rate and amenity program, (ii) Cavanaughs Cash, a frequent use program, and (iii) participation in Alaska Airlines/Horizon Air Mileage Plan, a frequent flyer program. The Company uses the information gained through guest participation in its incentive programs to design direct mailing and other promotional programs to attract repeat use of the Hotels.

  Maintaining a Unique Corporate Culture. The Company has developed a team of managers which has the expertise, authority and incentive to execute a plan for each Hotel that is designed to increase operating profitability. Members of the Company's senior management team have been with the Company on average for more than 17 years. The Company's management encourages employee loyalty and longevity through a number of employee programs that enhance productivity and align employees' interests with those of the shareholders. Significant programs include (i) employee stock option and stock purchase plans which are available to all hourly and salaried employees through payroll deduction and 401(k) programs, (ii) employee bonus plans that target, where possible, all management level employees to earn a significant portion of their annual compensation from profits generated through their departments thereby encouraging significant business decision making among all levels of employees and (iii) continuing education programs that encourage expanded learning with Company sponsored tuition programs tied to length of service. In addition, the Company sponsors a not-for-profit day-care program at the Company's headquarters.

SALES AND MARKETING

  The Company's hotel sales and marketing approach includes the following components:

  Centralized Sales Management. In order to serve customers' lodging needs, the Company's sales department is centrally organized according to expertise and relationships in each of the following market segments: corporate, convention, government, tour and travel, education, team, transient, contract, and promotion/leisure. The sales department works with each Hotel to ensure that sufficient hotel product is available to accommodate each group, guest or event in the particular Hotel which best serves the lodging needs of such group, guest or event. In addition, each Hotel has (or shares with adjacent Cavanaughs Hotels) sales and banquet and catering personnel promoting that Hotel to ensure that such Hotel's local individual and corporate customers are served. The Company's sales and marketing department includes personnel located at its headquarters as well as sales and marketing personnel located at each of the Hotels. Sales and marketing personnel residing at the Company's headquarters are in charge of major national and regional accounts and promotional campaigns. The Company utilizes media in the Northwest including television, radio, newspaper, in-flight magazines, business publications, and billboards, to market the Hotels.

  Attention to Customer Service. The Company places significant value on meeting the changing needs of its customers by employing state-of-the-art technology to track customer preferences and actively measuring guest satisfaction through surveys which enables it to reinvest in those services and amenities which are most appreciated.

  In-House Advertising Services. The Company believes that its in-house advertising and promotional departments allows it to take advantage of hotel room sales opportunities by generating promotional campaigns more quickly than its competitors. Through its internal advertising agency, the Company can purchase media at lower all-inclusive costs than its competitors who must out-source these functions.

  Reservation Systems. The Company's Toll-Free Call Center is designed to provide integrated hotel, entertainment information and reservation services. The Toll-Free Call Center has the capacity to accommodate 48 simultaneous calls and provides access to standardized reservation systems utilized by travel agents worldwide to book hotel rooms. The Toll-Free Call Center is open 24 hours per day, seven days per week. The Toll-Free Call Center also maintains a database of information on over 200,000 repeat customers. Both hotel reservations and event ticketing requests can also be made through the Company's website address: www.cavanaughs.com.

  Promotional Programs. The Company utilizes its own and affiliated incentive programs to attract additional customers. The Company's Cavanaughs Cash program enables participants to enjoy guest room savings by accumulating Cavanaughs Cash coupons. In addition, the Company participates in the Alaska Airlines/Horizon Air Mileage Plan Program. Alaska Airlines/Horizon Air is a dominant air service provider in the northwest United States, serving approximately 77 airports in the United States and 13 additional airports in Canada, Mexico and Russia. During 1996, Alaska Airlines/Horizon Air carried
11.8 million passengers. Guests of the Hotels who pay qualifying rates earn mileage credits for each stay, redeemable for air travel and other airline benefits. The Company and Alaska Airlines/Horizon Air have committed to jointly market property-specific programs that benefit the customers of both companies.

HOTEL PROPERTIES

  The Company's hotel portfolio currently contains 11 full service Hotels, with 2,369 guest rooms and approximately 120,000 square feet of meeting space, located in the Northwest. In addition, the Company has entered into purchase agreements to acquire two additional full service hotels. The following table sets forth certain information regarding the Company's hotel portfolio and hotels under contract.

                                                                                YEAR ENDED OCTOBER 31, 1997
                                                                       MEETING  ---------------------------------
                                          YEAR BUILT/   YEAR    GUEST   SPACE                         AVERAGE
                             LOCATION      ACQUIRED   RENOVATED ROOMS (SQ. FT.) REVPAR      ADR      OCCUPANCY
                          --------------- ----------- --------- ----- --------- --------- ---------- ------------
HOTELS OWNED AS OF OCTO-
 BER 31, 1997:
Cavanaughs on Fifth Ave-
 nue....................  Seattle, WA        1996       1996      297   12,500  $   73.55 $   116.24      64.9%
Cavanaughs Inn at the
 Park...................  Spokane, WA        1983       1997      402   26,300      48.61      80.90      61.1
Cavanaughs River Inn....  Spokane, WA        1976       1997      245    3,700      40.17      53.01      74.2
Cavanaughs Fourth Ave-
 nue....................  Spokane, WA        1991       1997      153    2,600      23.63      48.33      51.7
Cavanaughs at Yakima
 Center.................  Yakima, WA         1991       1997      155   11,000      37.13      55.98      63.3
Cavanaughs Gateway Ho-
 tel....................  Yakima, WA         1997(1)    1997      172    8,000      34.16      58.96      57.9
Cavanaughs at Columbia
 Center.................  Kennewick, WA      1978       1997      162    9,700      31.15      55.86      58.9
Cavanaughs at Kalispell
 Center.................  Kalispell, MT      1986       1997      132   10,500      36.89      59.30      63.2
                                                                -----  -------  --------- ----------   -------
 Total/Weighted Average
  for Owned Hotels
  (2)(3)................                                        1,718   84,300  $   45.72 $    73.43      63.5%
HOTELS ACQUIRED SINCE
 OCTOBER 31, 1997:
Cavanaughs Ridpath Ho-
 tel....................  Spokane, WA        1998(4)    1996      342   16,000  $   33.49 $    58.43      57.3%
Cavanaughs on the
 Falls..................  Idaho Falls, ID    1998(5)    1994      142    8,800      34.49      57.38      60.1
Cavanaughs Templins Re-
 sort...................  Post Falls, ID     1998(6)    1996      167   11,000      36.45      62.65      58.2
HOTELS CURRENTLY UNDER
 CONTRACT:
Cavanaughs Outlaw Ho-
 tel....................  Kalispell, MT      1998(7)    1995      220   11,000  $   29.88 $    68.88      43.4%
Cavanaughs Hillsboro Ho-
 tel....................  Portland, OR       1998(8)    1997      123    3,500      50.13      72.38      69.3
                                                                -----  -------  --------- ----------   -------
 Total/Weighted Average
  for Hotels Acquired or
  Under Contract  Since
  October 31, 1997......                                          994   50,300  $   35.40 $    62.99      56.2%
 Total/Weighted Average
  for All Hotels
  (2)(3)................                                        2,712  134,600  $   41.21 $    68.94      59.8%

--------

(1) Leased by the Company effective October 15, 1997.
(2) Rooms which were under renovation were excluded from REVPAR and average occupancy percentage. Due to the short duration of renovation, in the opinion of management, excluding these rooms did not have a material impact on REVPAR and average occupancy percentage.
(3) The total/weighted average for owned Hotels includes REVPAR, ADR and average occupancy of Cavanaughs Gateway Hotel for the period from October 15, 1997 through October 31, 1997.

(4) Leased by the Company effective January 1, 1998.
(5) Acquired by the Company on January 7, 1998.
(6) Acquired by the Company on February 2, 1998.
(7) The Company has entered into a purchase agreement dated November 19, 1997 to acquire this hotel, subject to the satisfaction of normal closing conditions, for a purchase price of $9.8 million within 60 days of the closing of the Offering. This hotel, which is currently known as the Outlaw Inn, will be re-branded as the "Cavanaughs Outlaw Hotel" upon acquisition.

(8) The Company has entered into a purchase agreement dated January 14, 1998 pursuant to which it intends to acquire this hotel, subject to the satisfaction of normal closing conditions, for a purchase price of $5.7 million on April 1, 1998. This hotel, currently known as the Hallmark Inn, will be re-branded as the "Cavanaughs Hillsboro Hotel" upon acquisition.

  Cavanaughs on Fifth Avenue--Seattle, Washington. Formerly the regional headquarters for U.S. Bank of Washington, the 20-story property was acquired by the Company in June 1995 and, in eleven months, converted into a 297-room, full service hotel which opened in May 1996. The Hotel is located in the central business district of Seattle, and is two blocks from the Washington State Convention Center. Amenities include two restaurants, a lounge, business center, fitness center and 12,500 square feet of meeting and banquet space which can be divided into six separate meeting rooms. The Hotel also includes 14,300 square feet of retail space and 25,000 square feet of office space. The retail and office space is 100% leased.

  Cavanaughs Inn at the Park--Spokane, Washington. Developed by the Company in 1983 and expanded in 1986 and 1993, the property is a 402-room, full service hotel located along the banks of the Spokane River in Spokane, Washington, the cultural, entertainment and sports center for the region. The Hotel is adjacent to the 100-acre Riverfront Park, near the 80,000 square foot Spokane Convention Center and 2,600-seat Opera House and is two blocks from the central business district and one block from the 12,000-seat Spokane Arena. The Hotel is comprised of three guest room wings: the five story Main Wing containing 181 rooms, the seven story Executive Wing containing 85 rooms, and the 12-story Tower Wing containing 136 rooms. Amenities include two restaurants, two lounges, two outdoor pools, one indoor lap pool, fitness center, sauna, two whirlpools, and gift shop. The Hotel, which is the largest hotel conference facility in the region, offers approximately 26,300 square feet of meeting and banquet space which can be divided into separate meeting rooms. The property contains approximately 2.1 acres of excess land which could be reallocated for parking and enable the Company to develop an estimated 336 additional guest rooms on its primary site in the future, if market conditions warrant.

  Cavanaughs River Inn--Spokane, Washington. Developed by the Company in 1976, the property is a two-story, 245-room, full-service hotel located on the banks of the Spokane River along the 40 mile long Centennial Trail pedestrian walk. Amenities include two outdoor pools, tennis court, sauna and whirlpool, gift shop, and a 2,800 square foot ballroom divisible into two meeting rooms. The Hotel also has two additional meeting rooms totaling 900 square feet. The property contains approximately 0.5 acre of excess land upon which, if some of the Hotel's parking requirements were allocated to a parking lot controlled by Cavanaughs Inn at the Park, an estimated 168 additional guest rooms in a high-rise tower may be built in the future, if market conditions warrant.

  Cavanaughs Fourth Avenue--Spokane, Washington. Acquired by the Company in 1991 and re-branded as a Cavanaughs hotel, the property is a six story, 153-room full service hotel located in the center of Spokane's medical community, adjacent to four hospitals, numerous public and private clinics and rehabilitation centers. Amenities include a restaurant and lounge, an outdoor pool and 2,600 square feet of meeting and banquet space divisible into four meeting rooms. This Hotel is owned by a limited partnership of which the Company is a 50% owner and general partner and an unaffiliated person is the sole limited partner.

  Cavanaughs Ridpath Hotel--Spokane, Washington. Acquired by the Company in January 1998 and re-branded as a Cavanaughs hotel, the property is a 13-story, 342-room, full service hotel located in the Spokane central business district and is four blocks from the Spokane Convention Center and Opera House. Amenities include two restaurants, two lounges, an outdoor pool, fitness center and approximately 12,700 square feet of retail space which is leased to seven tenants. As of January 1998, the retail space was 80% leased. The Hotel offers approximately 16,000 square feet of meeting and banquet space divisible into 14 meeting rooms. The Hotel is held by the Company pursuant to a lease which expires in November 1999, and provides the Company with a purchase option to acquire the Hotel from the lessor, and the lessor with a put option to sell the Hotel to the Company, exercisable during the term, for an amount ranging from $11.5 million to $12.5 million, depending on the date of closing of the purchase and sale pursuant to the option.

  Cavanaughs at Yakima Center--Yakima, Washington. Acquired by the Company in 1991 and re-branded as a Cavanaughs hotel, the property is a two-story, 155-room, full service hotel located in the center of Yakima's central business district and is attached to the Yakima Convention Center by a covered walkway. Yakima is located in the center of the state of Washington and has a diverse agricultural, industrial and manufacturing base. The Hotel is comprised of four buildings: the two-story Corporate Building, the two-story Garden Building, the two-story free standing Townhouse Building and the two-story, free standing Main Building. Amenities include a restaurant, lounge, two outdoor pools, and business center. The Hotel offers approximately 11,000 square feet of meeting and banquet space which can be divided into nine separate meeting rooms and is often used for convention center overflow. The property contains approximately 0.3 acres of excess land that could be used to facilitate the addition of an estimated 80 guest rooms, if market conditions warrant.

  Cavanaughs Gateway Hotel--Yakima, Washington. Acquired by the Company in October 1997 and re-branded as a Cavanaughs hotel, the property is a three-story, 172-room full service hotel located adjacent to the Yakima Convention Center and across the street from the Company's Cavanaughs at Yakima Center Hotel. Amenities include a restaurant, lounge, outdoor pool and jacuzzi. The property offers approximately 8,000 square feet of meeting space which is divisible into ten meeting rooms and is often used for convention center overflow. The Hotel is held by the Company pursuant to a lease which expires in October 2012, subject to the Company's right to extend the term of the lease for two additional five-year periods, and provides the Company with a purchase option, exercisable in 2003, to acquire the Hotel from the lessor for $6.3 million.

  Cavanaughs at Columbia Center--Kennewick, Washington. Developed by the Company in 1978, the property is a two-story, 162-room full service hotel located across the street from the five anchor, 90-store Columbia Center Mall and a 6,000 seat arena. Amenities include a restaurant, lounge, outdoor pool and gift shop. The Hotel offers 9,700 square feet of meeting and banquet space which is divisible into nine meeting rooms. The property contains approximately 4.0 acres of excess land upon which an estimated 144 additional guest rooms in a three-story structure, together with an estimated 50,000 square feet of retail facilities, may be built in the future, if market conditions warrant.

  Cavanaughs on the Falls--Idaho Falls, Idaho. Acquired by the Company in January 1998 and re-branded as a Cavanaughs hotel, the property is an eight-story, 142-room full service hotel located in downtown Idaho Falls overlooking the falls on the Snake River. Amenities include a restaurant, lounge, an outdoor pool, sauna, spa and fitness center. The Hotel offers 8,800 square feet of meeting and banquet space which is divisible into eight meeting rooms. The property underwent major renovations in 1993 and 1994. The property includes a 13,300 square foot building which could be demolished and re-built into an estimated 30 additional guest rooms in the future, if market conditions warrant.

  Cavanaughs Templins Resort--Post Falls, Idaho. Acquired by the Company in February 1998 and re-branded as a Cavanaughs hotel, the property is a three-story, 167-room full service hotel which was built in three phases between 1986 and 1996. The Hotel, which is located on the Spokane River, has a 76 slip marina offering boating access to Lake Coeur d'Alene, a popular vacation destination. The Hotel was previously operated as a Best Western hotel and, in connection with the integration of the Hotel into the Company's portfolio, the Company initially intends to continue to maintain such affiliation. Amenities include two restaurants, lounge, indoor pool, sauna, spa, fitness center, two tennis courts, and private beach and swim area. The Hotel offers 11,000 square feet of meeting space which is divisible into 14 meeting rooms. The property contains approximately 10.5 acres of excess land upon which an estimated 288 additional guest rooms in a series of low-rise buildings, together with an estimated 10,000 square foot executive conference center and 20,000 square foot retail facilities, may be built in the future, if market conditions warrant.

  Cavanaughs at Kalispell Center--Kalispell, Montana. Developed by the Company in 1986 in conjunction with the Company's development of the Kalispell Center Mall, the property is a three-story, 132-room full service hotel located near Glacier National Park, Flathead Lake and Big Mountain Ski Resort. Amenities include a restaurant, lounge, indoor pool, whirlpool, sauna and fitness center. The Hotel offers 10,500 square feet of meeting and banquet space which is divisible into nine meeting rooms. The Hotel is connected to the Company's Kalispell Center Mall. The property contains approximately 3.5 acres of excess land upon which an estimated 48 additional guest rooms and 100,000 square feet of additional retail space may be built in the future, if market conditions warrant.

  Cavanaughs Outlaw Hotel--Kalispell, Montana. The property, which the Company intends to acquire for a purchase price of $9.8 million within 60 days of the closing of the Offering, is a two-story, 220-room full service hotel and is the largest full service hotel in northwest Montana. Amenities include a restaurant, lounge, two indoor pools, four whirlpools, sauna, tennis and racquetball courts, and fitness center. The hotel offers approximately 11,000 square feet of meeting and banquet space divisible into 13 meeting rooms.

  Cavanaughs Hillsboro Hotel--Portland, Oregon. The property, which the Company intends to acquire in April 1998 for a purchase price of $5.7 million and re-brand as a Cavanaughs hotel, is a two-story, 123-room full service hotel located in the suburban Portland metropolitan area. The hotel is adjacent to the Portland/Hillsboro Airport, Washington County Fairplex and in the heart of the Silicon Forest, Oregon's premier high-tech business area. This hotel is currently operated as a Best Western hotel and, in connection with the integration of this hotel into the Company's portfolio, the Company initially intends to maintain such affiliation. Amenities include a restaurant, lounge, outdoor pool, indoor spa and fitness center. The hotel offers 3,500 square feet of meeting and banquet space divisible into five meeting rooms. The property contains excess land upon which an estimated
70 additional guest rooms may be built, if market conditions warrant.

ENTERTAINMENT SERVICES AND THIRD-PARTY PROPERTY MANAGEMENT

  The entertainment, management and services division of the Company is comprised of: (i) G&B Select-a-Seat, a full service theatrical and event ticketing agency, (ii) G&B Presents, a promoter of touring Broadway shows and other special events, and (iii) G&B Real Estate Services, a third-party property management service. Reservations for entertainment events and hotel information and reservations are made through the Toll-Free Call Center. The combination of event ticketing, presentation of Broadway shows, hotel event packages and a centralized reservations system enables the Company to offer packages for hotel guests, generating additional room night occupancy and income from ticket distribution service fees.

  G&B Select-A-Seat. G&B Select-a-Seat, established in 1987, is a full service ticketing agency offering box office ticket distribution through 20 regional outlets and box offices in Washington, Idaho and Montana. G&B Select-a-Seat is the exclusive contracted ticket services vendor for certain facilities in these states, including the Spokane Arena, Spokane Opera House, Spokane Symphony, Washington State University's stadium and coliseum, Eastern Washington University and the University of Idaho. During its fiscal year ended October 31, 1997, the Company processed in excess of 2.0 million tickets. G&B Select-a-Seat uses state of the art software which enables the agency to access the many entertainment events being presented throughout the Northwest. Phone agents are able to coordinate the sales of entertainment and event tickets with guests making hotel room reservations and vice versa. The Company is actively seeking additional ticket distribution opportunities in the Northwest.

  G&B Presents. G&B Presents, established in 1987, is one of the largest regional presenters of events in the Washington area. In addition to special events, such as sporting events and musical acts, G&B Presents organizes the presentation of touring Broadway shows in Spokane as part of its "Best of Broadway" series. During 1997, the Company presented nine Broadway shows and special events. Past events have included shows such as Cats, South Pacific and Les Miserables. In its last ten years of operation the Company has attracted over 500,000 patrons to its 79 Broadway and special event shows. The Company cross-markets these productions by creating special event/Hotel packages.

  The Toll-Free Call Center. The Toll-Free Call Center is designed to provide centralized hotel and entertainment information and reservation services. Each agent is trained to cross-sell Hotel reservations, event tickets, and special event/Hotel packages. Guests that are traveling to see entertainment events are able to book their hotel room and confirm event tickets in one toll-free call. The Toll-Free Call Center is open 24 hours per day, seven days a week and has the capacity to accept as many as 48 simultaneous phone conversations and provides access to reservations systems used by travel agents world-wide to book hotel rooms. The Toll-Free Call Center also maintains a database which gives reservation agents information on current room and event availability, guest information, history and preferences. Event ticket requests and hotel reservations can be made by calling the Toll-Free Call Center at 1-800-325-4000 and via the Company's website address at www.cavanaughs.com.

  G&B Real Estate Services. The Company is a leading property manager of office, retail and residential space in regions of eastern Washington, northern Idaho and western Montana, with over 3.1 million square feet of commercial space under management. The Company's property management staff includes leasing agents, property managers and building engineers providing full-service commercial property management. The

Company's residential property management department manages approximately 2,200 residential units in 39 properties. The Company is experienced in the management of a full range of multi-family projects, including low income housing, retirement communities, market rate apartment properties and condominiums.

RENTAL OPERATIONS

  The Company is the owner and manager of approximately 590,000 square feet of leasable office and retail space located in Spokane, Washington and Kalispell, Montana. The following is a description of each of the Company's office and retail properties:

  Crescent Court--Spokane, Washington. Acquired and substantially redeveloped by the Company in 1994, the property is an eight-story, 234,000 square foot mixed-use commercial building comprised of approximately 59,000 square feet of leasable retail space, including a food court, 157,000 square feet of leasable office space and an 8,000 square foot lower level exhibition hall, located in Spokane's central business district. The property is located directly across the street from River Park Square, a $100 million redevelopment project which, when completed in 1999, is expected to include a 130,000 square foot Nordstrom's department store, a number of speciality retailers, a 20 screen AMC multiplex cinema and 300,000 square feet of additional retail and restaurant space. As of December 1997, the retail portion of the property was 63.3% leased to 19 tenants and the office portion of the property was 77.4% leased to four tenants including the Bonneville Power Administration, the U.S. Postal Service regional headquarters, Sallie Mae and The Travelers Group which has an option to lease an additional floor in the building effective December 1999. The Company has determined to retain 22,000 square feet of retail space in the project for future development and leasing pending completion of the River Park Square project.

  Lincoln Building--Spokane, Washington. Acquired by the Company in 1984, the property is a 114,000 square foot mixed-use commercial building comprised of approximately 32,000 square feet of retail space, 82,000 square feet of office space, and two floors of underground parking which can accommodate 200 automobiles. The building is located in Spokane's central business district, one block west of the Company's Crescent Court property and one block south of River Park Square. As of December 1997, the retail portion of the property was 66.8% leased to six tenants, including Pacific Northwest Life and Farmers and Merchants Bank. The office tower was 88.4% leased to 25 tenants, including New York Life Insurance and Equitable of Iowa. The Company has determined to retain 26,000 square feet of retail space for future development and leasing pending completion of the River Park Square project.

  CHC Building--Spokane, Washington. Developed by the Company in 1986, the property is a six-story, 100,000 square foot office building having an attached three-story parking deck which can accommodate 250 automobiles. The building is located on the north bank of the Spokane River, adjacent to Cavanaughs Inn at the Park. As of December 1997, the property was 100% leased to 23 tenants including the Company, Morgan Stanley Dean Witter Discover, and Avista Energy.

  Kalispell Center Mall--Kalispell, Montana. Developed by the Company in 1986 in conjunction with the Company's development of the Cavanaughs at Kalispell Center hotel, the property is a single level enclosed regional mall shopping center containing 163,000 square feet of gross leasable area. As of December 1997, the property was 98% leased to 46 tenants including J.C. Penney and Herbergers. The property is connected to the Cavanaughs at Kalispell Center hotel.

MANAGEMENT AND EMPLOYEES

  The Company employs approximately 1,900 persons. Employees at Cavanaughs Ridpath Hotel currently are represented by labor unions. Management believes its ongoing labor relations are good.

LEGAL PROCEEDINGS

  The Company is involved in various lawsuits arising in the normal course of business. The Company believes that the ultimate outcome of these lawsuits will not have a material adverse effect on the Company.

TRADEMARKS

  "Cavanaugh's(R)" is a registered trademark of the Company in the United States. The Company has filed an application to register "Cavanaughs" as an additional trademark in the United States and Canada.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information as of March 10, 1998 regarding the Company's directors and executive officers.

  NAME                       AGE                     POSITION
  ----                       ---                     --------
Donald K. Barbieri..........  52 Chairman, President and Chief Executive Officer
Arthur M. Coffey............  42 Executive Vice President, Chief Financial
                                  Officer and Director
Richard L. Barbieri.........  55 Senior Vice President, General Counsel and
                                  Director
Thomas M. Barbieri..........  40 Senior Vice President--Acquisitions and
                                  Commercial Operations and Director
David M. Bell...............  47 Senior Vice President--Project Design,
                                  Development and Construction
Lori L. Farnell.............  43 Vice President--Sales and Marketing
John M. Taffin..............  34 Vice President--Hotel Operations
Peter F. Stanton............  41 Proposed Director
Ronald R. Taylor............  50 Proposed Director
Robert G. Templin...........  74 Proposed Director

  Donald K. Barbieri has been President and Chief Executive Officer and a Director of the Company since 1978 and Chairman of the Board since 1996. Mr. Barbieri joined the Company in 1969 and is responsible for the Company's development activities in commercial, residential, hotels and entertainment areas. Mr. Barbieri served as president of the Spokane Chapter of the Building Owners and Managers Association from 1974 to 1975 and served as president of the Spokane Regional Convention and Visitors Bureau from 1977 to 1979. He also served on the Washington Tourism Development Council from 1983 to 1985 and the Washington Economic Development Board while chairing the State of Washington's Quality of Life Task Force from 1985 to 1989. Mr. Barbieri is the brother of Richard and Thomas Barbieri and the brother-in-law of David Bell.

  Arthur M. Coffey has been Chief Financial Officer and Executive Vice President of the Company since June 1997 and a Director of the Company since 1990. Mr. Coffey served as Chief Operating Officer of the Company from 1990 to June 1997. Mr. Coffey has been in the hotel business since 1971 and joined the Company in 1981. Mr. Coffey is currently a trustee of the Spokane Area Chamber of Commerce, served as a director of the Washington State Hotel Association from 1996 to 1997, served as director of the Spokane Regional Convention and Visitors Bureau from 1982 to 1985 and served as president of the Spokane Hotel Association from 1989 to 1990.

  Richard L. Barbieri has been a Senior Vice President of the Company since September 1997, full-time General Counsel of the Company since 1995 and a Director of the Company since 1978. From 1994 to 1997, Mr. Barbieri served as a Vice President of the Company. From 1978 to 1995, Mr. Barbieri served as outside counsel and Secretary of the Company, during which time he was engaged in the practice of law at Edwards and Barbieri, a Seattle law firm, and then at Riddell Williams Bullitt and Walkinsaw, a Seattle law firm, where he headed the real estate practice group. Mr. Barbieri has also served as chairman of various committees of the State and County Bar Association and as a member of the governing board of the County Bar Association. He also served as vice chairman of the Citizens' Advisory Committee to the Major League Baseball Stadium Public Facilities District in Seattle in 1996 and 1997. Mr. Barbieri is the brother of Donald and Thomas Barbieri and the brother-in-law of David Bell.

  Thomas M. Barbieri has been Senior Vice President--Acquisitions and Commercial Operations of the Company since September 1997 and a Director of the Company since 1985. From 1985 to 1997, Mr. Barbieri served as a Vice President of the Company. Mr. Barbieri joined the Company in 1979 and from 1987 to the present has overseen the management, supervision, and development of the Company's real estate portfolio. From 1982 to 1987, Mr. Barbieri was Operations Manager of the Company's hospitality division. From 1979 to 1981, Mr. Barbieri was the General Manager of Cavanaughs River Inn. He served on Washington State Governor Lowery's Real Estate Advisory Council from 1993 to 1994, as a president of the Downtown Spokane Association from 1992 to 1994, as a director of the Spokane Convention and Visitors Bureau from 1983 to 1987, as a trustee of the Spokane Area Chamber of Commerce from 1987 to 1991 and as a director of the Spokane Economic Development Council from 1991 to 1996. Mr. Barbieri is the brother of Donald and Richard Barbieri and the brother-in-law of David Bell.

  David M. Bell has been Senior Vice President--Project Design, Development and Construction of the Company since September 1997 and a Director of the Company since 1985. From 1985 to 1997, Mr. Bell served as Vice President of the Company. He is in charge of new project development, property renovations and major building construction. Since joining the Company in 1984, Mr. Bell has been responsible for numerous projects, including the development of the CHC Building, the Cavanaughs at Kalispell Center hotel and the Kalispell Center Mall, two major room tower additions to Cavanaughs Inn at the Park and the conversion of the U.S. Bank of Washington office building in Seattle into Cavanaughs on Fifth Avenue. Mr. Bell is a registered Professional Engineer. Mr. Bell is the brother-in-law of Donald, Richard and Thomas Barbieri.

  Lori L. Farnell has been the Vice President--Sales and Marketing since October 1993. Ms. Farnell joined the Company in 1981 as Director of Sales for the hospitality division. Ms. Farnell is responsible for directing the sales and marketing activities of the Company and the in-house advertising and art department. Prior to joining the Company, Ms. Farnell worked as Director of Sales for the Spokane Davenport Hotel. She is a member of the Eastern Washington University Foundation Board, the Sacred Heart Hospital Ambassadors Board, a past President and Woman of the Year of Executive Women International and an active member of the Washington Society of Association Executives and the National Tour Association.

  John M. Taffin has been Vice President--Hotel Operations since September 1997. Mr. Taffin is responsible for the Company's overall hotel operations and directs the Company's yield management strategy. Mr. Taffin joined the Company's hospitality division in November 1995 as a regional manager. Mr. Taffin's prior lodging experience includes 13 years of service with Red Lion Hotels, during which time he was a general manager of various full service hotels throughout the Northwest. Prior to September 1997, Mr. Taffin was responsible for all aspects of operations for the Hotels located in Spokane.

  Peter F. Stanton has agreed to become a Director of the Company upon consummation of the Offering. Mr. Stanton is the Chairman, Chief Executive Officer and President of Washington Trust Bank. Mr. Stanton has been with Washington Trust Bank since 1982 and has served as its President since 1990, Chief Executive Officer since 1993 and Chairman since 1997. Mr. Stanton is also Chief Executive Officer, President and a director of W.T.B. Financial Corporation (a bank holding company) and a director of Northern State Bank and Reardon and Rivard & Associates (a registered investment advisor). In addition to serving on numerous civic boards, Mr. Stanton was president of the Washington Bankers Association from 1995 to 1996 and serves as state chairman of the American Bankers Association for 1997 and 1998.

  Ronald R. Taylor has agreed to become a Director of the Company upon consummation of the Offering. From 1996 to the present, Mr. Taylor has worked as an independent business consultant. From 1987 to 1996, Mr. Taylor was chairman, president and chief financial officer of Pyxis Corporation (a health care services provider). He is currently a director of Watson Pharmaceuticals, Inc. (a pharmaceutical manufacturer), Allelix Biopharmaceuticals (a biotechnology company) and Cardio Dynamics (a medical device manufacturer).

  Robert G. Templin has agreed to become a Director of the Company upon consummation of the Offering. Mr. Templin has had 50 years of continuous experience in ownership, acquisition and disposition, transaction counseling, development, construction and management work in the lodging industry in the Northwest. From 1962 to 1983, he was Chief Executive Officer of Western Frontiers, a hotel operator. Since 1986, Mr. Templin has served as governor for District II for Best Western, Inc. In 1986, he built Templin's Resort and Conference Center. He served as president of the Idaho Inn Keepers Association from 1975 to 1976 and president of the Coeur d'Alene Chamber of Commerce in 1963. Mr. Templin also served on the Government Affairs Committee of Holiday Inn, Inc. from 1981 to 1982. In addition to his responsibilities as a Director of the Company, Mr. Templin will be asked to represent the Company on the board of the Idaho Travel Council.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. Promptly following the closing of the Offering, the Board will establish an audit committee consisting of Peter Stanton and Ronald Taylor (the "Audit Committee"). The Audit Committee will be responsible for making recommendations concerning the engagement of the Company's independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of the Company's internal accounting controls.

  Compensation Committee. Promptly following the closing of the Offering, the Board will establish a compensation committee consisting of Peter Stanton and Ronald Taylor (the "Compensation Committee"). The Compensation Committee will be responsible for determining compensation for the Company's executive officers and administering the Plans.

OPERATIONS COMMITTEE

  The Board has established an operations committee (the "Operations Committee"). The Operations Committee is chaired by Donald Barbieri and consists of Arthur Coffey, Thomas Barbieri, John Taffin, Lori Farnell, David Barbieri, Stephen Barbieri, David Bell and Jack Lucas. The Operations Committee, which is not a committee of the Board, is responsible for implementing the policies established by the Board and shall be under the direction of the Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company expects that the Compensation Committee will consist of Peter Stanton and Ronald Taylor, neither of whom has ever served as an officer of the Company.

COMPENSATION OF DIRECTORS

  The Company intends to pay an annual fee of $6,000 to its non-employee Directors which will be paid 50% in cash and 50% in shares of Common Stock. In addition, each non-employee Director will be paid $500 for attendance at each meeting of the Board and $250 for attendance at each meeting of a committee of the Board of which such Director is a member. Directors who are employees of the Company will not receive any fees for their service on the Board or any committee thereof. In addition, the Company will reimburse Directors for their out-of-pocket expenses incurred in connection with their service on the Board. Upon consummation of the Offering, each non-employee Director will be granted options to purchase 10,000 shares of Common Stock at the initial public offering price. These options will vest in 20% increments over the five-year period following the Offering subject to the accelerated vesting schedule described in "--Restricted Stock and Certain Stock Option Grants." Any non-employee Director who ceases to be a Director will forfeit the right to receive any options not previously vested.

EXECUTIVE COMPENSATION

  The following table sets forth all compensation paid by the Company with respect to the fiscal year ended October 31, 1997 to the Chief Executive Officer and the four most highly compensated executive officers whose total annual compensation from the Company exceeded $100,000.

                          SUMMARY COMPENSATION TABLE

                                                      ANNUAL COMPENSATION
                                                --------------------------------
                                                                    ALL OTHER
       NAME AND PRINCIPAL POSITION         YEAR SALARY   BONUS   COMPENSATION(1)
       ---------------------------         ---- ------- -------- ---------------
Donald K. Barbieri........................ 1997 $88,776 $256,037     $7,129
 President and Chief Executive Officer
Arthur M. Coffey.......................... 1997 $76,680 $211,055     $8,799
 Executive Vice President and Chief
  Financial Officer
Richard L. Barbieri....................... 1997 $79,572 $ 50,891     $6,544
 Senior Vice President and General Counsel
David M. Bell............................. 1997 $67,530 $ 36,136     $7,667
 Senior Vice President--Project Design,
  Development and Construction
Thomas M. Barbieri........................ 1997 $86,645 $ 46,926     $8,289
 Senior Vice President--Acquisitions and
  Commercial Operations

--------
(1) Includes contributions to the Company's 401(k) plan as well as premiums paid with respect to such executive officer's health, disability and life insurance policies.

EMPLOYMENT AGREEMENTS

  The Company intends to enter into employment agreements with each of Donald Barbieri, Arthur Coffey, Richard Barbieri, David Bell and Thomas Barbieri which will provide for annual base salaries of $155,000 in the case of Donald Barbieri, $130,000 in the case of Mr. Coffey, and $96,000 in the case of Richard Barbieri, Mr. Bell and Thomas Barbieri, subject, in each case, to periodic increases. Each executive officer will be eligible to receive annual bonuses as determined by the Compensation Committee and will be entitled to participate in all existing or future benefit plans of the Company, on the same basis as other senior executive officers of the Company.

  The employment agreements with these senior executive officers (as used below, each an "Executive") will be substantially similar and provide as follows. Each Executive shall serve in the position described above through December 31, 1999, unless terminated earlier in accordance with the terms of such agreement. Thereafter, each agreement will automatically be renewed for additional one-year periods, unless terminated by either party upon 120 days' notice prior to any renewal. Each agreement may be terminated by the Company for Cause (as defined in such agreement) or by the Executive (i) for Good Reason (as defined in such agreement) or (ii) within six months of a Change of Control of the Company (as defined in such agreement). If the Executive terminates the agreement for Good Reason (or the Company terminates the agreement without Cause) or, after the initial term ends, unilaterally determines to not renew such Executive's agreement, the Executive will receive a severance payment equal to two times such Executive's total compensation in the prior year, plus a continuation of all benefits for a two-year period, and all outstanding options of such Executive shall become fully vested. If the Executive terminates the agreement following a Change of Control, the severance payment will be equal to three times such Executive's total compensation for the prior year. The Executive is required to devote his full business time and attention to the business and affairs of the Company, except that he may devote such reasonable amount of time, as he determines, to (i) serving, with the approval of the Board, as a director, trustee or member of any board or committee of any organization, (ii) engaging in charitable and community activities, (iii) managing his personal investments and affairs, and (iv) acting as a director and officer of Inland Northwest Corporation, previously a wholly-owned subsidiary of the Company; provided, however, that such activities may not involve any material conflict of interest with the interests of the Company or interfere materially with the performance of his duties and responsibilities under such agreement.

  Each Executive is eligible to receive a bonus under the Company's management bonus plan or such other plan adopted from time to time. The award and amount of such bonus shall be based upon the Compensation Committee's determination of such Executive's actual performance as measured against established goals. The Company has also agreed to reimburse the Executive for any federal, state or local excise taxes ("Excise Tax"), and any additional taxes to which he may be subject, on any payments to the Executive from the Company as a result of accelerated vesting of his options, up to a maximum reimbursement equal to two times the amount of such Excise Tax.

1998 STOCK INCENTIVE PLAN

  In January 1998, the Board adopted the 1998 Plan to attract and retain officers, key employees and consultants. Additional options may be granted subject to Board approval. An aggregate of 1,200,000 shares of Common Stock, subject to adjustment for stock splits, stock dividends and similar events, has been authorized for issuance upon exercise of options, stock appreciation rights ("SARs"), and other awards, including restricted or deferred stock awards under the 1998 Plan. Following the Offering, the Compensation Committee will administer the 1998 Plan and determine to whom options, SARs, restricted stock purchase rights and other awards are to be granted and the terms and conditions, including the number of shares and the period of exercisability, thereof. Upon consummation of the Offering, non-employee Directors will be granted options under the 1998 Plan to purchase 10,000 shares of Common Stock, subject to one year restriction on sale and vesting equal percentages over five years.

  The 1998 Plan authorizes the grant or issuance of various options and other awards. Nonqualified stock options ("NQSOs") may be granted for any term specified by the Compensation Committee and will provide for the right to purchase Common Stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), may be less than fair market value on the date of grant (but not less than par value), and may become exercisable (at the discretion of the Compensation Committee) in one or more installments after the date of grant. Incentive stock options may be granted only to employees and if granted will be designed to comply with the provisions of the Code and will be subject to restrictions contained in the Code, including having an exercise price equal to at least 100% of fair market value of Common Stock on the grant date and ten year restriction on their term, but may be subsequently modified to disqualify them from treatment as an incentive stock option. The maximum fair market value (determined on the date of grant) of shares which may be issued pursuant to incentive stock options granted under the 1998 Plan to any individual in any calendar year may not exceed $100,000. SARs granted by the Compensation Committee in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of the Common Stock over the exercise price of the related option or other awards, but alternatively may be based upon other criteria such as book value. Participants may receive dividend equivalents representing the value of the dividends per share paid by the Company, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant. Performance awards may be granted by the Compensation Committee on an individual or group basis and may include bonus or "phantom" stock awards that provide for payments based upon increases in the price of the Common Stock over a predetermined period. Restricted stock may be sold to participants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Compensation Committee. Deferred stock awards may be granted to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by the Compensation Committee. Whereas purchasers of restricted stock will have voting rights and will receive dividends prior to the time when the restrictions lapse, recipients of deferred stock generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

  Payments for the shares purchased upon the exercise of options may be in cash or, if the terms of an option so provide, with shares of Common Stock owned by the optionee (or issuable upon exercise of the option) or with other lawful consideration, including services rendered.

  No option, SAR or other right to acquire Common Stock granted under the 1998 Plan may be assigned or transferred by the grantee, except by will or the laws of succession, although the shares underlying such rights may be transferred if all applicable restrictions have lapsed. During the lifetime of the holder of any option or right, such option or right may be exercised only by the holder.

  The Compensation Committee will have the right to accelerate, in whole or in part, from time to time, including upon a change in control of the Company, conditionally or unconditionally, the right to exercise any option or other award granted under the 1998 Plan.

  Amendments of the 1998 Plan to increase the number of shares as to which options, SARs, restricted stock and other awards may be granted (except for adjustments resulting from stock splits and similar events) will require the approval of the Company's shareholders. In all other respects, the 1998 Plan may be amended, modified, suspended or terminated by the Compensation Committee, unless such action would otherwise require shareholder approval as a matter of applicable law, regulation or rule. Amendments of the 1998 Plan will not, without the consent of the participant, affect such person's rights under an award previously granted, unless the award itself otherwise expressly so provides. The 1998 Plan will terminate ten years after the date the 1998 Plan was adopted by the Board and approved by the Company's shareholders.

EMPLOYEE STOCK PURCHASE PLAN

  In January 1998, the Company adopted the Employee Stock Purchase Plan to assist employees of the Company in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code. A maximum of 300,000 shares of Common Stock will be reserved for issuance under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan permits eligible employees to purchase Common Stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of Common Stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan will be equal to 85% of the fair market value of the Common Stock on the first or last day of the offering period, whichever is lower. After the Offering, the Employee Stock Purchase Plan will be administered by the Compensation Committee.

401(k) PLAN

  The Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") effective as of March 1, 1989 covering all employees who have been employed by the Company for at least 90 days and who are at least 21 years of age. Pursuant to the 401(k) Plan, participants may elect to reduce their current compensation by not less than 1.0% nor more than 15.0% of eligible compensation. The amount of each participant's contributions to the 401(k) Plan is partially matched by the Company based on years of service and amounts contributed, up to 3% of a participant's earnings. The trustee under the 401(k) Plan invests the assets of the 401(k) Plan in designated investment options. The Company intends to amend the 401(k) Plan after the Offering to permit participants to designate the Company's Common Stock as an investment option; provided, however, no more than 15% of a participant's total investments in the 401(k) Plan may be allocated to the Common Stock. The 401(k) Plan is intended to qualify under Section 401 of the Code so that
(i) contributions to the 401(k) Plan, and the income earned on such contributions, are not taxable to participants until withdrawn from the 401(k) Plan and (ii) contributions by the Company are deductible by the Company when made for income tax purposes.

RESTRICTED STOCK AND CERTAIN STOCK OPTION GRANTS

  The Company has entered into an agreement to issue an aggregate of 55,000 restricted shares of Common Stock under the 1998 Plan to five members of senior management: Arthur Coffey (15,000 shares), John Taffin (10,000 shares), Lori Farnell (10,000 shares), David Peterson (10,000 shares) and Shannon Kapek (10,000 shares). Twenty percent of each recipient's stock grant will be issued on the date of grant and an additional twenty percent will be issued on each anniversary of such date of grant, provided such person is an employee of the Company at that time.

  In connection with the Offering, options to purchase up to 900,000 shares of Common Stock will be granted pursuant to the Plans, at an exercise price equal to the initial public offering price, including options to be granted to Donald Barbieri (90,000 shares), Arthur Coffey (55,000 shares), Richard Barbieri (45,000 shares), Thomas Barbieri (45,000 shares) and David Bell (45,000 shares). The options will have a term of ten years. Fifty percent of each recipient's options will vest on the fourth anniversary of the date of grant and the remaining 50% will vest on the fifth anniversary of the date of grant. This vesting schedule will change if, beginning one year after the option grant date, the stock price of the Common Stock reaches the following target levels (measured as a percentage increase over the exercise price) for 20 consecutive trading days:

                                          PERCENT OF
            SHARE PRICE INCREASE:    OPTION SHARES VESTED:
            ---------------------    ---------------------
               25%.................            25%
               50%.................            50%
               75%.................            75%
              100%.................           100%

  Such options shall be exercisable, subject to vesting, for ten years from the date of grant and in all other respects shall be subject to the terms and conditions of the 1998 Plan. Vesting of such options is also conditioned upon the holder's employment with the Company on the scheduled vesting date.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Prior to November 1, 1997, all of the assets of the Company were held by the Company and BIC directly, or indirectly through various partnerships (the "Partnerships") and corporations wholly-owned (with one exception) by the Company and/or BIC, as the case may be, and all of the Hotels and other properties owned by the Company, BIC and the Partnerships were managed by the Company, as the general partner of the Partnerships, or through various management agreements with BIC or the Partnerships. Effective November 3, 1997, BIC merged with and into the Company. The Merger was a stock-for-stock merger, pursuant to which the holders of the common stock of BIC and the holders of preferred and common stock of the Company received an aggregate of 7,072,025 shares of Common Stock of the Company pursuant to conversion ratios jointly determined by the boards of directors of the Company and BIC and unanimously approved by the shareholders of the Company and BIC. By effecting a merger of the holders of the general and limited partner interests in the Partnerships, the Merger resulted in the dissolution of, and a transfer to the Company of all assets and property held by, the Partnerships, with the exception of Cowley Street Limited Partnership.

  Effective November 1, 1997, the Company (i) contributed certain assets not related to its core hospitality business to Inland Northwest Corporation, a wholly owned subsidiary of the Company ("INWC"), and (ii) distributed shares of capital stock of INWC and Huckleberry Bay Company, another wholly-owned subsidiary of the Company ("HBC"), on a pro rata basis, to the shareholders of the Company (the "Spin-Off"). The Spin-Off was structured as a tax-free transaction. If the Spin-Off is ultimately determined not to qualify as a tax-free transaction (other than as a result of (i) actions taken by the Company following the Offering that are approved by a majority of the Company's independent directors or (ii) transfers of a limited number of shares of Common Stock with the approval of the INWC Board of Directors by persons who were shareholders of the Company at the time of the Spin-Off), INWC will indemnify the Company for any tax liability the Company incurs. As a result of the foregoing transactions, the following assets are no longer part of the Company's operations: recreational real estate in Priest Lake, Idaho, a long-term residence inn operation, an interest in a milk processing and distribution business and a retail sales operation. The Company recorded management fees and other income of approximately $35,000, $31,000 and $27,000 during the years ended October 31, 1997, 1996 and 1995, respectively, and $17,000 for the two months ended December 31, 1997 for performing management and administrative functions for INWC and HBC. In addition, the Company received commissions from INWC and HBC for real estate sales on behalf of INWC and HBC of $87,000, $7,000 and $51,000 for the years ended October 31, 1997, 1996 and 1995, respectively, and $1,000 for the two months ended December 31, 1997. In connection with the Spin-Off, the Company entered into an agreement with INWC, pursuant to which it will provide management, development, accounting and other administrative services to INWC in exchange for commissions, leasing fees, management fees, service fees and development fees, as applicable, based on certain percentages and costs incurred by the Company in connection with providing such services. The agreement is automatically renewed annually and is subject to termination at the option of either party upon 60 days' notice before such renewal date.

  The Company acquired a hotel property (Cavanaughs Templins Resort) from Templin's Resort and Conference Center, Inc. in February 1998. Robert Templin, the President of Templin's Resort and Conference Center, Inc., has agreed to become a Director of the Company upon consummation of the Offering. The purchase price paid by the Company for this Hotel was $9.5 million consisting of cash, assumed indebtedness and a note to the seller. Mr. Templin and members of his immediate family own 100% of equity interest in Templin's Resort and Conference Center, Inc. and are entitled to receive all of the net proceeds of the purchase price paid for this Hotel. The purchase price was determined through arm's-length negotiations between the Company and Mr. Templin.

  In connection with the acquisition of certain real property, the Company incurred a $600,000 obligation payable to the Barbieri Family Foundation, Inc. ("BFF"), a corporation controlled by the estate of Louis Barbieri, who was the father of Donald, Richard and Thomas Barbieri. BFF is entitled to receive a guaranteed interest payment of approximately $67,000 annually, which, pursuant to the terms of the obligation, increases by

3% annually. The Company has the right to repay its obligation in full at any time after January 1997, and BFF has the right to require redemption in full at any time after January 1999. Interest expense of $67,000, $66,000 and $64,000 was paid by the Company to BFF during the years ended October 31, 1997, 1996 and 1995, respectively, and $11,000 for the two months ended December 31, 1997. The Company will repay this obligation upon closing of the Offering.

  Effective January 1, 1998, the Company issued an aggregate of 150,817
OP Units to BFF, Donald Barbieri, Richard Barbieri and Thomas Barbieri and 12,228 shares of Common Stock to Kathryn Barbieri in exchange for such persons' partnership interests in the G&B: Lincoln Building partnership.

  The Company has a $933,333 note payable to INWC. The note will be paid in full upon closing of the Offering.

  The Company intends to enter into employment agreements with each of Donald Barbieri, Arthur Coffey, Richard Barbieri, David Bell and Thomas Barbieri which will provide for annual base salaries of $155,000, $130,000, $96,000, $96,000 and $96,000, respectively. Each executive officer will be eligible to receive annual bonuses as determined by the Compensation Committee and will be entitled to participate in all existing or future benefit plans of the Company, on the same basis as other senior executive officers of the Company.

  At October 31, 1997, the Company had loans totaling approximately $11.5 million with Washington Trust Bank, of which Peter Stanton, a Director nominee, is the Chief Executive Officer and President.

  With respect to future material transactions (or series of related transactions) between the Company and related parties, the Company has implemented a policy requiring any such transaction to be approved by a majority of the non-employee Directors, if any, upon such directors' determination that the terms of the transaction are no less favorable to the Company than those that could be obtained from unrelated third parties.

                           OWNERSHIP OF COMMON STOCK

  The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 10, 1998, and as adjusted to reflect the sale of 5,175,000 shares of Common Stock by the Company in the Offering and the issuance concurrent with the closing of the Offering of 11,000 restricted shares of Common Stock, by (i) all persons known by the Company to own beneficially more than 5% of the Common Stock, (ii) each director, (iii) each of the named executive officers and (iv) all directors and executive officers as a group. Unless otherwise indicated, the business address of each shareholder is 201 W. North River Drive, Suite 100, Spokane, Washington, 99201.

                                                                     PERCENTAGE OF COMMON STOCK
 NAME AND ADDRESS                              NUMBER OF SHARES    ------------------------------
OF BENEFICIAL OWNER                          BENEFICIALLY OWNED(1) BEFORE OFFERING AFTER OFFERING
-------------------                          --------------------- --------------- --------------
 Donald K. Barbieri(2)......................       3,597,403            50.8%           29.3%
 DKB and HHB Unity Trust....................         958,379            13.5             7.8
 Heather H. Barbieri(3).....................         958,379            13.5             7.8
 Barbieri Family Trust......................         587,070             8.3             4.8
 Thomas M. Barbieri.........................         543,871             7.7             4.4
 David M. Bell..............................         543,871             7.7             4.4
 Richard L. Barbieri(2).....................       1,488,537            21.0            12.1
 Arthur M. Coffey(4)........................           3,000             --                *
 Mark E. Barbieri...........................         423,275             6.0             3.5
 Peter F. Stanton(5)........................             --              --              --
 Ronald R. Taylor(5)........................             --              --              --
 Robert G. Templin(5).......................             --              --              --
 All directors and executive officers as a
  group (5 persons).........................       5,218,303            73.7%           42.5%

--------
 * Represents less than 1%.
(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of shares of Common Stock as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2) Includes 958,379 shares of Common Stock held by the DKB & HHB Unity Trust, an irrevocable trust, of which Mr. Barbieri is a co-trustee. Mr. Barbieri disclaims beneficial ownership of such shares.
(3) These shares are held by the DKB & HHB Unity Trust, an irrevocable trust, of which Ms. Barbieri is a co-trustee. Ms. Barbieri disclaims beneficial ownership of such shares.
(4) The Company has agreed to issue Mr. Coffey an aggregate of 15,000 restricted shares of Common Stock under the 1998 Plan over four years, 3,000 shares of which Mr. Coffey will receive upon closing of the Offering.
(5) Messrs. Stanton, Taylor and Templin have agreed to become directors of the Company upon closing of the Offering.

              PARTNERSHIP AGREEMENT OF THE OPERATING PARTNERSHIP

  The following summary of the material terms of the Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement") is qualified in its entirety by reference to the Partnership Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Additional Information."

  The Operating Partnership is organized as a Delaware limited partnership. The Company is the sole general partner of the Operating Partnership, and the Company, its wholly-owned subsidiary, North River Drive Company, and certain members of the Barbieri Family are currently the sole limited partners of the Operating Partnership. The Company intends to conduct substantially all of its business through the Operating Partnership. Generally, pursuant to the Partnership Agreement, the Company, as the sole general partner of the Operating Partnership, will have full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership, including the ability to cause the Operating Partnership to enter into certain major transactions including acquisitions, dispositions and refinancings and to cause changes in the Operating Partnership's line of business and certain distribution policies. The limited partners of the Operating Partnership have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership, except as required by applicable law.

INDEMNIFICATION

  The Partnership Agreement provides for indemnification of the Company and officers and directors of the Company and the Operating Partnership (each, an "Indemnitee") from and against all losses, damages and expenses arising from any claims that relate to the Operating Partnership in which such Indemnitee may be involved, unless (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the Indemnitee actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. This indemnification is in addition to any other rights to which an Indemnitee may be entitled.

TRANSFERABILITY OF INTERESTS

  Except for a transaction described in the following two paragraphs, the Partnership Agreement provides that the Company may not voluntarily withdraw from the Operating Partnership, or transfer its general partner interest in the Operating Partnership, without the consent of the holders of a majority of the partner interests held by the limited partners (including the limited partnership interests held by the Company, which will represent approximately 98.8% of the total partner interests upon consummation of the Offering). Pursuant to the Partnership Agreement, the limited partners have agreed not to transfer, assign, sell, encumber or otherwise dispose of, without the consent of the general partner, their interest in the Operating Partnership, other than (a) transfers to (i) the general partner, (ii) immediate family members or (iii) charitable foundations or (b) pledges to unaffiliated lending institutions.

  The Company may not engage in any merger, consolidation or other combination with or into another person, sale of all or substantially all of its assets or any reclassification, recapitalization or change of the Common Stock (other than a change in par value and subdivisions or combinations of the Common Stock) (each a "Transaction") unless the Transaction has been approved by holders of at least a majority of the OP Units (including OP Units held by the Company, which will represent approximately 98.8% of all OP Units outstanding upon consummation of the Offering) and in connection with which all limited partners will receive for each OP Unit an amount of cash, securities or other property equal to the product of the number of shares of Common Stock into which each OP Unit is then exchangeable and the greatest amount of cash, securities or other property paid to a holder of one share of Common Stock in consideration of one share of Common Stock pursuant to such Transaction.

  The Company may also merge with another entity if immediately after such merger substantially all of the assets of the surviving entity, other than OP Units held by the Company, are contributed to the Operating Partnership as a capital contribution in exchange for OP Units with a fair market value, as reasonably determined by the Company, equal to the value of the assets so contributed.

ISSUANCE OF ADDITIONAL OP UNITS

  As sole general partner of the Operating Partnership, the Company has the ability to cause the Operating Partnership to issue additional OP Units, including units of limited partnership interests having rights superior to those attaching to outstanding OP Units; provided, however, that no such additional OP Units shall be issued to the general partner unless either (a) the additional OP Units are issued in connection with the grant, award, or issuance of shares of Common Stock, which shares have rights (except for voting rights) such that the economic interests attributable to such shares are substantially similar to the rights of the additional OP Units issued to the general partner, and (2) the general partner makes a capital contribution to the Operating Partnership in an amount equal to the proceeds, if any, raised in connection with the issuance of such shares of Common Stock, or (b) the additional OP Units are issued pro rata to all partners.

ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK

  The Company may issue shares of Common Stock from time to time after the Offering; provided, however, that the Company may not issue any additional shares of Common Stock (other than shares issued pursuant to the redemption/exchange provisions of the Partnership Agreement described below), or rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase Common Stock (collectively "New Securities"), other than to all holders of Common Stock, unless (i) the Company causes the Operating Partnership to issue to the Company OP Units or rights, options, warrants or convertible or exchangeable securities of the Operating Partnership having designations, preferences and other rights, all such that the economic interests are substantially the same as those of the grant, award or issuance of such New Securities, and (ii) the Company contributes the net proceeds from the grant, award or issuance of such New Securities and from the exercise of rights contained in such New Securities to the Operating Partnership.

CAPITAL CONTRIBUTIONS

  The Partnership Agreement provides that if the Operating Partnership requires additional funds at any time or from time to time in excess of funds available to the Operating Partnership from borrowings or capital contributions, the Company may borrow such funds from a financial institution or other lender or through public or private debt offerings and lend such funds to the Operating Partnership on the same terms and conditions as are applicable to the Company's borrowing of such funds. As an alternative to borrowing funds required by the Operating Partnership, the Company may contribute the amount of such required funds as an additional capital contribution to the Operating Partnership. If the Company so contributes additional capital to the Operating Partnership, the Company's partnership interest in the Operating Partnership will be increased on a proportionate basis. Conversely, the partnership interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by the Company.

AWARDS UNDER 1998 STOCK INCENTIVE PLAN

  If options granted in connection with the 1998 Plan are exercised at any time or from time to time, or restricted shares of Common Stock are issued under the 1998 Plan, the Partnership Agreement requires the Company to contribute to the Operating Partnership as an additional contribution the consideration received by the Company in connection with the issuance of such options or shares of Common Stock or the proceeds received by the Company upon issuance of the shares relating to such options. Upon such contribution the Company will be issued a number of OP Units in the Operating Partnership equal to the number of shares of Common Stock so issued.

REDEMPTION/EXCHANGE RIGHTS

  Limited partners have the right (the "Redemption Right") to require the Operating Partnership to redeem part or all of their OP Units for cash, based upon the fair market value (as defined) of the number of shares of Common Stock for which each OP Unit is then exchangeable at the time of such redemption. The Company may elect to exchange such OP Units for shares of Common Stock (on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events). With each such redemption or exchange, the Company's percentage ownership interest in the Operating Partnership will increase. This redemption/exchange right may be exercised by limited partners from time to time, in whole or in part, subject to the limitation that such right may not be exercised prior to the expiration of one year following the date on which such limited partner acquired his OP Units.

TAX MATTERS

  Pursuant to the Partnership Agreement, the Company will be the tax matters partner of the Operating Partnership and will have authority to make tax elections under the Code on behalf of the Operating Partnership. The net income or net loss of the Operating Partnership will generally be allocated to the Company and the limited partners in accordance with their respective percentage interests in the Operating Partnership, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations promulgated thereunder.

OPERATIONS

  The Partnership Agreement provides that the net income of the Operating Partnership, as well as net sales and refinancing proceeds, will be distributed from time to time as determined by the Company pro rata in accordance with the partners' respective percentage interests. Pursuant to the Partnership Agreement, the Operating Partnership will assume and pay when due, or reimburse the Company for payment of, all expenses it incurs relating to the ownership and operation of, or for the benefit of, the Operating Partnership and all costs and expenses relating to the operations of the Company.

OUTSIDE ACTIVITIES OF THE GENERAL PARTNER; LIMITATIONS ON INDEBTEDNESS;
BORROWINGS

  The Company, as general partner, may not enter into or conduct any business other than in connection with the ownership, acquisition and disposition of OP Units, the management of the business of the Operating Partnership and such activities as are incidental or related thereto. The Company may not incur any debts other than (i) debt of the Operating Partnership for which it may be liable in its capacity as general partner of the Operating Partnership, and
(ii) indebtedness for borrowed money the proceeds of which are loaned to the Operating Partnership on the same terms and conditions as the borrowing by the general partner. Notwithstanding the above, the Company is permitted to conduct other businesses and incur other indebtedness (i) with respect to assets management believes cannot or should not be transferred to or operated by the Operating Partnership, in which case all benefits and burdens will inure to the Operating Partnership and (ii) utilizing pro rata distributions it receives from the Operating Partnership that are not otherwise distributed to its shareholders, in which case all benefits and burdens will inure only to the Company.

CONTRACTS WITH AFFILIATES

  The Operating Partnership may lend or contribute funds or other assets to its subsidiaries or other entities in which it has an equity investment, and such persons may borrow funds from the Operating Partnership, on terms and conditions established in the discretion of the general partner. The Operating Partnership may transfer assets to joint ventures, other partnerships, corporations or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions consistent with the Partnership Agreement and applicable law as the general partner, in its discretion, believes are advisable. Except as expressly permitted by the Partnership Agreement, neither the general partner nor any of its affiliates may sell, transfer or convey any property to, or purchase any property from, the Operating Partnership, except pursuant to transactions that are determined by the general partner in good faith to be fair and reasonable and no less favorable to the Operating Partnership than would be obtained from an unaffiliated third party.

TERM

  The term of the Operating Partnership commenced on October 21, 1997, the date the certificate of limited partnership was filed in the office of the Secretary of State of Delaware and will continue until October 31, 2097, unless the Operating Partnership is dissolved (sooner) pursuant to the provisions of the Partnership Agreement or as otherwise provided by law.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary information is qualified in its entirety by the provisions of the Articles and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

  Under the Articles, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). Following the consummation of the Offering, 12,270,253 shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding.

COMMON STOCK

  Except as otherwise provided by law, each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by holders of Common Stock, and a majority vote is required for all action to be taken by such shareholders. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board out of funds legally available therefor and subject to the dividend obligations of the Company to the holders of any Preferred Stock then outstanding. See "Dividend Policy." In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock will be entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any holders of outstanding Preferred Stock. The Common Stock has neither preemptive or cumulative voting rights nor redemption, sinking fund or conversion provisions.

PREFERRED STOCK

  The Board is authorized to issue, without shareholder approval, up to 5,000,000 shares of Preferred Stock in one or more series and to determine at the time of creating such series the designations, and the powers, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereon including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The Board may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Board has not authorized any series of Preferred Stock and there are no agreements for the issuance of any shares of Preferred Stock.

CERTAIN PROVISIONS OF ARTICLES AND BY-LAWS AFFECTING SHAREHOLDERS

  The By-Laws provide for shareholder action by written consent and the Articles reserve to the directors the exclusive right to change the number of directors or to fill vacancies on the Board. The Articles also provide for the Board to be divided into three classes of directors serving staggered three year terms. As a result, approximately one-third of the Board will be elected each year. The purpose and intended effect of the above described provisions in the Articles and By-Laws are to enhance the continuity and stability of the Company's management by making it more difficult for shareholders to remove or change the incumbent members of the Board. Such provisions, coupled with the ownership by existing shareholders of approximately 60% of the Common Stock following the Offering, could also render the Company more difficult to be acquired pursuant to an unfriendly acquisition by an outsider by making it more difficult for such person to obtain control of the Company and replace current management without the approval of the Board.

  The Company has included in the Articles and By-Laws provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the

Washington Business Corporations Act, as amended from time to time (the "Washington Act"), and (ii) indemnify its directors and officers to the fullest extent permitted by the Washington Act, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. The Company's employment agreements with certain executive officers and directors contain additional indemnification provisions.

WASHINGTON ANTI-TAKEOVER STATUTE

  Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a takeover or change in control of the Company. Chapter 23B.19 of the Washington Act prohibits the Company, with certain exceptions, from engaging in certain significant business transactions with an "acquiring person" (defined as a person who acquires 10% or more of the Company's voting securities without the prior approval of the Board) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive any disproportionate benefit as a shareholder. The Company may not exempt itself from coverage of this statute.

TRANSFER AGENT AND REGISTRAR

  The Company has appointed American Stock Transfer & Trust Company as the Company's transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering (assuming no exercise of the Underwriters' over-allotment option), the Company will have 12,270,253 shares of Common Stock outstanding on the date of the Offering. Of these shares, all of the shares of Common Stock sold in this Offering will be freely tradeable by persons other than "affiliates" of the Company without restriction or limitation under the Securities Act. The remaining 7,084,253 shares are "restricted securities" within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. The Company and its executive officers and directors have agreed that, subject to certain limited exceptions, for a period of one year from the date of this Prospectus they will not, without the prior written consent of CIBC Oppenheimer Corp., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable for, Common Stock. Donald Barbieri, who will own 21.5% of the outstanding Common Stock after the Offering, has agreed, subject to the same exceptions contained in the foregoing lock-up agreements, not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer, directly or indirectly, any shares of Common Stock or other capital stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, shares of Common Stock or other capital stock, for a period of three years commencing on the date of this Prospectus, without the prior written consent of CIBC Oppenheimer Corp.; provided, however, that one-third of Mr. Barbieri's shares of Common Stock will be released from this lock-up agreement on each anniversary of the date of this Prospectus without the consent of CIBC Oppenheimer Corp. See "Underwriting."

  In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of Restricted Shares from the Company or any "affiliate" of the Company, as that term is defined under the Securities Act, the acquiror or subsequent holder thereof is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of the Company or the average weekly trading volume of the Common Stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If two years have elapsed since the date of acquisition of Restricted Shares from the Company or from any "affiliate" of the Company, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144 without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

  Prior to the Offering, there has been no public market for the Common Stock and the effect, if any, that future sales of Restricted Shares, the availability of such Restricted Shares for sale, the issuance of shares of Common Stock upon the exercise of options or otherwise or the perception that such sales could occur will have on the market price prevailing from time to time cannot be predicted. Nevertheless, sales of substantial amounts of Restricted Shares in the public market could have an adverse effect on the market price for the Common Stock.

  A total of 1,500,000 shares of Common Stock have been reserved for issuance under the Plans. The Company intends to grant options to purchase an aggregate of up to 900,000 shares of Common Stock at an exercise price equal to the initial public offering price in connection with the closing of this Offering. The Company intends to file a Registration Statement on Form S-8 under the Securities Act registering the 1,500,000 shares of Common Stock reserved for issuance under the Plans promptly after completion of the Offering. As a result, shares of Common Stock issued upon exercise of stock options granted under the Plans will be freely tradeable by persons other than "affiliates" of the Company without restriction or limitation under the Securities Act.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement between the Company and the underwriters named below (the "Underwriters"), for whom CIBC Oppenheimer Corp. and NationsBanc Montgomery Securities LLC are acting as representatives (the "Representatives"), each of the Underwriters has severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth below opposite their respective names:

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      CIBC Oppenheimer Corp. .........................................
      NationsBanc Montgomery Securities LLC...........................
                                                                       ---------
          Total....................................................... 5,175,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters are subject to approval of certain legal matters by counsel and to various other conditions. The Underwriters are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of $   per share of Common Stock. The
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of $   per share of Common Stock on sales to certain other brokers or dealers. After the Offering, the public offering price, concession and re-allowance to dealers may be changed by the Underwriters.

  Prior to the Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price for the shares of Common Stock included in the Offering was determined through negotiations between the Company and the Representatives. The factors considered in determining the initial public offering price included the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering and the recent market prices of securities of publicly traded companies which are comparable to the Company.

  The Company, its executive officers and directors and certain shareholders of the Company have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer, directly or indirectly, any shares of Common Stock or other capital stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, shares or Common Stock or other capital stock for a period of one year commencing on the date of this Prospectus, without the prior written consent of CIBC Oppenheimer Corp., other than the sale of the shares of Common Stock in the Offering and the issuance or transfer of: (i) options to purchase shares of Common Stock (and shares of Common Stock issuable upon the exercise of such options) issued pursuant to the Plans; (ii) shares of Common Stock in connection with estate planning; (iii) 55,000 restricted shares of Common Stock to be awarded to certain employees of the Company; and (iv) securities of the Company or the Operating Partnership issued in connection with the acquisition by the Company of real property or interests in entities holding real property, provided that the recipient or transferee of such securities agrees in writing to be subject to the lock-up contained in this paragraph (without giving effect to clauses (i), (ii) and (iii)) for a period ending on the date that is one year after the date hereof. Donald Barbieri, who will own 21.5% of the Common Stock outstanding after the Offering, has agreed, subject to the same exceptions contained in the foregoing lock-up agreements, not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer, directly or indirectly, any shares of Common Stock or other capital stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, shares of Common Stock or other capital stock, for a period of three years commencing on the date of this Prospectus, without the prior written consent of CIBC Oppenheimer Corp.; provided, however, one-third of Mr. Barbieri's shares of Common Stock will be released from this lock-up agreement on each anniversary of the date of this Prospectus without the consent of CIBC Oppenheimer Corp.

  The Underwriters have been granted a 30-day over-allotment option to purchase from the Company up to an aggregate of 776,250 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown on the above table bears to the total number of shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase shares of Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize or otherwise affect the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option described herein. In addition, CIBC Oppenheimer Corp., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Representatives have informed the Company that the Underwriters do not intend to confirm, without customer authorization, sales to their customer accounts as to which they have discretionary trading power.

  The shares of Common Stock have been approved for listing on the NYSE, subject to official notice of issuance. In order to meet one of the requirements for listing the shares of Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders in the United States.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including, without limitation, liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                    EXPERTS

  The combined balance sheets as of October 31, 1996 and 1997 and December 31, 1997 and the combined statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended October 31, 1997, and for the two months ended December 31, 1997, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  Certain legal matters will be passed upon for the Company by Kaye, Scholer, Fierman, Hays & Handler, LLP, Los Angeles, California and for the Underwriters by Rogers & Wells LLP, New York, New York. The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Dennis McLaughlin & Associates P.S., Spokane, Washington.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission, 450 Fifth Street N.W., Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Common Stock offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and such exhibits, copies of which may be examined without charge at, or obtained upon payment of prescribed fees from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 or by way of the Securities and Exchange Commission's website address, http://www.sec.gov. In addition, the Common Stock will be listed on the NYSE and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  Statements contained in this Prospectus as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

  The Company will be required to file reports and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. The Company has changed its fiscal year end from October 31 to December 31, which change shall take effect with the fiscal year beginning on January 1, 1998. In addition to applicable legal or NYSE requirements, if any, holders of the Common Stock will receive annual reports containing audited financial statements with a report thereon by the Company's independent certified public accountants, and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year. Following consummation of the Offering, holders of the Common Stock will receive such reports on a calendar year basis.

                         INDEX TO FINANCIAL STATEMENTS


HISTORICAL COMBINED FINANCIAL STATEMENTS OF CAVANAUGHS HOSPITALITY CORPORATION,
BARBIERI INVESTMENT COMPANY AND LINCOLN BUILDING LIMITED PARTNERSHIP:
-------------------------------------------------------------------------------
  Report of Independent Accountants.......................................  F-2
  Combined Balance Sheets at October 31, 1996 and 1997 and December 31,
   1997...................................................................  F-3
  Combined Statements of Operations for the years ended October 31, 1995,
   1996 and 1997 and the two months ended December 31, 1996 and 1997......  F-4
  Combined Statements of Changes in Stockholders' and Partners' Equity for
   the years ended October 31, 1995, 1996 and 1997 and the two months ended December 31, 1997................................................  F-5
  Combined Statements of Cash Flows for the years ended October 31, 1995,
   1996 and 1997 and the two months ended December 31, 1996 and 1997......  F-6
  Notes to Combined Financial Statements..................................  F-7


PRO FORMA COMBINED FINANCIAL STATEMENTS:
--------------------------------------------------------------------------
  Condensed Pro Forma Combined Financial Information...................... F-22
  Condensed Pro Forma Combined Balance Sheet at October 31, 1997.......... F-23
  Condensed Pro Forma Combined Statement of Income for the year ended Oc-
   tober 31, 1997......................................................... F-24
  Notes to Condensed Pro Forma Combined Balance Sheet and Statement of In-
   come................................................................... F-25

                       REPORT OF INDEPENDENT ACCOUNTANTS

Boards of Directors, Stockholders and Partners
Cavanaughs Hospitality Corporation
Barbieri Investment Company
Lincoln Building Limited Partnership

  We have audited the accompanying combined balance sheets of Cavanaughs Hospitality Corporation, Barbieri Investment Company and Lincoln Building Limited Partnership, excluding certain of their subsidiaries or divisions as described in Note 1 to the combined financial statements (collectively referred to as "Cavanaughs Hospitality Corporation" or the "Company"), as of October 31, 1996 and 1997 and December 31, 1997, and the related combined statements of operations, changes in stockholders' and partners' equity and cash flows for each of the three years in the period ended October 31, 1997 and the two months ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of October 31, 1996 and 1997 and December 31, 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997 and the two months ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Spokane, Washington
February 16, 1998

                       CAVANAUGHS HOSPITALITY CORPORATION
                          BARBIERI INVESTMENT COMPANY
                      LINCOLN BUILDING LIMITED PARTNERSHIP
                            COMBINED BALANCE SHEETS
                October 31, 1996 and 1997 and December 31, 1997
                       (in thousands, except share data)

                                                   OCTOBER 31,
                                                ------------------  DECEMBER 31,
                                                  1996      1997        1997
                                                --------  --------  ------------
                    ASSETS
Current assets:
  Cash and cash equivalents...................  $  7,200  $  6,440    $  4,955
  Accounts receivable.........................     1,720     2,806       2,785
  Inventories.................................       374       376         427
  Prepaid expenses and deposits...............       395     1,128       1,100
                                                --------  --------    --------
    Total current assets......................     9,689    10,750       9,267
Property and equipment, net...................   108,234   109,954     112,234
Other assets, net.............................     2,164     3,400       3,616
                                                --------  --------    --------
    Total assets..............................  $120,087  $124,104    $125,117
                                                ========  ========    ========
             LIABILITIES AND STOCKHOLDERS' AND PARTNERS' EQUITY
Current liabilities:
  Payable to affiliate........................  $    --   $  1,333    $  1,133
  Note payable to bank........................       --        --        1,075
  Accounts payable............................     1,780     2,263       3,234
  Accrued payroll and related benefits........       830       843         983
  Accrued interest payable....................       711       741         689
  Other accrued expenses......................     2,764     3,618       2,882
  Long-term debt, due within one year.........    10,086     4,285       3,590
  Capital lease obligations, due within one
   year.......................................       423       499         502
                                                --------  --------    --------
    Total current liabilities.................    16,594    13,582      14,088
Long-term debt, due after one year............    86,450    93,771      94,419
Capital lease obligations, due after one
 year.........................................     2,349     2,255       2,139
Deferred income taxes.........................     4,469     5,417       5,415
Minority interest in partnerships.............       612       553         524
                                                --------  --------    --------
    Total liabilities.........................   110,474   115,578     116,585
                                                --------  --------    --------
Commitments and contingencies (Notes 4, 10, 11
 and 14)
Stockholders' and partners' equity:
  Cavanaughs Hospitality Corporation:
   Preferred stock--1,424, 1,424 and 5,000,000
    shares authorized, $450, $450 and $0.01
    par value; 1,100, 1,100 and -0- shares
    issued and outstanding, liquidation value
    $495,000 at October 31, 1996 and 1997.....       495       495         --
   Common stock--2,848, 2,848 and 50,000,000
    shares authorized, $10, $10 and $0.01 par
    value; 1,858, 1,766 and 7,072,025 shares
    issued and outstanding....................        19        18          71
   Discount on stock..........................      (318)     (318)        --
  Barbieri Investment Company:
   Common stock--1,000, 1,000 and -0- shares
    authorized, no par value; 929, 929 and -0-
    shares issued and outstanding                    686       686         --
  Partners' deficit...........................      (796)     (897)       (879)
  Additional paid-in capital..................     3,787     3,125       3,935
  Retained earnings...........................     5,740     5,417       5,405
                                                --------  --------    --------
    Total stockholders' and partners' equity..     9,613     8,526       8,532
                                                --------  --------    --------
    Total liabilities and stockholders' and
     partners' equity.........................  $120,087  $124,104    $125,117
                                                ========  ========    ========

     The accompanying notes are an integral part of the combined financial statements.

                       CAVANAUGHS HOSPITALITY CORPORATION
                          BARBIERI INVESTMENT COMPANY
                      LINCOLN BUILDING LIMITED PARTNERSHIP
                       COMBINED STATEMENTS OF OPERATIONS
              for the years ended October 31, 1995, 1996 and 1997
              and the two months ended December 31, 1996 and 1997
                     (in thousands, except per share data)

                                                             TWO MONTHS ENDED
                                 YEARS ENDED OCTOBER 31,       DECEMBER 31,
                                 -------------------------  ------------------
                                  1995     1996     1997       1996      1997
                                 -------  -------  -------  ----------- ------
                                                            (UNAUDITED)
Revenues:
 Hotels and restaurants:
  Rooms........................  $17,587  $20,972  $25,147    $2,998    $3,626
  Food and beverage............   12,397   12,141   13,926     2,271     2,756
  Other........................    1,260    2,092    2,589       414       447
                                 -------  -------  -------    ------    ------
    Total hotels and restau-
     rants.....................   31,244   35,205   41,662     5,683     6,829
 Entertainment, management and
  services.....................    3,092    3,168    3,842       483       840
 Rental operations.............    6,027    6,790    6,539     1,191     1,169
                                 -------  -------  -------    ------    ------
    Total revenues.............   40,363   45,163   52,043     7,357     8,838
                                 -------  -------  -------    ------    ------
Operating expenses:
 Direct:
  Hotels and restaurants:
   Rooms.......................    4,931    5,719    6,820       958     1,167
   Food and beverage...........   10,034   10,181   11,483     1,822     2,208
   Other.......................      716    1,008    1,066       149       170
                                 -------  -------  -------    ------    ------
    Total hotels and restau-
     rants.....................   15,681   16,908   19,369     2,929     3,545
  Entertainment, management and
   services....................    1,802    2,204    2,052       397       602
  Rental operations............    1,026    1,464    1,506       243       303
                                 -------  -------  -------    ------    ------
    Total direct expenses......   18,509   20,576   22,927     3,569     4,450
                                 -------  -------  -------    ------    ------
 Undistributed operating ex-
  penses:
  Selling, general and adminis-
   trative.....................    5,426    6,461    8,188     1,161     1,225
  Property operating costs.....    5,022    4,997    5,518       944     1,022
  Depreciation and amortiza-
   tion........................    3,428    4,215    4,775       759       798
                                 -------  -------  -------    ------    ------
    Total undistributed operat-
     ing expenses..............   13,876   15,673   18,481     2,864     3,045
                                 -------  -------  -------    ------    ------
    Total expenses.............   32,385   36,249   41,408     6,433     7,495
                                 -------  -------  -------    ------    ------
Operating income...............    7,978    8,914   10,635       924     1,343
Other income (expense):
 Interest expense, net of
  amounts capitalized..........   (6,866)  (7,319)  (8,817)   (1,317)   (1,422)
 Interest income...............      439      296      416        92        54
 Other income (expense)........      --       150      348        13        (4)
 Minority interest in partner-
  ships........................       32     (136)      59        14        29
                                 -------  -------  -------    ------    ------
Income (loss) before income
 taxes.........................    1,583    1,905    2,641      (274)      --
Income tax provision (bene-
 fit)..........................      542      730      932      (104)       (6)
                                 -------  -------  -------    ------    ------
Net income (loss)..............  $ 1,041  $ 1,175  $ 1,709    $ (170)   $    6
                                 =======  =======  =======    ======    ======
Pro forma net income per
 share--basic and diluted......                    $  0.24
                                                   =======
Number of shares used in the
 pro forma computation.........                      7,072
                                                   =======
Net income per share--basic and
 diluted.......................                                         $  --
                                                                        ======
Weighted-average shares out-
 standing......................                                          7,072
                                                                        ======

     The accompanying notes are an integral part of the combined financial statements.

                       CAVANAUGHS HOSPITALITY CORPORATION
                          BARBIERI INVESTMENT COMPANY
                      LINCOLN BUILDING LIMITED PARTNERSHIP

   COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' AND PARTNERS' EQUITY
              for the years ended October 31, 1995, 1996 and 1997
                   and the two months ended December 31, 1997
                (in thousands, except share and per share data)

                                                                      BARBIERI
                                                                     INVESTMENT
                            CAVANAUGHS HOSPITALITY CORPORATION         COMPANY
                          ----------------------------------------- -------------
                            PREFERRED
                              STOCK        COMMON STOCK             COMMON STOCK            ADDITIONAL
                          -------------- ----------------- DISCOUNT ------------- PARTNERS'  PAID-IN   RETAINED
                          SHARES  AMOUNT  SHARES    AMOUNT ON STOCK SHARES AMOUNT  DEFICIT   CAPITAL   EARNINGS
                          ------  ------ ---------  ------ -------- ------ ------ --------- ---------- --------
BALANCES, OCTOBER 31,
 1994...................   1,100   $495      1,877   $19    $(318)    929   $686    $(428)    $3,190    $1,411
 Net income (loss)......                                                             (166)               1,207
 Contributions from
  stockholders..........                                                                         600     2,496
 Dividends on Cavanaughs
  Hospitality
  Corporation common
  stock ($85.00 per
  share)................                                                                                  (158)
 Dividends on preferred
  stock ($31.50 per
  share)................                                                                                   (35)
 Dividends on Barbieri
  Investment Company
  common stock ($85.00
  per share)............                                                                                   (79)
 Redemption of stock....                       (19)                                             (129)
                          ------   ----  ---------   ---    -----    ----   ----    -----     ------    ------
BALANCES, OCTOBER 31,
 1995...................   1,100    495      1,858    19     (318)    929    686     (594)     3,661     4,842
 Net income (loss)......                                                             (243)               1,418
 Contributions from
  (distributions to)
  stockholders and part-
  ners..................                                                               41        126      (248)
 Dividends on Cavanaughs
  Hospitality Corpora-
  tion common stock
  ($85.00 per share)....                                                                                  (158)
 Dividends on preferred
  stock ($31.50 per
  share)................                                                                                   (35)
 Dividends on Barbieri
  Investment Company
  common stock ($85.00
  per share)............                                                                                   (79)
                          ------   ----  ---------   ---    -----    ----   ----    -----     ------    ------
BALANCES, OCTOBER 31,
 1996...................   1,100    495      1,858    19     (318)    929    686     (796)     3,787     5,740
 Net income (loss)......                                                             (101)               1,810
 Distributions to stock-
  holders and partners..                                                                                (1,815)
 Dividends on Cavanaughs
 Hospitality Corporation
  common stock ($102.00
  per share)............                                                                                  (188)
 Dividends on preferred
  stock ($31.50 per
  share)................                                                                                   (35)
 Dividends on Barbieri
  Investment Company
  common stock ($102.00
  per share)............                                                                                   (95)
 Redemption of stock....                       (92)   (1)                                       (662)
                          ------   ----  ---------   ---    -----    ----   ----    -----     ------    ------
BALANCES, OCTOBER 31,
 1997...................   1,100    495      1,766    18     (318)    929    686     (897)     3,125     5,417
 Net income (loss)......                                                               18                  (12)
 Effect of merger.......  (1,100)  (495) 7,070,259    53      318    (929)  (686)                810
                          ------   ----  ---------   ---    -----    ----   ----    -----     ------    ------
BALANCES, DECEMBER 31,
 1997...................       0   $  0  7,072,025   $71    $   0       0   $  0    $(879)    $3,935    $5,405
                          ======   ====  =========   ===    =====    ====   ====    =====     ======    ======

     The accompanying notes are an integral part of the combined financial statements.

                       CAVANAUGHS HOSPITALITY CORPORATION
                          BARBIERI INVESTMENT COMPANY
                      LINCOLN BUILDING LIMITED PARTNERSHIP
                       COMBINED STATEMENTS OF CASH FLOWS
              for the years ended October 31, 1995, 1996 and 1997
              and the two months ended December 31, 1996 and 1997
                                 (in thousands)

                                                              TWO MONTHS ENDED
                                 YEARS ENDED OCTOBER 31,        DECEMBER 31,
                                ---------------------------  ------------------
                                  1995      1996     1997       1996      1997
                                --------  --------  -------  ----------- ------
                                                             (UNAUDITED)
Operating activities:
 Net income (loss)............  $  1,041  $  1,175  $ 1,709    $ (170)   $    6
 Adjustments to reconcile net
  income (loss) to net cash
  provided by operating activ-
  ities:
 Depreciation and amortiza-
  tion........................     3,428     4,215    4,775       759       798
 Gain on disposition of prop-
  erty and equipment..........       --        --      (322)      --        --
 Deferred income tax provi-
  sion (benefit)..............      (151)       89      948       --         (2)
 Minority interest in part-
  nerships....................       (32)      136      (59)      (14)      (29)
 Change in:
  Accounts receivable.........         2      (356)  (1,086)     (675)       21
  Inventories.................        25       (50)      (2)       15       (51)
  Prepaid expenses and depos-
   its........................       305       (64)    (733)      195        28
  Accounts payable............      (153)   (1,576)     483       (24)      971
  Accrued payroll and related
   benefits...................        38       189       13      (248)      140
  Accrued interest payable....        99        21       30       (27)      (52)
  Other accrued expenses......    (1,016)    1,421      854       476      (736)
                                --------  --------  -------    ------    ------
   Net cash provided by oper-
    ating activities..........     3,586     5,200    6,610       287     1,094
                                --------  --------  -------    ------    ------
Investing activities:
 Additions to property and
  equipment...................   (24,124)  (13,457)  (6,192)   (1,589)   (2,400)
 Proceeds from disposition of
  property and equipment......       128       185    1,159       --        --
 Payment for purchase option
  agreement...................       --        --      (500)      --        --
 Other, net...................      (432)       88     (735)       66      (894)
                                --------  --------  -------    ------    ------
   Net cash used in investing
    activities................   (24,428)  (13,184)  (6,268)   (1,523)   (3,294)
                                --------  --------  -------    ------    ------
Financing activities:
 Capital contributions from
  stockholders and partners...     3,096       --       --        --        --
 Distributions to stockholders
  and partners................       --       (122)  (1,815)     (353)      --
 Dividends to stockholders....      (272)     (272)    (318)      --        --
 Proceeds from note payable to
  bank........................       --        --       --        --      1,075
 Proceeds from long-term
  debt........................    21,853    34,735   10,559     7,595     2,982
 Repayment of long-term debt..    (4,389)  (24,844)  (9,539)   (7,435)   (3,029)
 Purchase and retirement of
  common stock................      (129)      --      (663)      --        --
 Principal payments on capital
  lease obligations...........      (981)     (239)    (659)      (68)     (113)
 Advances from (payments to)
  affiliate...................       --        --     1,333       --       (200)
                                --------  --------  -------    ------    ------
   Net cash provided by (used
    in) financing activities..    19,178     9,258   (1,102)     (261)      715
                                --------  --------  -------    ------    ------
Change in cash and cash equiv-
 alents:
 Net increase (decrease) in
  cash and cash equivalents...    (1,664)    1,274     (760)   (1,497)   (1,485)
 Cash and cash equivalents at
  beginning of period.........     7,590     5,926    7,200     7,200     6,440
                                --------  --------  -------    ------    ------
 Cash and cash equivalents at
  end of period...............  $  5,926  $  7,200  $ 6,440    $5,703    $4,955
                                ========  ========  =======    ======    ======
Supplemental disclosure of
 cash flow information:
 Cash paid during period for:
 Interest (net of amount cap-
  italized)...................  $  6,176  $  7,298  $ 8,787    $1,344    $1,474
 Income taxes.................       300       130    1,646       --        --
 Noncash investing and financ-
  ing activities:.............
 Acquisition of capital
  leases......................  $  1,112  $  1,714  $   641    $  122    $  --
 Issuance of note payable for
  purchase option.............       --        --       500       --        --

     The accompanying notes are an integral part of the combined financial statements.

                      CAVANAUGHS HOSPITALITY CORPORATION
                          BARBIERI INVESTMENT COMPANY
                     LINCOLN BUILDING LIMITED PARTNERSHIP
                    NOTES TO COMBINED FINANCIAL STATEMENTS
     (Information for the two months ended December 31, 1996 is unaudited)

1. ORGANIZATION:

  At October 31, 1997 and December 31, 1997, the Company controlled and operated (through ownership or lease with purchase option agreements) eight hotel properties in Seattle, Spokane, Yakima and Kennewick, Washington and Kalispell, Montana under its Cavanaughs(TM) brand. Additionally, the Company provides computerized ticketing for entertainment events and arranges Broadway and other entertainment event productions. The Company also leases retail and office space in buildings owned by the Company and manages residential and commercial properties in Washington, Idaho and Montana. The Company's operations are classified into three divisions: (1) hotels and restaurants,
(2) entertainment, management and services, and (3) rental operations.

  The combined financial statements include the accounts (except as described below) of the following entities which are under common control through Barbieri family ownership.

  . Cavanaughs Hospitality Corporation (CHC-Washington), a Washington corporation (formerly known as Goodale and Barbieri Companies until October 1997)

  . Barbieri Investment Company (BIC)

  . Lincoln Building Limited Partnership (Lincoln Building)

  CHC-Washington and/or BIC have the following wholly owned subsidiary or partnership investments which are included in the combined financial statements.

  . Cowley Street Limited Partnership (Cowley)

  . Inn on Fifth Avenue Associates, L. P. (Inn on Fifth)

  . West 201 North River Drive Limited Partnership (North River Drive
    Partnership)

  . Kalispell Center Limited Partnership (KCLP)

  . North River Drive Company

  CHC-Washington is the sole general partner of all of the above partnerships. CHC-Washington and/or BIC hold all of the limited partnership units in all of the partnerships except for Cowley (which has a 50% limited partner). The Lincoln Building Limited Partnership is a partnership which was formed to operate a commercial office building. The partnership is comprised of the Barbieri Family Foundation (BFF) and four members of the Barbieri family. All partners are general partners of the partnership.

  Unless otherwise defined, "the Company" refers to all of the above companies and partnerships collectively. All significant intercompany accounts and transactions have been eliminated in the combined financial statements.

   In October 1997, Cavanaughs Hospitality Limited Partnership (CHLP), a Delaware partnership, was formed. CHLP was inactive at October 31, 1997.

     (Information for the two months ended December 31, 1996 is unaudited)


1.  ORGANIZATION, CONTINUED:

  In November 1997, the Company distributed certain of its operations (consisting of subsidiaries, partnership investments or divisions of the Company) to the existing stockholders as they were dissimilar to the predominant business of the Company. These operations consisted primarily of real estate development, a wholesale dairy processor and a long-term residence inn operation. These operations have historically been managed and financed autonomously, will be operated autonomously in the future and do not have material financial commitments, guarantees or contingent liabilities associated with the Company. Accordingly, these operations have been excluded from the combined financial statements for all periods presented. The effects of excluding the subsidiaries, investments or divisions are recorded as a contribution from or distribution to stockholders and partners.

  In November 1997, BIC was merged into CHC-Washington, and the Company contributed all of its assets to CHLP in exchange for the general partnership interest (which holds a 1% interest in CHLP) and limited partnership interests. Operating units (OP Units) of CHLP will be issued to certain of the partners for their interest in the Lincoln Building. OP Units may also be used for future acquisitions (see Note 14). OP Units will be convertible to common stock of CHC-Washington on a one-for-one basis.

  Effective December 31, 1997, the Company changed its fiscal year end from October 31 to December 31; therefore, the combined financial statements presented herein are audited as of and for the two months ended December 31, 1997 with comparative unaudited combined financial statements for the two months ended December 31, 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CASH AND CASH EQUIVALENTS

  Cash equivalents consist of short-term, highly liquid investments with remaining maturities at time of purchase of three months or less. The Company places its cash with high credit quality institutions. At times, cash balances may be in excess of federal insurance limits.

  The Company maintains several trust accounts for owners of real properties which it manages. These cash accounts are not owned by the Company and therefore, are not included in the combined financial statements. At December 31, 1997, these accounts totaled approximately $2.1 million.

INVENTORIES

  Inventories consist primarily of food and beverage products held for sale at the restaurants operated by the Company. Inventories are valued at the lower of cost, determined on a first-in, first-out basis, or net realizable value.

PROPERTY AND EQUIPMENT

  Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the lesser of the estimated useful lives of the related assets or the lease term as follows:

   Buildings........................................................ 25-40 years
   Equipment........................................................  5-20 years
   Furniture and fixtures...........................................    15 years
   Landscaping and land improvements................................    15 years

     (Information for the two months ended December 31, 1996 is unaudited)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

  Major additions and betterments are capitalized. Costs of maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. When items are disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized in operations. Management of the Company periodically reviews the net carrying value of all properties to determine whether there has been a permanent impairment of value and assesses the need for any write-downs in carrying value.

INTEREST CAPITALIZATION

  The Company capitalizes interest costs during the construction period for qualifying assets. During the years ended October 31, 1995, 1996 and 1997 and the two months ended December 31, 1996 and 1997, the Company capitalized approximately $459,000, $1,412,000, $6,000, $12,000 and $17,000 of interest costs, respectively.

OTHER ASSETS

  Other assets primarily include deferred loan fees, deferred stock offering costs, purchase option payments and prepaid rental income. Deferred loan fees are amortized using the interest method over the term of the related loan agreement. Costs incurred in connection with the Company's planned common stock offering (the Offering-- see Note 15) are deferred and will be offset against the proceeds of the offering, if successful. If the offering is unsuccessful, the costs will be charged to operations. At October 31, 1997 and December 31, 1997, the Company has deferred purchase option payments made pursuant to a purchase agreement for a hotel property which is currently being leased and operated by the Company (see Note 10). If the option is exercised, the option payments will offset a portion of the purchase price. If the option is not exercised, the option payments will be charged to operations.

INCOME TAXES

  Prior to their merger, CHC-Washington and BIC filed separate federal and state income tax returns. The Lincoln Building and the other partnerships which are owned by CHC-Washington and/or BIC are not tax paying entities. However, the income tax attributes of these partnerships flow through to the respective partners of the partnerships.

LEASE INCOME

  The Company records rental income from operating leases which contain fixed escalation clauses on the straight-line method. The difference between income earned and lease payments received from the tenants is included in other assets on the combined balance sheets. Rental income from retail lessees which is contingent upon the lessees' revenues is recorded as income in the period earned.

EARNINGS PER SHARE

  Due to the combination of the companies and partnerships, historical earnings per share information prior to the combination is not relevant or meaningful. Therefore, pro forma earnings per share for the year ended October 31, 1997 has been presented based upon the number of common shares of CHC-Washington which are outstanding after the merger of the companies and partnerships (see Note 15).

  In February 1997, Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," was issued. SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) and simplifies the existing standards. This standard replaces the presentation of primary EPS with a presentation of basic EPS. It also requires the dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The Company did not

     (Information for the two months ended December 31, 1996 is unaudited)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

have any dilutive securities outstanding for any of the periods presented. Therefore, there are no differences between basic and diluted earnings per share. The adoption of SFAS No. 128 did not have a material effect on the presentation of the Company's EPS for the two months ended December 31, 1997.

NEW ACCOUNTING PRONOUNCEMENTS

  In June 1997, SFAS No. 130, "Reporting Comprehensive Income", was issued. This Statement requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement does not require a specific format for the financial statement, but requires that an enterprise display net income as a component of comprehensive income in the financial statement. Comprehensive income is defined as the change in equity of a business enterprise arising from non-owner sources. The classifications of comprehensive income under current accounting standards include foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. This Statement is effective for fiscal years beginning after December 15, 1997. Management does not believe that the implementation of SFAS No. 130 will have a material impact on the presentation of its combined financial statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments for an Enterprise and Related Information". This Statement will change the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, and its major customers. The Statement is effective for fiscal years beginning after December 15, 1997. Management of the Company does not believe that the implementation of SFAS No. 131 will have a material impact on the combined financial statements.

ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT:

  Property and equipment at October 31, 1996 and 1997 and December 31, 1997 is summarized as follows (in thousands):

                                                 OCTOBER 31,
                                              -------------------  DECEMBER 31,
                                                1996       1997        1997
                                              ---------  --------  ------------
   Buildings and equipment..................  $ 105,039  $108,507    $110,812
   Furniture and fixtures...................     11,150    14,163      14,258
   Equipment acquired under capital leases..      4,421     4,543       4,543
   Landscaping and land improvements........        863       863         863
                                              ---------  --------    --------
                                                121,473   128,076     130,476
   Less accumulated depreciation and amorti-
    zation..................................    (30,049)  (34,325)    (34,445)
                                              ---------  --------    --------
                                                 91,424    93,751      96,031
   Land.....................................     16,810    16,203      16,203
                                              ---------  --------    --------
                                              $ 108,234  $109,954    $112,234
                                              =========  ========    ========

     (Information for the two months ended December 31, 1996 is unaudited)


4. LONG-TERM DEBT:

  Long-term debt consists of mortgage notes payable and notes and contracts payable, collateralized by real property, equipment and the assignment of certain rental income. Long-term debt as of October 31, 1997 and December 31, 1997 is as follows (amounts outstanding in thousands):

                                                       OCTOBER 31, DECEMBER 31,
                                                          1997         1997
                                                       ----------- ------------
   Note payable in monthly installments of $146,494
    including interest at a variable rate (9.0% at
    October 31, 1997 and December 31, 1997),
    collateralized by real property..................    $16,816     $16,776
   Note payable in monthly installments of $117,487
    including interest at a variable rate (9.0% at
    October 31, 1997 and December 31, 1997),
    collateralized by real property..................     13,884      13,857
   Note payable in monthly installments of $79,828
    including interest at 7.25%, collateralized by
    real property....................................      9,785       9,744
   Note payable in monthly installments of $85,156
    including interest at a variable rate (8.125% at
    October 31, 1997 and December 31, 1997),
    collateralized by real property..................      9,083       9,038
   Note payable in monthly installments of $64,637
    including interest at a variable rate (7.88% at
    October 31, 1997 and December 31, 1997),
    collateralized by assignment of certain rental
    income...........................................      7,773       7,746
   Industrial revenue bonds payable in monthly
    installments of $73,668 including interest at a
    variable rate (7.65% at October 31, 1997 and
    December 31, 1997), collateralized by real
    property.........................................      7,555       7,504
   Note payable in monthly installments of $63,378 at
    October 31, 1997 and $65,393 at December 31,
    1997, including interest at a variable rate
    (10.375% at October 31, 1997 and 9.5% at December
    31, 1997), collateralized by real property.......      7,128       7,110
   Note payable in monthly installments of $46,369
    including interest at 8.875%, collateralized by
    real property....................................      5,046       5,029
   Note payable in monthly installments of $56,875
    including interest at a variable rate (9.0% at
    October 31, 1997 and December 31, 1997),
    collateralized by real property..................      4,794       4,775
   Note payable in monthly installments of $23,804
    including interest at 8.5% at December 31, 1997,
    collateralized by real property, assignment of
    certain rental income and certain furniture and
    fixtures.........................................        --        2,660
   Urban Development Action Grant loan payable in
    monthly installments of $27,807 including
    interest at 9.0%, collateralized by real
    property (A).....................................      2,603         --
   Note payable in monthly installments of $25,777
    including interest at 9.25%, collateralized by
    real property....................................      2,412       2,397

     (Information for the two months ended December 31, 1996 is unaudited)


4. LONG-TERM DEBT, CONTINUED:

                                                       OCTOBER 31, DECEMBER 31,
                                                          1997         1997
                                                       ----------- ------------
   Note payable in monthly installments of $37,604
    including interest at an index rate plus 2.375%
    (8.66% at October 31, 1997 and December 31,
    1997), collateralized by real property...........    $ 2,292     $ 2,250
   Note payable in monthly installments of $17,608 at
    October 31, 1997 and $19,702 at December 31,
    1997, including interest at a variable rate (8.5%
    at October 31, 1997 and December 31, 1997),
    collateralized by real property..................      2,151       2,467
   Note payable in monthly installments of $18,418 at
    October 31, 1997 and $18,845 at December 31,
    1997, including interest at an index rate plus
    1.5%, subject to a minimum of 9.5% and a maximum
    of 12.0% (9.75% at October 31, 1997 and 10.0% at
    December 31, 1997), collateralized by real
    property.........................................      1,696       1,687
   Note payable in monthly installments of $22,702
    including interest at a variable rate (9.5% at
    October 31, 1997 and December 31, 1997),
    collateralized by real property..................      1,190       1,164
   Note payable in monthly installments of $41,674
    including interest at a variable rate plus 0.5%
    (9.0% at October 31, 1997 and December 31, 1997),
    collateralized by real property..................      1,091       1,072
   Note payable in monthly installments of $9,076 at
    October 31, 1997 and December 31, 1997, including
    interest at a variable rate (9.5% at October 31,
    1997 and December 31, 1997), collateralized by
    certain equipment and furniture and fixtures.....        760         754
   Amount payable at $67,000 interest only annually
    (B)..............................................        600         600
   Note payable of interest only at 8.0% until
    maturity in October 2002, collateralized by
    letter of credit.................................        500         500
   Note payable in monthly installments of $9,000
    including interest at an index rate (8.5% at
    October 31, 1997 and December 31, 1997),
    collateralized by real property..................        462         451
   Note payable in monthly installments of $5,003
    including interest at prime plus 1.0% (9.0% at
    October 31, 1997 and December 31, 1997),
    collateralized by real property..................        238         231
   Note payable of interest only at 6.4% until
    maturity in June 1998, collateralized by a
    certificate of deposit...........................        100         100
   Note payable in annual principal payments of
    $37,000 plus interest at a variable rate (9.0% at
    October 31, 1997 and December 31, 1997),
    collateralized by real property..................         74          74
   Other.............................................         23          23
                                                         -------     -------
                                                          98,056      98,009
   Less current portion..............................     (4,285)     (3,590)
                                                         -------     -------
   Total long-term debt..............................    $93,771     $94,419
                                                         =======     =======

     (Information for the two months ended December 31, 1996 is unaudited)


4. LONG-TERM DEBT, CONTINUED:

--------
(A) This loan agreement requires the City of Kalispell, Montana (the City) to receive 15% of cumulative annual net cash flow (as defined in the agreement) from the property until the loan is paid in full. The cumulative net cash flow of the property resulted in participation by the City of approximately $20,000, $45,000 and $22,000 for the years ended October 31, 1995, 1996 and 1997, respectively. The Company repaid this note in full in December 1997.

(B) The Company has a $600,000 obligation payable to BFF. BFF is entitled to a guaranteed annual payment of approximately $67,000, which is increased by 3% annually. The Company has the right to pay off its obligation at any time after January 1997, and BFF has the right to require redemption at any time after January 1999.

  Contractual maturities for long-term debt outstanding at December 31, 1997, are summarized by year as follows (in thousands):

   YEARS ENDING
   DECEMBER 31,
   ------------
    1998...............................................................  $ 3,590
    1999...............................................................    3,908
    2000...............................................................    3,252
    2001...............................................................    3,331
    2002...............................................................    4,089
    Thereafter.........................................................   79,839
                                                                         -------
                                                                         $98,009
                                                                         =======

5. CAPITAL LEASE OBLIGATIONS:

  The Company leases certain equipment under capital leases. The imputed interest rates on the leases range from 7.6% to 8.6%. Cost and accumulated amortization of this equipment as of October 31, 1996 are approximately $4,421,000 and $1,831,000, respectively. Cost and accumulated amortization of equipment under capital lease obligations as of October 31, 1997 are approximately $4,543,000 and $2,074,000, respectively. Cost and accumulated amortization of equipment under capital lease obligations as of December 31, 1997 are approximately $4,543,000 and $2,065,000, respectively.

  Future minimum lease payments at December 31, 1997 are as follows (in thousands):

   YEARS ENDING
   DECEMBER 31,
   ------------
    1998...............................................................  $  706
    1999...............................................................     696
    2000...............................................................     661
    2001...............................................................     513
    2002...............................................................     400
    Thereafter.........................................................     270
                                                                         ------
    Total minimum lease payments.......................................   3,246
    Less amount representing interest..................................    (605)
                                                                         ------
    Total obligations under capital lease..............................   2,641
    Less current maturities............................................    (502)
                                                                         ------
                                                                         $2,139
                                                                         ======

     (Information for the two months ended December 31, 1996 is unaudited)


6. LINES OF CREDIT:

  At October 31, 1997, the Company had a $1.0 million line-of-credit agreement with U.S. Bank of Washington. The outstanding balance on the unsecured credit line bears interest at the bank's prime rate plus 0.25% (8.75% at December 31, 1997). At October 31, 1997, there were no amounts outstanding on the line of credit. In November 1997, the borrowing limit under this agreement was increased to $3.0 million and expires in March 1998. At December 31, 1997, there was $1,075,000 outstanding on the line of credit. The agreement requires that the Company maintain a defined current ratio and minimum levels of cash flow.

  Additionally, the Company has a non-revolving line-of-credit agreement. Any outstanding amounts bear interest at the bank's index rate plus 2.75%. At October 31, 1997, $9,083,000 was outstanding under this agreement (see Note 4) and $670,000 was available to be drawn. At December 31, 1997, $9,038,000 was outstanding under this agreement, and $670,000 was available to be drawn.

  In December 1997, the Company obtained a commitment for a revolving secured credit facility with a bank for borrowings up to $80.0 million. The credit facility is contingent upon the successful completion of the Offering. The agreement requires that the Company maintain certain financial ratios and minimum levels of cash flows. Any outstanding borrowings will bear interest based on prime rate or LIBOR. The credit facility matures five years after closing.

7. STOCKHOLDERS' EQUITY:

  Prior to the merger described in Note 1, the preferred stock of CHC-Washington was the only voting stock of CHC-Washington. The preferred stockholders were entitled to 7% annual, noncumulative dividends if and when declared by the Board of Directors. In the event of liquidation or dissolution of CHC-Washington, the preferred stockholders had a liquidation preference equal to $450 plus any unpaid dividends per share. At October 31, 1997, all declared dividends had been paid to the preferred stockholders. In connection with the merger and changes in the capital structure of CHC-Washington (see
Note 15), the outstanding preferred stock of CHC-Washington was retired and cancelled.

  In January 1998, the Board of Directors adopted, subject to shareholder approval, two Company stock benefit plans. A total of 1,500,000 shares of common stock were reserved for issuance or grant under the plans of which up to 900,000 shares are planned to be granted to certain employees at the initial public offering price concurrent with the closing of the Offering.

8. INCOME TAXES:

  Major components of the Company's income tax provision (benefit) for the years ended October 31, 1995, 1996 and 1997 and the two months ended December 31, 1996 and 1997 are as follows (in thousands):

                                                                  TWO MONTHS
                                                 YEARS ENDED         ENDED
                                                 OCTOBER 31,     DECEMBER 31,
                                               ----------------  --------------
                                               1995   1996 1997   1996    1997
                                               -----  ---- ----  ------  ------
   Current.................................... $ 693  $641 $(16) $ (104) $   (4)
   Deferred...................................  (151)   89  948              (2)
                                               -----  ---- ----  ------  ------
                                               $ 542  $730 $932  $ (104) $   (6)
                                               =====  ==== ====  ======  ======

     (Information for the two months ended December 31, 1996 is unaudited)


8. INCOME TAXES, CONTINUED:

  The income tax provisions (benefits) shown in the statements of operations for the years ended October 31, 1995, 1996 and 1997 and the two months ended December 31, 1996 and 1997 differ from the amounts calculated using the federal statutory rate applied to income (loss) before income taxes as follows (amounts in thousands):

                                                                    TWO MONTHS ENDED
                               YEARS ENDED OCTOBER 31,                DECEMBER 31,
                         --------------------------------------  ------------------------
                            1995          1996         1997         1996          1997
                         ------------  -----------  -----------  ------------  ----------
                         AMOUNT   %    AMOUNT  %    AMOUNT  %    AMOUNT   %    AMOUNT  %
                         ------  ----  ------ ----  ------ ----  ------  ----  ------ ---
Provision (benefit) at
 federal statutory
 rate................... $ 538   34.0%  $648  34.0%  $898  34.0% $ (93)  34.0%  $ --   --
Effect of tax credits...   (64)  (4.0)    --    --    (20) (0.7)    --     --     --   --
Other...................    68    4.2     82   4.3     54   2.0    (11)   4.0     (6)  --
                         -----   ----   ----  ----   ----  ----  -----   ----   ----  ---
                         $ 542   34.2%  $730  38.3%  $932  35.3% $(104)  38.0%  $ (6)  --
                         =====   ====   ====  ====   ====  ====  =====   ====   ====  ===

  Components of the net deferred tax assets and liabilities as of October 31, 1996 and 1997 and December 31, 1997 are as follows (in thousands):

                                       OCTOBER 31,                  DECEMBER 31,
                          -------------------------------------- ------------------
                                 1996                1997               1997
                          ------------------- ------------------ ------------------
                          ASSETS  LIABILITIES ASSETS LIABILITIES ASSETS LIABILITIES
                          ------- ----------- ------ ----------- ------ -----------
Depreciation on property
 and equipment..........  $    --   $5,331     $ --    $5,295     $ --    $5,612
Rental income...........       --      192       --       248       --       285
Tax credits.............      577       --      367        --      367        --
Other...................      477       --       --       241      115        --
                          -------   ------     ----    ------     ----    ------
                          $ 1,054   $5,523     $367    $5,784     $482    $5,897
                          =======   ======     ====    ======     ====    ======

  At October 31, 1997 and December 31, 1997, the Company has approximately $352,000 of alternative minimum tax credits available to offset future regular taxes payable to the extent they exceed alternative minimum taxes.

     (Information for the two months ended December 31, 1996 is unaudited)


9. OPERATING LEASE INCOME:

  KCLP leases shopping mall space to various tenants over terms ranging from one to ten years. The leases generally provide for fixed minimum monthly rent as well as tenants' payments for their pro rata share of taxes and insurance, common area maintenance and expenses associated with the shopping mall. In addition, the Company leases commercial office space over terms ranging from one to eighteen years. At October 31, 1996, cost and accumulated depreciation of retail and commercial properties which are subject to operating leases was $31,008,000 and $7,191,000, respectively. The cost and accumulated depreciation of these properties at October 31, 1997 was approximately $31,875,000 and $8,281,000, respectively. The cost and accumulated depreciation of these properties at December 31, 1997 was approximately $32,924,000 and $8,323,000, respectively.

  Future minimum lease income under existing noncancellable leases at December 31, 1997 is as follows (in thousands):

   YEARS ENDING
   DECEMBER 31,
   ------------
    1998...............................................................  $ 6,903
    1999...............................................................    6,647
    2000...............................................................    6,116
    2001...............................................................    5,140
    2002...............................................................    4,275
    Thereafter.........................................................   15,601
                                                                         -------
                                                                         $44,682
                                                                         =======

  Rental income for the years ended October 31, 1995, 1996 and 1997 and the two months ended December 31, 1996 and 1997 was approximately $6,027,000, $6,790,000, $6,539,000, $1,191,000 and $1,169,000, respectively, which included contingent rents of approximately $309,000, $342,000, $217,000, $58,000 and $93,000, respectively.

10. OPERATING LEASE COMMITMENTS:

  The Company leases building space under an operating lease agreement which requires monthly payments of $4,500 through March 2009. Commencing in 1999, the monthly payments can be increased for inflation.

  In October 1997, the Company began operating a hotel in Yakima, Washington under an operating lease and purchase option agreement. The lease agreement is for a period of 15 years with two five-year renewal options. The Company pays all operating costs of the hotel plus monthly lease payments of $35,000 through September 2003. Commencing October 2003, the monthly lease requirement will be $52,083 and monthly payments shall increase by $5,208 each year thereafter. The Company agreed to a $1.0 million option payment which allows the purchase of this hotel at a fixed price. One-half of this option payment was paid in cash and the remaining $500,000 is payable in October 2002. The option is exercisable by the Company between March and September 2003 for a total purchase price of $6,250,000. If the Company exercises its purchase option, the option payments made by the Company will be applied against the total purchase price.

     (Information for the two months ended December 31, 1996 is unaudited)


10. OPERATING LEASE COMMITMENTS, CONTINUED:

  Assuming the Company exercises its purchase option for the hotel in March 2003, total payments due under these leases at December 31, 1997 are as follows (in thousands):

   YEARS ENDING
   DECEMBER 31,
   ------------
    1998................................................................  $  474
    1999................................................................     474
    2000................................................................     474
    2001................................................................     474
    2002................................................................     474
    Thereafter..........................................................     443
                                                                          ------
                                                                          $2,813
                                                                          ======

11. COMMITMENTS AND CONTINGENCIES:

  Until January 1998, the Company guaranteed certain debt of entities affiliated through common ownership, which are excluded from the combined financial statements (see Note 1). At October 31, 1997 and December 31, 1997, total debt outstanding which was guaranteed by the Company was approximately $5,748,000 and $5,092,000, respectively. In January 1998, the Company's guarantee of these affiliated companies' debt was eliminated.

  In 1994, the Company was sued by the contractor who constructed one of the Company's hotel properties asserting lack of payment of cost overruns. The Company filed a counter claim for the recovery of various damages. The Company obtained summary judgment for most of the claims. As of December 31, 1997, the amount of claims against the Company which have not been dismissed or are subject to appeal is $233,000, plus interest. The Company's counter claims which have not been dismissed are $419,000. Management believes that the ultimate resolution of this matter will not have a material effect on the Company's results of operations, financial condition or cash flows.

12. RELATED-PARTY TRANSACTIONS:

  In addition to related-party transactions described in Notes 4 and 11, the Company had the following transactions with related parties during the years ended October 31, 1995, 1996 and 1997 and the two months ended December 31, 1996 and 1997:

  . Interest expense of approximately $64,000, $66,000, $67,000, $11,000 and
    $11,000 was incurred related to the payable to BFF (see Note 4) for the years ended October 31, 1995, 1996 and 1997 and the two months ended December 31, 1996 and 1997, respectively.

  . The Company recorded management fee and other income of approximately
    $27,000, $31,000, $35,000, $8,000 and $17,000 during the years ended
    October 31, 1995, 1996 and 1997 and the two months ended December 31, 1996 and 1997, respectively, for performing management and administrative functions for entities which are owned by the stockholders of the Company, but are excluded from the combined financial statements.

  . The Company received commissions for real estate sales from entities which are owned by the stockholders of the Company, but are excluded from the combined financial statements of $51,000, $7,000, $87,000, $3,000 and $1,000 for the years ended October 31, 1995, 1996 and 1997 and the two months ended December 31, 1996 and 1997, respectively.

     (Information for the two months ended December 31, 1996 is unaudited)


12. RELATED-PARTY TRANSACTIONS, CONTINUED:

  . At October 31, 1997, the Company had a $1,333,000 payable to an affiliated entity due to common control. Effective November 1, 1997, the payable began bearing interest at the prime rate (8.5% at December 31, 1997). During the two months ended December 31, 1997, the Company incurred $16,000 of interest expense associated with this note. At December 31, 1997, there was $1,133,000 outstanding on this note. The note is due in July 1998.

13. EMPLOYEE BENEFIT PLAN:

  The Goodale and Barbieri Retirement Savings Plan, to which both the Company and employees contribute, was established in March 1989. The defined contribution plan was created for the benefit of substantially all employees of the Company. The Company makes contributions of up to 3% of an employee's compensation based on a vesting schedule and eligibility requirements set forth in the plan document. Company contributions to the plan for the years ended October 31, 1995, 1996 and 1997 and the two months ended December 31, 1996 and 1997 were approximately $78,000, $93,000, $97,000, $18,000 and
$20,000, respectively.

14. ACQUISITIONS:

  In October 1997, the Company entered into a lease (which was effective in January 1998) with purchase option for an operating hotel in Spokane, Washington. The Company is obligated to pay debt service and all costs of operating the hotel through the lease termination date of November 1, 1999. The Company intends to exercise its option to purchase this hotel prior to July 1998. The purchase price is $11,500,000. Approximately $2,000,000 of the purchase price shall be paid by the transfer of OP Units to the owner.

  In November 1997, CHLP entered into separate purchase agreements to acquire certain assets of operating hotels in Post Falls, Idaho and in Idaho Falls, Idaho for a total purchase price of $13,000,000. The Idaho Falls acquisition was closed in January 1998 and the Post Falls acquisition closed in February 1998.

  In December 1997, the Company entered into an agreement for the acquisition of an operating hotel in Kalispell, Montana. The acquisition is contingent upon the Company's successful completion of the Offering. The purchase price is $9,800,000.

  In January, 1998, the Company entered into an agreement to acquire an operating hotel in Portland, Oregon for a total purchase price of $5,650,000. The transaction is scheduled to close in March 1998.

15. CAPITALIZATION OF THE COMPANY AND PROPOSED INITIAL PUBLIC OFFERING:

  After the mergers described in Note 1 were completed, the Articles of Incorporation of CHC-Washington were amended to authorize 50.0 million common shares and 5.0 million preferred shares. The preferred stock rights, preferences and privileges will be determined by the Board of Directors. The existing stockholders of CHC-Washington and BIC received a total of 7,072,025 newly issued shares in exchange for all of their outstanding shares. CHC-Washington intends to enter into an underwriting agreement with CIBC Oppenheimer Corp. for the sale of 5,175,000 shares of the Company's common stock.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

     (Information for the two months ended December 31, 1996 is unaudited)


16. FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED:

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

  The carrying amounts for cash and cash equivalents, accounts receivable and current liabilities are a reasonable estimate of their fair values. The fair values of long-term debt and capital lease obligations are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt or capital lease obligations with similar remaining maturities.

  The estimated fair values of financial instruments are as follows (in thousands):

                                          OCTOBER 31,
                                -------------------------------   DECEMBER 31
                                     1996            1997            1997
                                --------------- --------------- ---------------
                                CARRYING  FAIR  CARRYING  FAIR  CARRYING  FAIR
                                AMOUNTS  VALUES AMOUNTS  VALUES AMOUNTS  VALUES
                                -------- ------ -------- ------ -------- ------
Financial assets:
  Cash and cash equivalents....  $7,200  $7,200  $6,440  $6,440  $4,955  $4,955
  Accounts receivable..........   1,720   1,720   2,806   2,806   2,785   2,785
Financial liabilities:
  Current liabilities, exclud-
   ing debt....................   6,085   6,085   8,798   8,798   8,921   8,921
  Note payable to bank.........      --      --      --      --   1,075   1,075
  Long-term debt...............  96,536  97,764  98,056  99,615  98,009  99,776
  Capital lease obligations....   2,772   2,772   2,754   2,754   2,641   2,641

17. BUSINESS SEGMENTS (IN THOUSANDS):

                                          OCTOBER 31,           DECEMBER 31,
                                    --------------------------  --------------
                                      1995     1996     1997     1996    1997
                                    --------  -------  -------  ------  ------
Revenues:
  Hotels and restaurants........... $ 31,244  $35,205  $41,662  $5,683  $6,829
  Entertainment, management and
   services........................    3,092    3,168    3,842     483     840
  Rental operations................    6,027    6,790    6,539   1,191   1,169
                                    --------  -------  -------  ------  ------
                                    $ 40,363  $45,163  $52,043  $7,357  $8,838
                                    ========  =======  =======  ======  ======
Operating income:
  Hotels and restaurants........... $ 15,563  $18,297  $22,293  $2,754  $3,284
  Entertainment, management and
   services........................    1,290      964    1,790      86     238
  Rental operations................    5,001    5,326    5,033     948     866
  Undistributed operating ex-
   penses..........................  (13,876) (15,673) (18,481) (2,864) (3,045)
                                    --------  -------  -------  ------  ------
                                     $ 7,978  $ 8,914  $10,635  $  924  $1,343
                                    ========  =======  =======  ======  ======

     (Information for the two months ended December 31, 1996 is unaudited)


17. BUSINESS SEGMENTS (IN THOUSANDS), CONTINUED:

                                          OCTOBER 31,           DECEMBER 31,
                                  --------------------------- -----------------
                                    1995      1996     1997     1996     1997
                                  --------- -------- -------- -------- --------
Capital expenditures:
  Hotels and restaurants......... $  20,439 $ 11,705 $  4,960 $  1,407 $  1,322
  Rental operations..............     3,536    1,631      980      150    1,060
  General corporate, including
   entertainment, management and
   services......................       149      121      252       32       18
                                  --------- -------- -------- -------- --------
                                   $ 24,124 $ 13,457 $  6,192 $  1,589 $  2,400
                                  ========= ======== ======== ======== ========
Depreciation and amortization:
  Hotels and restaurants......... $   2,274 $  2,840 $  3,457 $    573 $    581
  Rental operations..............     1,005    1,210    1,179      172      188
  General corporate, including
   entertainment, management and
   services......................       149      165      139       14       29
                                  --------- -------- -------- -------- --------
                                    $ 3,428 $  4,215 $  4,775 $    759 $    798
                                  ========= ======== ======== ======== ========
Identifiable assets:
  Hotels and restaurants......... $  77,310 $ 90,345 $ 91,431 $ 89,591 $ 92,415
  Rental operations..............    24,155   24,049   24,035   24,645   25,965
  General corporate, including
   entertainment, management and
   services......................     5,577    5,693    8,638    5,705    6,737
                                  --------- -------- -------- -------- --------
                                  $ 107,042 $120,087 $124,104 $119,941 $125,117
                                  ========= ======== ======== ======== ========

  Revenues and identifiable assets of each segment are those that are directly identified with those operations. Capital expenditures and identifiable assets for the entertainment, management and services segment are not separated from corporate. General corporate assets consist primarily of cash and cash equivalents, receivables and certain property and equipment. Operating income for each segment represents revenues less direct operating expenses of each segment. Undistributed operating expenses are not identified by segment.

18. EARNINGS PER SHARE:

  In accordance with SFAS No. 128, the following table presents a reconciliation of the numerators and denominators used in the basic and diluted EPS computations (in thousands except per share amounts).

                                            WEIGHTED-
                                             AVERAGE
                              NET INCOME     SHARES     PER SHARE
                              (NUMERATOR) (DENOMINATOR)  AMOUNT
                              ----------- ------------- ---------
   DECEMBER 31, 1997:
   Net income per share--ba-
    sic and diluted:
    Net income..............      $ 6
                                  ===
    Weighted average shares
     outstanding............                  7,072
                                              =====
    Per share...............                              $ --
                                                          ====

     (Information for the two months ended December 31, 1996 is unaudited)


18. EARNINGS PER SHARE, CONTINUED:

                                                         WEIGHTED-
                                                          AVERAGE
                                           NET INCOME     SHARES     PER SHARE
                                           (NUMERATOR) (DENOMINATOR)  AMOUNT
                                           ----------- ------------- ---------
   OCTOBER 31, 1997:
   Pro forma net income per share--basic
    and diluted:
    Net income............................   $1,709
                                             ======
    Weighted average shares outstanding...                 7,072
                                                           =====
    Per share.............................                             $0.24
                                                                       =====

              CONDENSED PRO FORMA COMBINED FINANCIAL INFORMATION

  The following condensed pro forma combined balance sheet and condensed pro forma combined statement of income, collectively, the "Pro Forma Financial Statements" were prepared by Cavanaughs Hospitality Corporation to illustrate the estimated effects of (i) the merger of the companies and partnerships which occurred in November 1997, (ii) acquiring minority interests through the issuance of common stock and OP Units, and (iii) business combinations to be accounted for as purchases under generally accepted accounting principles. The acquisitions include the property and equipment of the following hotel properties:

  . Templin's Resort (Templin's)

  . Outlaw Inn (Outlaw)

  . Inn on the Falls

  . The Ridpath Hotel (Ridpath)

  . Hallmark Inn (Hallmark)

  Additionally, in October 1997, Cavanaughs Hospitality Corporation entered into a lease with purchase option agreement for the Gateway Hotel (Gateway). Therefore, the historical results of operations of Gateway are included in the condensed pro forma combined financial information. Templin's, Outlaw, Inn on the Falls, Ridpath, Gateway and Hallmark are collectively referred to as the "Acquired Hotels." Accordingly, the financial information of Cavanaughs Hospitality Corporation, Barbieri Investment Company and Lincoln Building Limited Partnership (collectively, "CHC" or "the Company") and the Acquired Hotels has been combined as if the acquisitions occurred on November 1, 1996 for purposes of the condensed pro forma combined statement of income, and as of October 31, 1997, for purposes of the condensed pro forma combined balance sheet. There are no differences between CHC's and the Acquired Hotel's accounting policies, which are expected to have a material impact on the pro forma combined financial statements. The Pro Forma Financial Statements do not purport to represent what the combined financial position or results of operations would have been if the acquisitions had occurred at the beginning of the period or to project the combined financial position or results of operations for any future date or period.

  The Pro Forma Financial Statements should be read in conjunction with the historical combined financial statements, including the notes thereto, of CHC, which are included in this document.

  The Pro Forma Financial Statements are presented utilizing the purchase method of accounting whereby the excess of the total purchase price over the fair value of the assets acquired of the Acquired Hotels is recorded as property and equipment. The combined pro forma results of operations presented herein are not necessarily indicative of the future results of operations.

                  CONDENSED PRO FORMA COMBINED BALANCE SHEETS
                              at October 31, 1997
                     (in thousands, except for share data)

                                        ACQUIRED                   PRO
                               CHC       HOTELS    PRO FORMA      FORMA
                            HISTORICAL HISTORICAL ADJUSTMENTS    COMBINED
                            ---------- ---------- -----------    --------
          ASSETS
Current assets:
  Cash and cash equiva-
   lents..................   $  6,440   $   --     $ (6,440)(a)  $    --
  Accounts receivable.....      2,806       --          --          2,806
  Inventories.............        376       --          --            376
  Prepaid expenses and de-
   posits.................      1,128       --          --          1,128
                             --------   -------    --------      --------
    Total current assets..     10,750       --       (6,440)        4,310
Property and equipment,
 net......................    109,954    20,478      19,772 (b)   150,204
Other assets, net.........      3,400       --          --          3,400
                             --------   -------    --------      --------
    Total assets..........   $124,104   $20,478    $ 13,332      $157,914
                             ========   =======    ========      ========
LIABILITIES AND STOCKHOLDERS' AND PARTNERS' EQ-
                      UITY
Current liabilities:
  Payable to affiliates...   $  1,333   $   --     $    --       $  1,333
  Accounts payable........      2,263       --          --          2,263
  Accrued payroll and re-
   lated benefits.........        843       --          --            843
  Accrued interest pay-
   able...................        741       --          --            741
  Other accrued expenses..      3,618       --          --          3,618
  Long-term debt, due
   within one year........      4,285       --          --          4,285
  Capital lease obliga-
   tions, due within one
   year...................        499       --          --            499
                             --------   -------    --------      --------
    Total current liabili-
     ties.................     13,582       --          --         13,582
Long-term debt, due after
 one year.................     93,771       --       31,810 (c)   125,581
Capital lease obligations,
 due after one year.......      2,255       --          --          2,255
Deferred income taxes.....      5,417       --          --          5,417
Minority interest.........        553       --        2,000 (d)     2,553
                             --------   -------    --------      --------
    Total liabilities.....    115,578       --       33,810       149,388
                             --------   -------    --------      --------
Stockholders' and part-
 ners' equity:
  Preferred stock, $.01
   par value, 5,000,000
   shares authorized;
   no shares issued and
   outstanding............        --        --          --            --
  Common stock, $.01 par
   value, 50,000,000
   shares authorized;
   7,072,025 and 7,084,253
   shares issued and
   outstanding............         71       --          --             71
  Partners' deficit.......       (897)      --          897 (e)       --
  Additional paid-in capi-
   tal....................      3,935       --         (897)(e)     3,038
  Retained earnings.......      5,417    20,478     (20,478)        5,417
                             --------   -------    --------      --------
    Total stockholders'
     and partners' equi-
     ty...................      8,526    20,478     (20,478)        8,526
                             --------   -------    --------      --------
    Total liabilities and
     stockholders' and
     partners' equity.....   $124,104   $20,478    $ 13,332      $157,914
                             ========   =======    ========      ========

    See notes to condensed pro forma combined balance sheet and statement of income.

                CONDENSED PRO FORMA COMBINED STATEMENT OF INCOME
                      for the year ended October 31, 1997
                     (in thousands, except per share data)

                                              ACQUIRED                  PRO
                                     CHC       HOTELS    PRO FORMA     FORMA
                                  HISTORICAL HISTORICAL ADJUSTMENTS   COMBINED
                                  ---------- ---------- -----------   --------
Revenues:
 Hotels and restaurants:
  Rooms.........................   $25,147    $14,662     $   --      $ 39,809
  Food and beverage.............    13,926      9,621         --        23,547
  Other.........................     2,589      1,056         --         3,645
                                   -------    -------     -------     --------
    Total hotels and restau-
     rants......................    41,662     25,339         --        67,001
 Entertainment, management and
  services......................     3,842        --          --         3,842
 Rental operations..............     6,539        --          --         6,539
                                   -------    -------     -------     --------
    Total revenues..............    52,043     25,339         --        77,382
                                   -------    -------     -------     --------
Operating expenses:
 Direct:
  Hotels and restaurants:
   Rooms........................     6,820      4,600         --        11,420
   Food and beverage............    11,483      7,829         --        19,312
   Other........................     1,066        343         --         1,409
                                   -------    -------     -------     --------
    Total hotels and restau-
     rants......................    19,369     12,772         --        32,141
  Entertainment, management and
   services.....................     2,052        --          --         2,052
  Rental operations.............     1,506        --          --         1,506
                                   -------    -------     -------     --------
    Total direct expenses.......    22,927     12,772         --        35,699
                                   -------    -------     -------     --------
Undistributed operating ex-
 penses:
 Selling, general and adminis-
  trative.......................     8,188      4,653        (743)(f)
 Selling, general and
  administrative................      --          --          146 (g)   12,244
 Property operating costs.......     5,518      3,353         312 (h)    9,183
 Depreciation and amortization..     4,775      2,501      (1,003)(i)
 Depreciation and amortization..      --          --         (495)(j)    5,778
                                   -------    -------     -------     --------
    Total undistributed operat-
     ing expenses...............    18,481     10,507      (1,783)      27,205
                                   -------    -------     -------     --------
    Total expenses..............    41,408     23,279      (1,783)      62,904
                                   -------    -------     -------     --------
Operating income................    10,635      2,060       1,783       14,478
Other income (expense):
 Interest expense, net of
  amounts capitalized...........    (8,817)    (2,555)      2,555 (k)
 Interest expense, net of
 amounts capitalized............       --         --       (2,359)(l)  (11,176)
 Interest income................       416        --          --           416
 Other income...................       348        --          --           348
 Minority interest in partner-
  ships.........................        59        --         (110)(m)      (51)
                                   -------    -------     -------     --------
Income (loss) before income tax-
 es.............................     2,641       (495)      1,869        4,015
Income tax provision............       932         61         406 (n)    1,399
                                   -------    -------     -------     --------
Net income (loss)...............   $ 1,709    $  (556)    $ 1,463     $  2,616
                                   =======    =======     =======     ========
Pro forma net income per share..   $  0.24                            $   0.37
                                   =======                            ========
Number of shares used in the pro
 forma computation..............     7,072                               7,095
                                   =======                            ========

    See notes to condensed pro forma combined balance sheet and statement of income.

  NOTES TO CONDENSED PRO FORMA COMBINED BALANCE SHEET AND STATEMENT OF INCOME

1. BUSINESSES ACQUIRED:

  Subsequent to October 31, 1997, the Company has entered into agreements to purchase the real and personal property and equipment of the following hotel properties:

  . Templin's Resort

  . Outlaw Inn

  . Inn on the Falls

  . The Ridpath Hotel

  . Hallmark Inn

  The agreement with the Ridpath Hotel is a lease with purchase option which can be exercised at anytime. The Company intends to exercise the purchase option prior to July 1998 and therefore has included the financial information of the Ridpath in these pro forma financial statements assuming the purchase option is exercised. Additionally, the Company has entered into a lease with purchase option agreement with the owner of the Gateway Hotel. The purchase option cannot be exercised by the Company until 2003 and therefore, the acquisition of the property and equipment of the Gateway Hotel has not been assumed in the pro forma balance sheet. However, the pro forma statement of income reflects the lease expense associated with the Gateway Hotel along with its historical operations. The acquisitions will be accounted for utilizing the purchase method of accounting. The purchase price for all of the acquired hotels will be paid in cash except for the Ridpath. The purchase price for the Ridpath assumes that the purchase option is exercised prior to July 1998 and that $2.0 million of the purchase price is satisfied by the issuance of OP Units (see Note 14 to the historical financial statements of the Company).

  The total purchase price and the amount in excess of the historical book value of the property and equipment are as follows (in thousands):

                                                                TOTAL    EXCESS
                                                               PURCHASE PURCHASE
                                                                PRICE    PRICE
                                                               -------- --------
   Templin's Resort........................................... $ 9,500  $ 5,376
   Outlaw Inn.................................................   9,800    5,477
   Inn on the Falls...........................................   3,800      259
   The Ridpath Hotel..........................................  11,500    4,587
   Hallmark Inn...............................................   5,650    4,073
                                                               -------  -------
                                                               $40,250  $19,772
                                                               =======  =======

  The purchase price has been allocated to the acquired land, building, furniture and fixtures as follows based upon the estimated fair value of the components (in thousands):

                                                                    DEPRECIABLE
                                                            AMOUNT     LIFE
                                                            ------- -----------
   Land.................................................... $11,795
   Building................................................  25,824  35 years
   Furniture and fixtures..................................   2,631  10 years
                                                            -------
                                                            $40,250
                                                            =======

 NOTES TO CONDENSED PRO FORMA COMBINED BALANCE SHEET AND STATEMENT OF INCOME,
                                   CONTINUED


1. BUSINESSES ACQUIRED, CONTINUED:

  The historical depreciation expense for the Acquired Hotels was calculated using depreciable lives for certain assets that are commonly used for income tax purposes. The pro forma adjustments include $495,000 to reduce the historical depreciation expense to an estimated amount which would have been reported if the useful lives of the assets were in accordance with industry practice and generally accepted accounting principals (GAAP). Since the acquisitions will be accounted for under the purchase method of accounting, the excess purchase price over the historical net book value of the property and equipment will be attributed to the property and equipment and depreciated over the estimated remaining useful lives of the acquired assets.

2. PRO FORMA ADJUSTMENTS:

  The following pro forma adjustments were made to the condensed pro forma combined balance sheet and statement of income to reflect the acquisitions of the Acquired Hotels and the issuance of common stock and OP Units for the acquisition of minority interests in the Lincoln Building.

  (a) Represents the cash to be used for the purchase of the Acquired Hotels.

  (b) Represents the purchase price in excess of the historical value of the property and equipment of the Acquired Hotels.

  (c) Represents the amount of the purchase price of the Acquired Hotels which will be financed by the Company's revolving line-of-credit agreement.

  (d) Assumes the purchase price of the Ridpath will be $9.5 million cash plus OP Units equivalent to $2.0 million.

  (e) The historical financial statements of the Lincoln Building Limited Partnership (Lincoln Building) are included in the combined CHC historical financial statements as they are all entities under common control (see Note 1 to the historical combined financial statements). In January 1998, the Company issued 12,228 shares of common stock and 150,817 OP Units to the Lincoln Building partners in exchange for their partnership interests in the Lincoln Building. The acquisition of the Lincoln Building has been accounted for as if it were a pooling of interests due to common control of the entities. The partners' deficit has been reclassified to additional paid-in capital as a pro forma adjustment.

  (f) The Gateway and Inn on the Falls were previously Holiday Inn franchises. The franchises have been terminated by the Company. Therefore, the franchise fees which were based on gross room revenues have been eliminated as a pro forma adjustment.

  (g) Represents the maximum potential increase in management compensation expense as a result of the planned new employment agreements as described herein as compared to historical compensation levels. The employment agreements will provide for bonuses up to a maximum of 100% of the executive's base salary.

  (h) The historical financial statements of the Ridpath included an equipment lease expense of $108,000 per year. However, this equipment is a capital lease and the expense should not have been recorded as an operating lease. Therefore, the pro forma adjustment eliminates this lease payment. Additionally, the Company has leased the Gateway for $420,000 annually. This facility lease expense is not recorded in the historical financial statements of Gateway and therefore, has been included as a pro forma adjustment.

 NOTES TO CONDENSED PRO FORMA COMBINED BALANCE SHEET AND STATEMENT OF INCOME,
                                   CONTINUED


2. PRO FORMA ADJUSTMENTS, CONTINUED:

  (i) Represents the reduction in depreciation and amortization expense from the adjusted historical amounts for the Acquired Hotels based on the depreciation of the purchase prices over the estimated remaining lives of the acquired assets (see Note 1).

  (j) Represents a reduction in historical depreciation expense for the Acquired Hotels to record depreciation in accordance with GAAP (see Note 1).

  (k) Represents the elimination of interest expense incurred by the Acquired Hotels as the Company acquired the property and equipment only of the Acquired Hotels and did not assume the historical liabilities. Therefore, interest expense historically incurred by the Acquired Hotels will not be incurred by the Company.

  (l) Represents the interest expense which would be incurred by the Company based on the purchase price of the Acquired Hotels, which will be financed under the Company's revolving line-of-credit agreement. The interest rate used in the pro forma adjustment was 7.4% based upon the currently expected borrowing rate under the Company's line-of-credit agreement commitment.

  (m) Represents the minority interest share of the pro forma net income associated with OP units for the year ended October 31, 1997.

  (n) Represents estimated income taxes related to the Acquired Hotels historical income before income taxes and the tax effects of pro forma adjustments.

3. INTEREST EXPENSE:

  Assuming the acquisitions were made as of November 1, 1996, the Company would have incurred debt to finance part of the purchase price of the Acquired Hotels. Pro forma interest expense associated with the Company's acquisitions has been calculated assuming borrowings were made in amounts as presented in the pro forma condensed combined balance sheet and at interest rates that would be charged under the Company's revolving line-of-credit agreement. The Company's revolving line-of-credit agreement bears interest at a variable rate. The expected rate of 7.4% has been used to calculate the pro forma interest expense. If the rate increased or decreased by 0.25%, the Company's pro forma interest expense, net income and earnings per share for the year ended October 31, 1997 would increase or decrease by approximately $80,000, $53,000 and $0.01, respectively.

4. INSURANCE COSTS:

  The Company has obtained insurance premium quotations for the Acquired Hotels which indicate that insurance expense will be approximately $180,000 less than the historical insurance expense which was incurred by the Acquired Hotels. This reduction in expense has not been reflected in the pro forma financial statements.

5. PRO FORMA NET INCOME PER SHARE:

  The pro forma net income per share has been calculated by dividing pro forma net income by 7,084,253 common shares outstanding plus 11,000 shares to be issued to certain Company officers in connection with the Offering.

 NOTES TO CONDENSED PRO FORMA COMBINED BALANCE SHEET AND STATEMENT OF INCOME,
                                   CONTINUED


5. PRO FORMA NET INCOME PER SHARE, CONTINUED:

  The Company intends to use the $61.7 million net proceeds of the Offering to repay outstanding indebtedness. The use of the proceeds to repay debt will reduce interest expense by $5.1 million ($3.4 million after tax). Pro forma net income per share after reflecting this reduction of interest expense is $0.49 per share based on 12,270,253 shares outstanding after the Offering. Also, in connection with the repayment of debt, the Company expects to incur prepayment penalties of $139,000 and write-off $680,000 of deferred loan fees related to the long-term debt. These non-recurring charges of $541,000, net of income taxes, are expected to be charged to operations upon repayment. Such costs have not been included in the pro forma statement of income for the year ended October 31, 1997.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAW-FUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  11
The Company..............................................................  17
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Combined Financial and Other Data...............................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business and Properties..................................................  30
Management...............................................................  42
Certain Relationships and Related Transactions...........................  49
Ownership of Common Stock................................................  51
Partnership Agreement of the Operating Partnership.......................  52
Description of Capital Stock.............................................  55
Shares Eligible for Future Sale..........................................  56
Underwriting.............................................................  58
Experts..................................................................  60
Legal Matters............................................................  60
Additional Information...................................................  60
Index to Financial Statements............................................ F-1

  UNTIL , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDI-TION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UN-DERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               5,175,000 SHARES


                 [LOGO OF CAVANAUGHS HOSPITALITY CORPORATION]
                                 COMMON STOCK

                               ----------------
                                  PROSPECTUS
                               ----------------

                               CIBC OPPENHEIMER

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the expenses, other than underwriting discounts and commissions, paid or payable in connection with the issuance and distribution of the Common Stock being registered hereby (all amounts are estimated except the Securities and Exchange Commission Registration Fee, the NASD Filing Fee and the NYSE Listing Fee):

      SEC Registration Fee............................................ $ 24,600
      NASD Filing Fee.................................................    8,800
      NYSE Listing Fee................................................   84,600
      Printing and Engraving Expenses.................................   50,000
      Legal Fees and Expenses.........................................  350,000
      Accounting Fees and Expenses....................................  380,000
      Transfer Agent and Registrar Fees...............................    2,000
                                                                       --------
        Total......................................................... $900,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Amended and Restated By-Laws ("By-Laws") and Amended and Restated Articles of Incorporation (the "Articles") provide that the Company shall, to the full extent permitted by the Washington Business Corporation Act (the "WBCA"), as amended from time to time, indemnify all directors and officers of the Company. In addition, the Company's Articles contain a provision eliminating the personal liability of directors to the Company or its stockholders for monetary damage arising out of a breach of fiduciary duty. Chapter 23B.08.510 and .570 of the WBCA authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for reasonable expenses incurred) arising under the 1933 Act.

  Pursuant to Chapter 23B.08.580 of the WBCA, the Board of Directors (the "Board") may authorize, by a vote of a majority of a quorum of the Board, the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under Chapter 23B.08.510 or 23B.08.520 of the WBCA. The Board intends to authorize the Company to purchase and maintain appropriate policies of insurance on behalf of the Company's directors and officers against liabilities asserted against any such person arising out of his or her status as such. The Board may authorize the Company to enter into a contract with any person who is or was a director, officer, partner, trustee, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another partnership, joint venture, trust, employee benefit plan or other enterprise providing for indemnification rights equivalent to or, if the Board so determines, greater than those provided for in the By-Laws. The Board intends to authorize the Company to enter into contracts providing for indemnification with any person who is or was a director or officer of the Company.

  Section 6 of the Underwriting Agreement (filed as an Exhibit hereto) provides that the Underwriters will indemnify and hold harmless the Company and each director, officer or controlling person of the Company from and against any liability caused by any statement or omission in the Registration Statement or Prospectus based on certain information furnished to the Company by the Underwriters for use in the preparation thereof.

  Each of the employment agreements described in "Management--Employment Agreements" contains provisions entitling the executive to indemnification for losses incurred in the course of service to the Company or its subsidiaries, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Effective November 3, 1997, Barbieri Investment Company ("BIC"), a company that was owned by the same group of shareholders which owned the Company prior to such date, merged into the Company. In connection with this merger, the Company issued an aggregate of 7,072,025 shares of Common Stock to the shareholders of the Company and BIC. This issuance of Common Stock is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(2) promulgated thereunder.

  Effective January 1, 1998, the Company issued an aggregate of 150,817 OP Units to the Barbieri Family Foundation, Inc. ("BBF"), Donald Barbieri, Richard Barbieri and Thomas Barbieri and 12,228 shares of Common Stock to Kathryn Barbieri in exchange for such persons' partnership interests in the G&B: Lincoln Building partnership. This issuance is exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

  On January 15, 1998, the Board adopted the 1998 Plan which provides for, subject to the closing of the Offering, the issuance of an aggregate of 55,000 shares of Common Stock to Arthur Coffey (15,000 shares), John Taffin (10,000 shares), Lori Farnell (10,000 shares), David Peterson (10,000 shares) and Shannon Kapek (10,000 shares) over five years. Of these 55,000 shares, 11,000 will be issued upon closing of the Offering and an additional 11,000 shares will be issued on each anniversary thereof until such anniversary date in 2002 provided such person is an employee of the Company at that time.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

  a. Exhibits

   EXHIBIT NO.                           DESCRIPTION
   -----------                           -----------
     1.1       --Form of Underwriting Agreement
     3.1*      --Amended and Restated Articles of Incorporation of the Company
     3.2*      --Amended and Restated By-Laws of the Company
     4.1*      --Specimen Common Stock Certificate
     5.1       --Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP,
                regarding the legality of issuance of the Common Stock being registered
     5.2       --Opinion of Dennis McLaughlin & Associates P.S. regarding the legality of the issuance of the Common Stock being registered.
    10.1       --Employment Agreement between the Company and Donald Barbieri
    10.2       --Employment Agreement between the Company and Arthur Coffey
    10.3       --Employment Agreement between the Company and Richard Barbieri
    10.4       --Employment Agreement between the Company and David Bell
    10.5       --Employment Agreement between the Company and Thomas Barbieri
    10.6       --Form of Revolving Credit Facility Agreement
    10.7*      --Amended and Restated Agreement of Limited Partnership of
                Cavanaughs Hospitality Limited Partnership
    10.8*      --Employee Stock Purchase Plan of Cavanaughs Hospitality
                Corporation
    10.9*      --1998 Stock Incentive Plan of Cavanaughs Hospitality
                Corporation
    10.11      --Form of Stock Option Award Agreement
    10.12*     --Form of Restricted Stock Award Agreement
    10.13*     --Gateway Property Lease Agreement
    10.13(A)*  --Gateway Property Option Agreement

   EXHIBIT NO.                          DESCRIPTION
   -----------                          -----------
     10.14*    --Ridpath Property Lease Agreement
     11.0*     --Computation of Earnings Per Share
     21        --List of Subsidiaries of the Company
     23.1      --Consent of Coopers & Lybrand L.L.P.
     23.2      --Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP
                (included in Exhibit 5.1)
     23.2(A)   --Consent of Dennis McLaughlin & Associates P.S. (included in
                Exhibit 5.2)
     23.3*     --Consent of Peter F. Stanton
     23.4*     --Consent of Ronald R. Taylor
     23.5*     --Consent of Robert G. Templin
     24.1*     --Power of Attorney (see signature pages)
     27.1      --Financial Data Schedule

--------
* Previously filed.

  b. Financial Statement Schedules

  All schedules for which provisions is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable or the information is contained in the Financial Statements and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes as follows:

    a. To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser;

    b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

    c. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    d. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SPOKANE AND STATE OF WASHINGTON, ON THE 10TH DAY OF MARCH, 1998.

                                          Cavanaughs Hospitality Corporation

                                                  /s/ Richard L. Barbieri
                                          By: _________________________________
                                              RICHARD L. BARBIERISENIOR VICE
                                               PRESIDENT AND GENERAL COUNSEL

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                NAME                           TITLE                 DATE
                ----                           -----                 ----

                  *                    President, Chief
-------------------------------------   Executive Officer       March 10, 1998
         DONALD K. BARBIERI             and Chairman of the
                                        Board

                  *                    Executive Vice
-------------------------------------   President, Chief        March 10, 1998
          ARTHUR M. COFFEY              Financial Officer
                                        and Director
                                        (principal
                                        accounting officer)

       /s/ Richard L. Barbieri         Senior Vice
-------------------------------------   President, General      March 10, 1998
         RICHARD L. BARBIERI            Counsel and
                                        Director

                  *                    Senior Vice
-------------------------------------   President and           March 10, 1998
         THOMAS M. BARBIERI             Director

*By: /s/ Richard L. Barbieri
     -----------------------
     RICHARD L. BARBIERI
     (ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
   1.1       --Form of Underwriting Agreement
   3.1*      --Amended and Restated Articles of Incorporation of the Company
   3.2*      --Amended and Restated By-Laws of the Company
   4.1*      --Specimen Common Stock Certificate
   5.1       --Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP,
              regarding the legality of issuance of the Common Stock being registered
   5.2       --Opinion of Dennis McLaughlin & Associates P.S. regarding the legality of the issuance of the Common Stock being registered.
  10.1       --Employment Agreement between the Company and Donald Barbieri
  10.2       --Employment Agreement between the Company and Arthur Coffey
  10.3       --Employment Agreement between the Company and Richard Barbieri
  10.4       --Employment Agreement between the Company and David Bell
  10.5       --Employment Agreement between the Company and Thomas Barbieri
  10.6       --Form of Revolving Credit Facility Agreement
  10.7*      --Amended and Restated Agreement of Limited Partnership of
              Cavanaughs Hospitality Limited Partnership
  10.8*      --Employee Stock Purchase Plan of Cavanaughs Hospitality
              Corporation
  10.9*      --1998 Stock Incentive Plan of Cavanaughs Hospitality Corporation
  10.11      --Form of Stock Option Award Agreement
  10.12*     --Form of Restricted Stock Award Agreement
  10.13*     --Gateway Property Lease Agreement
  10.13(A)*  --Gateway Property Option Agreement
  10.14*     --Ridpath Property Lease Agreement
  11.0*      --Computation of Earnings Per Share
  21         --List of Subsidiaries of the Company
  23.1       --Consent of Coopers & Lybrand L.L.P.
  23.2       --Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP (included in Exhibit 5.1)
  23.2(A)    --Consent of Dennis McLaughlin & Associates P.S. (included in
              Exhibit 5.2)
  23.3*      --Consent of Peter F. Stanton
  23.4*      --Consent of Ronald R. Taylor
  23.5*      --Consent of Robert G. Templin
  24.1*      --Power of Attorney (see signature pages)
  27.1       --Financial Data Schedule

--------
* Previously filed